Amendment No. 2 to draft registration statement as confidentially submitted to the Securities and Exchange Commission on June 26, 2026, pursuant to the Jumpstart Our Business Startups Act. This Amendment No. 2 to draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________

Ray Maple Inc.
(Exact name of registrant as specified in its charter)

___________________________

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10/F, Wyndham Place,
No. 40-44 Wyndham Street,
Central, Hong Kong
+852 2827 2522
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

___________________________

[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________

With a Copy to:

Henry Yin, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR 852-3923-1111	Alexandria E. Kane, Esq. James A. Prestiano, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 212-407-4000	Yue (Mark) Li, Esq. Xiaochun (Jonathan) Jiang, Esq. MagStone Law, LLP 293 Eisenhower Parkway, Ste. 135 Livingston, New Jersey 07039 (347) 989-6327

___________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [•], 2026

[•] Class A Ordinary Shares

Ray Maple Inc.

This is an initial public offering of the Class A ordinary shares, $0.0001 par value per share (“Class A Ordinary Shares”) of Ray Maple Inc, an exempted company with limited liability incorporated under the laws of Cayman Islands. (the “Company,” “Ray Maple,” “we,” “us,” or “our”). Prior to this offering, there has been no public market for Class A Ordinary Shares. We expect the initial public offering price will be in the range of $[•] to $[•] per Class A Ordinary Shares. We will apply to list our Class A Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) under the symbol “[•]”. No assurance can be given that our application will be approved. If shares of our common stock are not approved for listing on Nasdaq, we will not consummate this offering.

Investing in Ray Maple’s Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 17 to read about factors you should consider before buying Ray Maple’s Class A Ordinary Shares.

These risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Our Class A Ordinary Shares offered in this prospectus are shares of our Cayman Islands holding company, which has no material operations of its own and conducts substantially all of its operations through the operating entity established in Hong Kong. Investors of our Class A Ordinary Shares should be aware that they may never directly hold equity interests in our subsidiaries. For a description of our corporate structure, see “Our History and Structure” beginning on page 50.

In connection with, and prior to this Offering, we will adopt a dual-class structure consisting of Class A Ordinary Shares and Class B ordinary shares (“Class B Ordinary Shares”). Class A Ordinary Shares are the only class of Ordinary Shares being offered in this Offering. Holders of the Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share will be entitled to one (1) vote on all matters subject to a vote at general meetings of the Company, and each Class B Ordinary Share will be entitled to twenty (20) votes. Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at any time at the option of the holders thereof, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances. Immediately following this Offering, Ms. Liying Wang, one of our directors, will beneficially own 0% of our outstanding Class A Ordinary Shares and 100% of our outstanding Class B Ordinary Shares, assuming the underwriters do not exercise their option to purchase additional Class A Ordinary Shares. As a result of her ownership of the high-voting Class B Ordinary Shares, Ms. Liying Wang will control approximately [•]% of the total voting power of the Company, respectively. Consequently, Ms. Liying Wang will have the ability to determine all matters submitted to a vote of our shareholders, including the election of directors and the approval of any merger, consolidation, or sale of all or substantially all of our assets. For more detailed description of risks related to the dual-class structure, see “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — We have a dual class ordinary share structure that has the effect of concentrating voting control with the holders of our Class B Ordinary Shares. Our Class B Ordinary Shares have multiple votes per share and this ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares.”

Upon the completion of this Offering, we will be a “controlled company” as defined under corporate governance rules of the Nasdaq Stock Market, because Ms. Liying Wang, one of our directors, will beneficially own approximately 0% of our issued and outstanding Class A Ordinary Shares and 100% issued and outstanding Class B Ordinary Shares, and will be able to exercise approximately [•]% of the total voting power of our issued and outstanding Ordinary Shares immediately after the consummation of this Offering, assuming the underwriters do not exercise their option to purchase additional Class A Ordinary Shares. Ms. Liying Wang, will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents and approval of major corporate transactions. For further information, see “Principal Shareholders.” For more detailed description of risks related to being a “controlled company,” see “Risk Factors — Risks Related to Our Corporate Structure — We will be a ‘controlled company’ within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Neither the Company nor the Company’s subsidiaries (together with the Company, the “Group” or “our Group”) conduct any business in Mainland China, and our operations are substantially located in Hong Kong. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like Ray Maple. Such governmental actions, if and when they occur:

•        could result in a material change in our operations and/or the value of our Class A Ordinary Shares;

•        could significantly limit or completely hinder our ability to continue our Group’s operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and

•        may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

As advised by our PRC counsel, Shenbao (Futian) Law firm, the PRC government has initiated a series of regulatory actions and new policies to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Our Company holds equity interests in its subsidiaries in Hong Kong and the BVI, and does not operate its business through any VIE structure. However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the Company’s subsidiaries’ daily business operations, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our Group’s operations and could significantly limit or completely hinder our ability to complete this Offering or cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures and, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing applications. The Company understands that as of the date of this prospectus, the Group has no operations in Mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in Mainland China, should our Group have any future operations in Mainland China through any subsidiaries in the PRC, and should our Group (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require our Group to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in Mainland China, as well as limit our ability to pay dividends outside of Mainland China, limit our operations in Mainland China, delay or restrict the repatriation of the proceeds from this offering into Mainland China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in Mainland China entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Class A Ordinary

Shares. In addition, if the CSRC, the CAC or other PRC regulatory agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in Mainland China and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any data processor who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

As advised by our PRC counsel, Shenbao (Futian) Law firm, as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities, including the CSRC or the CAC, before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, none of the PRC laws and regulations apply to the Group’s business, regardless of whether directly or indirectly via counterparties or other third parties, none of the Group’s previous, current and planned operations with PRC companies subject it to PRC laws and regulations, and the Group is not regulated by any regulator in Mainland China, because (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China; (ii) we and our subsidiaries do not have any operations in Mainland China (although the Group has customers and vendors from Mainland China); (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong and all of our revenues and profits are generated by OUS HK, our operating subsidiary in Hong Kong and we have not generated revenues or profits from Mainland China in the most recent accounting year which account for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (v) although OUS HK may collect and store certain data (including certain personal information) from its clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), neither us nor our subsidiaries will be deemed to be an “Operator” or a “data processor” that is required to file for cybersecurity review by the CAC before listing in the United States, and the regulations in China regarding illegal collection and use of personal information through mobile applications do not apply to the Group, given that: (a) as of date of this prospectus, OUS HK has in aggregate collected and stored the personal information of less than ten thousand individuals in Mainland China and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operations; (c) data processed in our business should not have a bearing on national security nor affect or potentially affect national security; (d) all of the data OUS HK has collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, OUS HK has not been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (vi) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

We also understand that Ray Maple and its subsidiaries are not required to obtain any permissions or approvals from any PRC authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Group or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in Mainland China could change rapidly in the future. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and our Group is required to obtain such permissions or approvals; or (ii) our Group inadvertently concluded that relevant permissions or approvals were not required or that our Group did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our Group’s operations in Hong Kong and our Group’s ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of such securities to significantly decline or become worthless.

Furthermore, as more stringent criteria, including the Holding Foreign Companies Accountable Act (the “HFCAA”) have recently been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”), our Class A Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. On

December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On December 16, 2021, the PCAOB issued a report on its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the PRC, because of positions taken by PRC authorities in those jurisdictions (the “Determination”). The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, consistent with the HFCAA and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing to pursue ongoing investigations and may initiate new investigations as needed. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently subject to inspection by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022 the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the securities may be prohibited from trading or delisted.” We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to our Group. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

Our auditor, AOGB CPA Limited, the independent registered public accounting firm that issues the audit report included in this prospectus, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess AOGB CPA Limited’s compliance with applicable professional standards. AOGB CPA Limited is headquartered in Hong Kong and is subject to inspection by the PCAOB on a regular basis, and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 determination report.

As a holding company, Ray Maple may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. Ray Maple has the power and capacity under the laws of the Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to its subsidiaries incorporated in Hong Kong and BVI, through loans or capital contributions. Ray Maple’s subsidiaries are permitted under the laws of their jurisdictions to provide funding to Ray Maple through dividend distributions. If any of Ray Maple’s subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Ray Maple. As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. According to the Companies Ordinance (Chapter 622 of the Laws

of Hong Kong), a Hong Kong company may only make a distribution out of profits available for distribution. Other than as disclosed herein, OUS HK is permitted under the laws of Hong Kong to provide funding to Ray Maple through dividend distributions without restrictions on the amount of funds or restrictions on foreign exchange. As of the date of this prospectus, the Company’s other subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other; nor do they maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. During the fiscal year ended March 31, 2024, Ray Maple, OUS BVI and OUS HK did not declare or pay any dividends and there was no transfer of assets among Ray Maple and its subsidiaries. During the year ended March 31, 2025, OUS HK has declared and paid dividend.

We do not have any current intentions to distribute any earnings. If we decide to pay dividends on any of the Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from the operating subsidiary by way of dividend payments. See “Dividend Policy”, “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — We do not intend to pay dividends for the foreseeable future.” and “Consolidated Statements of Shareholders’ Equity” in the Report of Independent Registered Public Accounting Firm for further details.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Our Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’.”

	Per Share		Total
Initial public offering price	$	[•]	$	[•]
Underwriting discounts and commissions ([7%]) for sales to investors introduced by the underwriter(1)	$	[•]	$	[•]
Proceeds, before expenses, to us(2)	$	[•]	$	[•]

____________

(1)      We have agreed to pay the underwriters a fee equal to [7%] of the gross proceeds of the offering from investors introduced by the underwriters. The calculation above is based on the assumption that all shares sold in this offering were to investors introduced by the underwriters. Proceeds to the Company will be higher if any shares sold in this offering were to investors introduced by us. See “Underwriting” for additional disclosure regarding underwriting compensation payable by us.

(2)      The total estimated expenses related to this offering are set forth in the section entitled “Underwriting — Discounts and Expenses.”

The underwriters are selling [•] Class A Ordinary Shares (or [•] Class A Ordinary Shares if the underwriters exercise their over-allotment option in full) in this offering on a firm commitment basis.

The underwriting discount or spread is equal to [seven percent (7%)] of the offering price. For additional information regarding our arrangement with the underwriters, please see “Underwriting” beginning on page 116.

We have granted the underwriters an option, exercisable for [45 days] following the effective date of this prospectus, to purchase up to an additional [fifteen percent (15%)] of the Class A Ordinary Shares offered in this offering on the same terms to cover over-allotments.

The underwriters expect to deliver the Class A Ordinary Shares against payment in U.S. dollars to purchasers on or about [•], 2025.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated [•], 2026

i

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for our Class A Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Unless otherwise indicated, information contained or incorporated by reference in this prospectus concerning our industry, including our general expectations and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily uncertain due to a variety of factors, including those described in “Risk Factors” beginning on page 17 of this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

For investors outside the United States: We have not done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities described herein and the distribution of this prospectus outside the United States.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “Amended and Restated Articles of Association” means the Amended and Restated Articles of Association of the Company to be effective upon the completion of this Offering.

•        “Amended and Restated Memorandum of Association” means the Amended and Restated Memorandum of Association of the Company to be effective upon the completion of this Offering;

•        “Amended and Restated Memorandum and Articles of Association” means collectively the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association.

•        “BVI” means the British Virgin Islands;

•        “Company,” “Ray Maple,” “our Company,” “we,” “us,” or “our” means Ray Maple Inc., incorporated in Cayman Islands with limited liability on July 22, 2025 as an exempted company;

•        “Class A Ordinary Shares” are to Class A ordinary shares of Ray Maple Inc., par value $0.0001 per share, each carrying one vote;

•        “Class B Ordinary Shares” are to Class B ordinary shares of Ray Maple Inc., par value $0.0001 per share, each carrying twenty votes;

•        “Fiscal Year” means our financial year, which ends on March 31;

•        “Group,” “our Group,” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors;

•        “HK$,” “Hong Kong dollars” or “HKD” means the legal currency of Hong Kong;

•        “Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

•        “Mainland China” means the People’s Republic of China, excluding, solely for the purpose of this prospectus, Hong Kong, Macau and Taiwan;

•        “Ordinary Shares” means, collectively, the Class A Ordinary Shares and Class B Ordinary Shares of the Company;

•        “OUS BVI” means OU S Concept Limited, a directly wholly-owned subsidiary of the Company incorporated in the British Virgin Islands on August 13, 2025;

•        “OUS HK” means OU S Concept Limited, an indirectly wholly-owned subsidiary of the Company incorporated in Hong Kong on May 18, 2022;

•        “PRC” or “China” means the People’s Republic of China which, for the purposes of this prospectus, excludes Taiwan but includes Hong Kong and Macau

•        “PRC authorities,” “PRC government” or “PRC regulatory agencies” means the authorities, government or regulatory agencies of Mainland China for the purpose of this prospectus only;

•        “PRC laws” or “PRC laws and regulations” means the laws and regulations of Mainland China for the purpose of this prospectus only;

•        “PRC legal and regulating system” means the legal and regulating system of Mainland China for the purpose of this prospectus only;

•        “PRC policies” are to the policies of Mainland China for the purpose of this prospectus only;

•        “PRC securities laws” means the securities laws of Mainland China for the purpose of this prospectus only;

•        “SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

•        “SFC” means the Securities and Futures Commission of Hong Kong;

•        “Securities Act” means the U.S. Securities Act of 1933, as amended, supplemented or modified from time to time;

•        “US$,” “$,” “U.S. dollars” or “USD” means United States dollar(s), the lawful currency of the U.S.; and

•        “U.S.” or “United States” means the United States of America.

•        “VIE” or “Variable Interest Entity” means an entity in which a company holds a controlling interest that is not based on the majority of voting rights.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our Group’s business is mainly conducted in Hong Kong through our Hong Kong subsidiary, OUS HK, using Hong Kong dollars, the currency of Hong Kong. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in U.S. dollars. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus as of and for the fiscal years ended March 31, 2025 and 2024 were calculated at the rate of US$1 = HK$7.80. No representation is made that the HK$ amount represents or could have been, or could be converted, realized or settled into $ at that rate, or at any other rate.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Ordinary Shares, discussed under “Risk Factors” before deciding whether to buy our Class A Ordinary Shares.

Overview

OUS HK is a technology-enabled solutions provider delivering integrated IT systems and digital marketing services designed to empower businesses across Hong Kong in their digital transformation journey. We combine a suite of enterprise software tools with performance-driven marketing capabilities to help our clients streamline operations, engage audiences, and scale efficiently in an increasingly digital and data-driven economy.

We have two service types: (i) information technology solutions consulting services (“IT Solutions Services”), and (ii) marketing services (“Marketing Services”).

Our IT Solutions Services focuses on offering modular, cloud-based systems for enterprise resource planning, customer and employee management, project execution, and real-time business intelligence. Our platform includes both in-house developed software and third party software, and comprises what we believe to be fully integrated components, including, amongst others, a dashboard management system, customer and employee management systems, accounting and inventory management systems, contract and reporting systems, and task management tools. These solutions are designed to optimize operations, improve accountability, and enable data-informed decision-making for organizations of all sizes.

Our Marketing Services complements our IT Solutions Services by enabling clients to grow and engage their customer base across online and offline channels. The services we offer under our Marketing Services include social media management, Key Opinion Leader (“KOL”) and influencer marketing, traditional advertising, event and roadshow management, search engine optimization (“SEO”) services, social media management, and e-commerce solutions. Together, the service offerings under our Marketing Services allow our clients to establish their brand presence in their respective markets across multiple touchpoints, while driving measurable returns.

We believe that the convergence of enterprise technology and marketing execution represents a significant and growing market opportunity, and that there are potential synergies that the individual businesses alone cannot capitalize on. As businesses adopt digital tools to improve performance and customer engagement, we believe demand for end-to-end service providers who can offer both operational technology and external-facing marketing capabilities has risen. Although OUS HK started its business focusing on its Marketing Business, it discovered a strong demand for IT solutions, and expanded its business to include the IT Solutions Business in early 2023. This recent expansion means we have a limited operating history in providing integrated IT and marketing solutions. By serving this dual mandate, OUS HK aims to be a comprehensive service provider for companies seeking integrated digital services.

Our Competitive Strengths

We maintain our position as a key player in this market by leveraging on the following competitive strengths that we have.

•        Dual Expertise in Enterprise Software and Digital Marketing.    Unlike point-solution providers, OUS HK offers a uniquely integrated proposition. Our ability to support both internal operations and customer engagement activities makes us a valuable partner to clients seeking end-to-end digital enablement.

•        Efficient Go-to-Market Model.    We combine product-led growth with consultative sales and onboarding, enabling fast customer acquisition across segments. Our hybrid approach, which combines direct outreach with partner channels and inbound content, has allowed us to serve a wide array of clients, from SMEs to government institutions.

•        Strong Partner Ecosystem.    We have cultivated a growing network of partners including software vendors, digital agencies, event specialists, and technology integrators. These partnerships extend our capabilities and market reach while ensuring seamless delivery across multiple service layers.

•        Culture of Innovation and Customer Success.    Our company culture emphasizes continuous improvement, customer-centricity, and internal collaboration. We maintain close relationships with our clients and incorporate their feedback into product development. Our dedicated customer success team ensures consistent support, onboarding, and education, driving satisfaction and retention.

•        Experienced and Purpose-Driven Leadership.    Our leadership team brings decades of experience across software, marketing, and business operations. Their shared commitment to democratizing technology access and enabling digital transformation for underserved businesses drives our mission and strategic direction.

Our Growth Strategies

We believe we are in the early stages of capitalizing on a significant and growing market opportunity in terms of both enterprise software and digital marketing. Our comprehensive platform, regional focus, and dual-service model uniquely position us to serve the evolving needs of small and medium businesses, mid-sized enterprises, and public sector organizations. We intend to drive long-term sustainable growth through the following key strategies:

•        Acquire New Customers Across Core and Adjacent Segments.    We believe there is substantial untapped demand for unified digital solutions. Many organizations in our target markets still rely on legacy systems, siloed tools, or manual processes to manage critical business functions and digital outreach. By enhancing our sales capacity, investing in digital marketing and thought leadership, and expanding channel partnerships, we intend to accelerate customer acquisition across both our IT and digital marketing offerings. We will also continue to refine our onboarding and activation flows to minimize friction for new customers and improve conversion from inbound interest to paid adoption.

•        Expand Existing Customer Relationships.    Our integrated platform provides multiple avenues for expansion within our existing customer base. Many customers initially engage with a single module or marketing service, presenting a strong opportunity to cross-sell additional IT components or complementary digital marketing services. As businesses scale or evolve their digital maturity, we see demand for more advanced functionality, broader analytics capabilities, and multichannel campaign execution. We plan to expand customer usage through bundled offerings, tiered pricing models, and targeted upsell campaigns, while deepening relationships through customer success programs and personalized account management.

•        Continue to Innovate and Broaden Our Solution Suite.    Product development is central to our long-term value proposition. We intend to continue enhancing our core IT systems and marketing services to reflect evolving business needs, regulatory environments, and consumer behaviors. We are actively investing in new features such as AI-enabled analytics, workflow automation, and modular templates tailored to vertical-specific use cases. In digital marketing, we plan to expand our offerings in SEO, reputation management, and KOL performance tracking, as well as invest in internal tooling to improve service delivery at scale. Our long-term vision includes evolving our platform into a fully integrated operating system for growing businesses, enabling seamless control across both internal operations and external engagement channels.

•        Scale Through Partnerships and Ecosystem Development.    We will continue to develop strategic partnerships with local and regional system integrators, digital agencies, technology providers, and managed service partners (MSPs). These relationships will expand our market reach, accelerate implementation, and enable us to address specialized verticals and geographies with greater depth. We also plan to build an ecosystem of third-party integrations and complementary tools that enhance the value of our core platform and enable customers to create bespoke, end-to-end workflows.

•        Expand Geographically Across Southeast Asia.    While our operations are currently concentrated in Hong Kong, we believe the structural drivers of digital adoption are present across multiple emerging markets. We plan to increase our presence in Malaysia and Indonesia, which are key regional hubs, where the SME and mid-market segments remain underserved by traditional enterprise vendors. We will leverage our scalable platform, partner network, and localized customer insights to penetrate these markets efficiently.

•        Maintain a Strong Culture of Customer Success and Operational Excellence.    We believe customer success is fundamental to long-term growth. We are committed to maintaining a responsive, relationship-driven service model that supports clients at every stage of their digital journey. We will continue to invest in onboarding, training resources, community engagement, and customer support infrastructure to ensure high satisfaction and retention across our base. Internally, we will maintain a culture of continuous improvement, innovation, and accountability, which we believe is critical to scaling responsibly and sustaining our competitive advantage.

Corporate Information

Our principal executive office is located at 10/F, Wyndham Place, No. 40-44 Wyndham Street, Central, Hong Kong, and our phone number is +852 2827 2522. We maintain a corporate website at ousconcept.com.hk. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Corporate Structure

The following diagrams illustrate our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this prospectus and immediately upon the completion of this offering, based on a proposed number of [•] Class A Ordinary Shares being offered, assuming no exercise of the underwriters’ over-allotment option. For more details on our corporate history, please refer to “Our History and Structure.”

Post-IPO
Yihai Su
Liying Wang
Lina Tang
100%
100%
100%
RSYH LTD (BVI)
RWLY LTD (BVI)
RTLN Global Limited (BVI)
Public Shareholders
51,750,000 Class A Ordinary Shares
0 Class B Ordinary Shares
[•]% Voting Power
0 Class A Ordinary Shares
15,250,000 Class B Ordinary Shares
[•]% Voting Power
58,000,000 Class A Ordinary Shares
0 Class B Ordinary Shares
[•]% Voting Power
[•]% Class A Ordinary Shares
0 Class B Ordinary Shares
[•]% Voting Power
RAY MAPLE INC
(Cayman Islands)
(“Beta Cayman”)
100%
OU S CONCEPT LIMITED
(BVI)
(“OUS BVI”)
100%
OU S Concept Limited
(Hong Kong)
(“OUS HK”)

Transfers of Cash to and From Our Subsidiaries

As part of our cash management policies and procedures, our management monitors the cash position of the Company’s subsidiaries regularly and prepares budgets on a monthly basis to ensure they have the necessary funds to fulfill their obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our chief financial officer and subject to approval by our Board. Other than as discussed above, we did not adopt or maintain any cash management policies or procedures as of the date of this prospectus.

Cash is transferred through our organization in the following manner: (i) funds are transferred to the Company’s subsidiaries from the Company as needed in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by the Company’s subsidiaries to the Company.

The Company has the power and capacity under the laws of the Cayman Islands to provide funding to its subsidiaries in other jurisdictions subject to certain restrictions laid down in the Companies Act (Revised) and memorandum and articles of association of the Company. Under the Companies Act (Revised), a Cayman Islands company may make a dividend distribution to its shareholders if the directors are satisfied, on reasonable grounds, that such Cayman Islands company will, immediately after the distribution, satisfy the solvency test, meaning that the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

For OUS HK, our major subsidiary, to transfer cash to Ray Maple, according to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under Hong Kong law, dividends can only be paid out of distributable profits (that is, accumulated realized profits, to the extent not previously utilized by distribution or capitalization, less accumulated realized losses, to the extent not previously written off in a reduction or reorganization of capital) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. As of the date of this prospectus, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong. As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. Except as disclosed herein, there is no restriction on foreign exchange to transfer cash between Ray Maple and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions and limitations to distribute earnings from our business and subsidiaries to Ray Maple and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by our Hong Kong subsidiary to us.

As we are a holding company, our ability to make dividend payments, if any, will be contingent upon our receipt of funds from our subsidiaries. As of the date of this prospectus, our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other. Other than the above, we did not adopt or maintain any cash management policies and procedures dictating the amount of such funding or how funds are transferred and our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other, to distribute earnings from our subsidiaries to Ray Maple and to settle amounts owed under any applicable agreements as of the date of this prospectus.

During the fiscal year ended March 31, 2024, Ray Maple, OUS BVI and OUS HK did not declare or pay any dividends and there was no transfer of assets among Ray Maple and its subsidiaries. During the year ended March 31, 2025, OUS HK has declared and paid dividend.

We do not expect to pay dividends on our Ordinary Shares and settle amounts owed under our operating structure in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

See “Dividend Policy” for more information.

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business

•        We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

•        Our operating history may not provide an adequate basis to judge our future prospects and results of operations.

•        The market in which we operate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

•        The operating entities’ business may rely on a few customers that each account for more than 10% of our total sales. Interruptions in operations in such major clients may have an adverse effect on our business, financial condition, and results of operations.

•        Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

•        Our business is subject to risks related to lawsuits and other claims brought by our clients.

•        Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and operating results. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

•        We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

•        Our performance and growth depends on our ability to develop an increasing client base and our ability to provide evolving and high-quality services.

•        Our revenue is highly dependent on securing new, large projects, and we have experienced significant customer turnover.

Risks Relating to Doing Business in Hong Kong

•        Our operations are mainly in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

•        If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

•        Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

•        Although the audit report included in this prospectus is prepared by U.S. auditors who are currently subject to inspection by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three thus reducing the time before the securities may be prohibited from trading or delisted.

•        The recent joint statement by the SEC and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

Risks Related to Our Corporate Structure

•        Our major shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

•        Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

•        Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

•        If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

•        We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Risks Related to Our Class A Ordinary Shares and This Offering

•        There has been no public market for our Class A Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Class A Ordinary Shares at or above the price you paid, or at all.

•        We have a dual class ordinary share structure that has the effect of concentrating voting control with the holders of our Class B Ordinary Shares. Our Class B Ordinary Shares have multiple votes per share and this ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares.

•        Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

•        The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

•        You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

•        Future sales of the Company’s Class A Ordinary Shares could reduce the market price of its securities.

•        Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

•        We do not intend to pay dividends for the foreseeable future.

•        If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

HOLDING FOREIGN COMPANIES ACCOUNTABLE ACT (the “HFCAA”)

The HFCAA was enacted on December 18, 2020. The HFCAA states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which was enacted on December 23, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years and thus, reducing the time before the securities may be prohibited from trading or delisted. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. The final amendments became effective on January 10, 2022.

Our auditor, AOGB CPA Limited, the independent registered public accounting firm that issues the audit report included in this prospectus, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with applicable professional standards. AOGB CPA Limited is headquartered in Hong Kong, and is subject to inspection by the PCAOB on a regular basis, and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 determination report.

On December 16, 2021, the PCAOB issued a report on its determinations (“Determination Report”) that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor is headquartered in Hong Kong and did not appear as part of the report and was not listed under its appendix A or appendix B. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s MOF. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in Mainland China and Hong Kong, as required under U.S. law. Under the SOP Agreements the PCAOB shall have independent discretion to select any firms for inspection or investigation and has the unfettered ability to retain any information as needed.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, and voted to vacate the Determination Report. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. However, if the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the SOP, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCAA calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to the Company’s offering. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently subject to inspection by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three thus reducing the time before our securities may be prohibited from trading or delisted.”

We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

REGULATORY APPROVAL OF THE PRC

Permission Required from Hong Kong and PRC Authorities

As advised by our Hong Kong counsel, P. C. Woo & Co., based on their understanding of the current Hong Kong laws, as of the date of this prospectus, neither we nor our subsidiary in Hong Kong are required to obtain any permission or approval from any Hong Kong government authority to issue our Class A Ordinary Shares to foreign investors.

As advised by our PRC counsel, Shenbao (Futian) Law firm, since the Company and its subsidiaries currently have no operations in the Mainland China, as of the date of this prospectus, the board of directors of the Company believes the Company is not required to obtain any permissions or approvals from PRC authorities, including the CSRC or the CAC, before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, none of the PRC laws and regulations apply to the Group’s business, regardless of whether directly or indirectly via counterparties or other third parties, none of the Group’s previous, current and planned operations with PRC companies subject it to PRC laws and regulations, and the Group is not regulated by any regulator in Mainland China, because (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China; (ii) we and our subsidiaries do not have any operations in Mainland China; (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong and all of our revenues and profits are generated by OUS HK, our subsidiary in Hong Kong, and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited consolidated financial statements for the same period; (v) although OUS HK may collect and store certain data (including certain personal information) from its clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and OUS HK will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, given that: (a) as of date of this prospectus, OUS HK has in aggregate collected and stored the personal information of less than ten thousand individuals in Mainland China and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data OUS HK has collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, OUS HK has not been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (vi) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

The board of directors of the Company believes that the Company’s subsidiaries are not required to obtain any permissions or approvals from any PRC authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.”

RECENT REGULATORY DEVELOPMENT IN MAINLAND CHINA

As advised by our PRC counsel, Shenbao (Futian) Law firm, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Cybersecurity Review Measures (“Revised Draft”), which required that, among others, in addition to Critical Information Infrastructure Operator (“CIIO”), any Data Processing Operator (“DPO”) controlling personal information of no less than one million users that seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further listed the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&As published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Pursuant to the Regulations on Network Data Security Management promulgated by the CAC on August 30, 2024 and expected to be effective on January 1, 2025, where network data handlers carry out network data processing activities that affect or may affect national security, they shall undergo a national security review in accordance with relevant national regulations. Where it is necessary to provide important data generated or collected by a network data handler during its operation within the territory of the PRC to overseas parties, such provision shall pass the security assessment for data cross-border transmission organized by the state cyberspace administration. A network data handler should identify and declare important data according to relevant state laws, but if such data that has not been identified or publicly announced by the relevant regions or departments as “important data,” no security assessment is required for the cross-border transmission of such data.

Given the nature of the Company’s subsidiaries’ business, we believe this risk is not significant. Our subsidiaries are neither CIIOs nor DPOs as defined in the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on the Company’s subsidiaries’ business, operations or this offering as we do not believe that the Company’s subsidiaries are deemed to be operators of critical information infrastructure or data processors controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S. since (i) only OUS HK is incorporated and operating in Hong Kong and the Revised Review Measures remain unclear whether they shall be applicable to a Hong Kong company; (ii) our subsidiaries operate without any subsidiary nor VIE structure in Mainland China; (iii) as of the date of this prospectus, OUS HK has in aggregate collected and stored the personal information of less than ten thousand individuals in Mainland China and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; and (iv) as of the date of this prospectus, the Company’s subsidiaries have not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. Therefore, we believe that the Company’s subsidiaries are not covered by the permission and requirements from the CSRC or the CAC.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated. If the Revised Review Measures are adopted into law in the future and if any of the Company’s subsidiaries is deemed an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, the listing of our Class A Ordinary Shares on U.S. exchanges could be subject to CAC’s cybersecurity review. If we become subject to the CAC or any other governmental agency, we cannot assure you that we will be able to list our Class A Ordinary Shares on U.S. exchanges, or continue to offer securities to investors, which would materially affect the interest of the investors and cause significantly depreciation of the price of our Class A Ordinary Shares or render them worthless.

Recent PCAOB Developments

Under the AHFCAA, which amended the HFCAA, our Class A Ordinary Shares may be prohibited from being traded on a national exchange if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, AOGB CPA Limited, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. AOGB CPA Limited is headquartered in Hong Kong and is subject to inspection by the PCAOB on a regular basis and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 determination report.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively..

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, consistent with the HFCAA, and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong.

On December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon the expiration of the applicable years of non-inspection under the HFCAA and relevant regulations, the Class A Ordinary Shares will be delisted and will not be permitted for trading over the counter. Such a delisting or prohibition would substantially impair your ability to sell or purchase the Class A Ordinary Shares, and the risk and uncertainty associated with delisting would have a negative impact on the price of the Class A Ordinary Shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the Class A Ordinary Shares could be adversely affected. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Implications of Our Being an “Emerging Growth Company” and a “Foreign Private Issuer”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our independent registered accounting firm on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our Ordinal Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

Implications of Being a Controlled Company

Public companies that qualify as a “controlled company” with securities listed on the Nasdaq, must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a “controlled company” is exempt from certain corporate governance requirements including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon the completion of this Offering, our director, Ms. Liying Wang, will beneficially own 0% of our total issued and outstanding Class A Ordinary Shares and 100% of our total issued and outstanding Class B Ordinary Shares, and will be able to exercise approximately [•]% of the total voting power of our issued and outstanding Ordinary Shares immediately after the consummation of this Offering, assuming that the underwriters do not exercise their option to purchase additional Class A Ordinary Shares, or 0% of our total issued and outstanding Class A Ordinary Shares and 100% of our total issued and outstanding Class B Ordinary Shares, and will be able to exercise approximately [•]% of the total voting power of our issued and outstanding Ordinary Shares immediately after the consummation of this Offering, assuming that the option to purchase additional Class A Ordinary Shares is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Ms. Liying Wang will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

THE OFFERING

Securities offered by us	[•] Class A Ordinary Shares
Over-allotment option

We have granted the underwriters an option, exercisable for [45] days from the Effective Date, to purchase up to an aggregate of [•] additional Class A Ordinary Shares at the initial public offering price, less underwriting discounts.

Price per share	We currently estimate that the initial public offering price will be in the range of $[•] to $[•] per share.
Ordinary Shares outstanding prior to completion of this offering	[109,750,000] Class A Ordinary Shares and [15,250,000] Class B Ordinary Shares. See “Description of Share Capital” for more information.
Ordinary Shares outstanding immediately after this offering

[•] Class A Ordinary Shares and [15,250,000] Class B Ordinary Shares assuming no exercise of the underwriters’ over-allotment option.

[•] Class A Ordinary Shares and [15,250,000] Class B Ordinary Shares assuming full exercise of the underwriters’ over-allotment option.

Listing	We will apply to have our Class A Ordinary Shares listed on the Nasdaq Capital Market.
Proposed Ticker symbol	“[•]”
Transfer Agent	[•]
Use of proceeds

We intend to use the proceeds from this offering for the following purposes:

•        $[•], which is expected to be approximately [40]% of the net proceeds, for strategic acquisitions for the Company’s expansion;

•        $[•], which is expected to be approximately [30]% of the net proceeds, for market development purposes, which include (i) expanding our geographic footprint in high-growth Asian markets, particularly in Southeast Asia and the broader Asia-Pacific region, including establishing local operations; (ii) enhancing our sales and marketing infrastructure, including scaling our direct sales force and upgrading digital marketing and customer relationship management platforms; (iii) pursuing strategic partnerships and channel programs with technology providers and value-added resellers; (iv) expanding our service and product offerings, including the development of premium service tiers, managed services, and an open API platform ecosystem; and (v) penetrating new vertical market segments, such as healthcare and financial services, and adapting our solutions for enterprise and small to medium-sized business clients; and

•        $[•], which is expected to be approximately [30]% of the net proceeds, for operating and working capital purposes, including further development and updating of our IT systems.

See “Use of Proceeds” on page 45 for more information.

Lock-up

All of our directors and officers have agreed, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares for a period of 180 days after the date of this prospectus. See “Ordinary Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors

The Class A Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 17 for a discussion of factors to consider before deciding to invest in our Class A Ordinary Shares.

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

OUS HK, our major operating subsidiary, commenced its advertising business in late 2022, and it started the IT services business in early 2023. It has experienced a period of rapid growth in recent years. Our net revenue grew 433.3% from the fiscal year ended March 31, 2024 to the fiscal year ended March 31, 2025, and 363.2% from the six months ended September 30, 2024 to September 30, 2025. We anticipate significant continuing growth in the foreseeable future. However, we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate client relationship managers and other employees and manage our relationships with an increasing number of clients. Moreover, as we introduce new services or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

Our operating history may not provide an adequate basis to judge our future prospects and results of operations.

OUS HK, our major operating subsidiary, commenced its advertising business in late 2022, and it started the IT services business in early 2023. However, we cannot assure you that our efforts to further develop these businesses will be successful. If our businesses fail to grow, our future growth will be materially and adversely affected. Although we recorded net income for the fiscal year ended March 31, 2025, we cannot assure you that our results of operations will not be adversely affected for the fiscal year ending March 31, 2026 or any future period. Past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by companies in a rapidly evolving and increasingly competitive market in Hong Kong.

The market in which we operate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for our services is fragmented, rapidly evolving and highly competitive, with relatively low barriers to entry. In addition to competing against competitors with diverse capabilities, we compete with point solutions for each of the services that we offer. To remain competitive, we must deliver features and functionality that enhance the utility of our platform to our new and prospective customers, without the presence of software defects. For example, in the context of our social media advertising offerings, we must adapt to changing functionality and APIs of the social media networks, maintain and develop integrations with third parties that provide value to our customers, ensure our platform and products are easy to use and deliver immediate value to our customers, provide a superior customer success and support experience and demonstrate value to our current and prospective customers across multiple functions within their organizations. We may not be successful in delivering on some or all of the foregoing or doing so while maintaining competitive pricing of our platform and products, which could result in customer dissatisfaction and adversely affect our business.

Many of our current and future competitors may benefit from competitive advantages over us, such as greater name recognition, longer operating histories, more varied products and services, larger sales and marketing or research and development budgets, more established relationships, and different or a greater number of third-party integrations.

In addition, some of our competitors may make acquisitions or enter into strategic relationships to offer a broader range of products and services than we do. These combinations may make it more difficult for us to compete effectively. We expect these competitive pressures to continue as competitors attempt to strengthen or maintain their market positions.

Demand for our platform is also price sensitive. Many factors, including our marketing, customer acquisition and technology costs, and the pricing and marketing strategies of our competitors, can significantly affect our pricing strategies. Certain competitors offer, or may in the future offer, lower-priced or free products or services that compete with our platform or may bundle and offer a broader range of products and services. Similarly, certain competitors may use marketing strategies that enable them to acquire customers at a lower cost than we can. Even if such products do not include all the features and functionality that our platform provides, we could face pricing pressure to the extent that users find such alternative products to be sufficient to meet their needs. There can be no assurance that we will not be forced to engage in price-cutting initiatives or other discounts or to increase our sales and marketing and other expenses to attract and retain customers in response to competitive pressures, either of which would harm our business and operating results.

The operating entities’ business may rely on a few customers that each account for more than 10% of our total sales. Interruptions in operations in such major clients may have an adverse effect on our business, financial condition, and results of operations.

The operating entities rely on a few customers that each account for more than 10% of our total sales. For the year ended March 31, 2025, there is no customer accounted for more than 10% of our total sales. For the year ended March 31, 2024, 4 customers accounted for approximately 31.7%, 21.2%, 14.0% and 11.0% of the Group’s total revenue, respectively. For the six months ended September 30, 2025, 5 customers accounted for approximately 20.3%, 20.1%, 15.6%, 12.2% and 10.7% of the Group’s total sales, respectively. For the six months ended September 30, 2024, 2 customers accounted for approximately 48.3% and 26.1% of the Group’s total revenue, respectively.

As of March 31, 2025, 2 customers accounted for approximately 60.3% and 39.7% of the Group’s accounts receivable, respectively. As of March 31, 2024, no customers accounted for more than 10% of the Group’s accounts receivable. As of September 30, 2025, 2 customers accounted for approximately 53.2% and 46.8% of the Group’s account receivables, respectively.

In view of the above, there is no guarantee that the operating entities will not have a concentration of customers or suppliers in the future. Such customers and third-party suppliers are independent entities with their own operational and financial risks that are beyond the operating entities’ control. If any of these customers or suppliers breach or terminate their contracts with the operating entities, or experience significant disruptions to their operations, the operating entities will be required to find and enter into contracts with one or more customers or suppliers as replacement. It could be costly and time-consuming to find alternative customers and suppliers, and these customers or suppliers may not be available at reasonable terms or at all. As a result, this could harm the operating entities’ business and financial results and result in lost or deferred revenue.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of high net worth and ultra-high net worth individuals or enterprises that are current or potential clients, is critical to our business. Our reputation and brand is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about the advertising industry and IT services industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face arbitration claims and lawsuits brought by our clients. This risk may be heightened if clients experience losses as a result of our services, even though we may not have caused such losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and operating results. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We generated cash flows from operating activities in the amount of $213,437 in the fiscal year ended March 31, 2025, an increase of $176,785 compared to cash flows provided by operating activities in the amount of $36,652 in the fiscal year ended March 31, 2024. We had cash flows used in operating activities in the amount of $34,190 in the six months ended September 30, 2025, an decrease of $51,189 compared to cash flows provided by operating activities in the amount of $16,999 in the six months ended September 30, 2024. In addition, we generated a net income of approximately $841,168 during the fiscal year ended March 31, 2025, and a net loss of $173,302 during the six months ended September 30, 2025. We cannot assure you that our business model will allow us to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our Group’s development. Inability to collect our fees in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and operating results. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure that this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions, or to grow our business substantially. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Hong Kong’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Our performance and growth depends on our ability to develop an increasing client base and our ability to provide evolving and high-quality services.

OUS HK has spent significant financial resources on updating its systems and conducting marketing activities to attract new clients in a cost effective manner, providing satisfactory services on its platform in a timely manner and at favorable price terms. If we fail to acquire new clients and retain existing clients by offering services that cater to their evolving business needs, OUS HK may not be able to maintain and continue to grow the trading volume on its platform, thus affecting our income and operating results.

Our revenue is highly dependent on securing new, large projects, and we have experienced significant customer turnover.

Our business strategy is to expand our relationships with existing customers over time through a “land-and-expand” model. However, our operating history, particularly with major customers, has been characterized by project-based engagements rather than long-term, recurring contracts. For example, none of our major customers from the fiscal year ended March 31, 2024 were major customers in the fiscal year ended March 31, 2025. This demonstrates a high degree of customer concentration and turnover, and a significant dependency on our ability to continuously secure new, large projects to sustain and grow our revenue.

Additionally, our clients may not continue to place or increase orders for OUS HK’s services if OUS HK cannot match the prices offered by other market players or if OUS HK fails to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices with satisfactory experience will cause our clients to lose confidence in us and use OUS HK’s services less frequently or even stop using OUS HK’s services altogether, which in turn will materially and adversely affect our performance.

If we are unable to attract new customers or secure additional large projects from existing customers, our business, financial condition, and results of operations could be materially and adversely affected. There is no assurance that we will be able to successfully transition more clients to longer-term retainer or subscription-based contracts, which is critical to the execution of our land-and-expand strategy and to reducing our reliance on project-based engagements. Our failure to do so could result in increased volatility in our revenue, reduced predictability of our financial results, and diminished growth prospects.

We are subject to general economic and political conditions in Hong Kong, the PRC and the United States.

Economic and political conditions such as macroeconomic and monetary policies, legislation and regulations affecting the advertising and IT services industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates could positively or negatively impact our revenues and profitability. For example, a trade dispute between China and the United States could negatively impact the performance of our clients, which affects the amount that they would allocate towards purchasing our services, which could further result in a significant fluctuation of our income and operating results. In particular, our results of operations are affected by the macro-economic conditions in Hong Kong. Any deterioration of the economy in Hong Kong, decrease in disposable income of consumers, fear of a recession and decrease in consumer confidence may affect the revenues of our clients, which could in turn materially adversely affect our financial condition and results of operations.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our directors, Lina Tang and Liying Wang, our CEO, Tao Xu, our CFO, Yihai Su, as well as the director of OUS HK, Po Sang Chan. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we plan to invest significant time and expenses in training our employees, which we expect will increase their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our high net worth clients, resulting in a material adverse effect to our business.

Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. See “Regulations — Employment” for details. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

Our existing insurance may not sufficiently cover the risks related to our business operation.

We maintain business insurance, which covers fidelity and crime risks, such as loss of client assets due to theft by employees or other fraudulent acts. However, it does not cover errors and omissions claims or pure unauthorized trading where there is no intent for direct fraud. We also plan to purchase directors and officers liability insurance prior to this offering. While our management believes that we have sufficient insurance coverage for our business operations in line with industry standards and business practices in Hong Kong, and although we may be able to increase our insurance coverage when required, we cannot guarantee that our existing insurance policies will sufficiently cover all potential liabilities or risks associated with our business operations. In the event that our insurance does not or is insufficient to compensate, or should we be unable to effect any insurance, for the losses or damages arising from the potential liabilities, our financial condition and results of operations could be adversely affected.

As a public company, we expect the laws, rules and regulations governing U.S. public companies will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

In the event that our existing insurance coverage is insufficient to indemnify us against all or any losses, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We depend on a limited number of third-party suppliers for the execution of our projects, and the loss of any of these key suppliers, or a deterioration in our relationships with them, could have a material adverse effect on our ability to deliver services to our clients and on our financial results.

Our ability to maintain close relationships with our key suppliers is essential to the success of our business, as we rely on our key suppliers to deliver services to our clients. For the fiscal year ended March 31, 2025 and six months ended September 30, 2025, our top three suppliers, collectively accounted for approximately 73.2% and 79.6% of our total cost of revenue, representing a significant concentration. Although our suppliers continued to partner with us for the provision of services to our clients for the year ended March 31, 2025 and the six months ended September 30, 2025, we cannot assure you that we will continue to maintain such relationships with our key suppliers. We cannot assure you that any of our key suppliers in the future will not increase their prices or refuse to partner with us to provide services to our clients, and any such event could have a material adverse effect on our corporate services income, profitability, and results of operations.

Risks Relating to Doing Business in Hong Kong

Our operations are mainly in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Ray Maple is a holding company, and we conduct our operations mainly in Hong Kong through OUS HK. As at the date of this prospectus, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers. However, due to certain long arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in Mainland China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject to may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are uncertain. In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention; and

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

As advised by our PRC counsel, Shenbao (Futian) Law firm, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Mainland China-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to achieve compliance, decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Class A Ordinary Shares could decrease or become worthless.

If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

(i)     Risks in relation to cybersecurity review under the Revised Review Measures

As advised by our PRC counsel, Shenbao (Futian) Law firm, recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Mainland China-based companies which listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&As published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Pursuant to the Regulations on Network Data Security Management promulgated by the CAC on August 30, 2024 and expected to be effective on January 1, 2025, where network data handlers carry out network data processing activities that affect or may affect national security, they shall undergo a national security review in accordance with relevant national regulations. Where it is necessary to provide important data generated or collected by a network data handler during its operation within the territory of the PRC to overseas parties, such provision shall pass the security assessment for data cross-border transmission organized by the state cyberspace administration. A network data handler should identify and declare important data according to relevant state laws, but if such data that has not been identified or publicly announced by the relevant regions or departments as “important data,” no security assessment is required for the cross-border transmission of such data.

It remains unclear whether a Hong Kong company shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, operations or this offering. Although OUS HK may collect and store certain data (including certain personal information) from its clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), as advised by our PRC counsel, Shenbao (Futian) Law firm, we and OUS HK will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, and the regulations in China regarding illegal collection and use of personal information through mobile applications do not apply to the Group, given that: (a) as of date of this prospectus, OUS HK has in aggregate collected and stored the personal information of less than one thousand individuals in Mainland China and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data OUS HK has collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, OUS HK has not been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review. In addition, pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). If any of our subsidiaries is subject to the Revised Review Measures and is deemed an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Class A Ordinary Shares in the U.S. could be subjected to CAC’s cybersecurity review in the future.

(ii)    Risks in relation to filling procedures and requirements under the Trial Administrative Measures

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted applications for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

Since the Company and its subsidiaries currently have no operations in the Mainland China, as advised by our PRC counsel, Shenbao (Futian) Law firm, as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including CSRC because (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (ii) we and our subsidiaries do not have any operations in Mainland China; (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; and (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong and all of our revenues and profits are generated by OUS HK and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited consolidated financial statements for the same period; (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

While we have no current operations in Mainland China, should we have any future operations in Mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in Mainland China, as well as limit our ability to pay dividends outside of Mainland China, limit our operations in Mainland China, delay or restrict the repatriation of the proceeds from this offering into Mainland China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

We also understand that neither Ray Maple nor any of our subsidiaries are required to obtain any permissions or approvals from any PRC authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or become worthless.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities for this offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for our subsidiaries’ operations in Hong Kong, because our major operations take place in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (the “PDPO” or the “Personal Data (Privacy) Ordinance”) imposes a duty on any data user who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of any personal data. Personal data refers to any data relating directly or indirectly to a living individual, from which it is practicable for the identity of the individual to be directly or indirectly ascertained and in a form in which access to or processing of the data is practicable. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The data protection principles (collectively, the “DPP” or the “Data Protection Principles”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Privacy Commissioner may provide legal assistance to the aggrieved data subjects if the Privacy Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this Offering. However, if we or OUS HK conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could be liable to pay significant compensation to victims under the PDPO and/or face criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently subject to inspection by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three thus reducing the time before the securities may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the PRC government authorities. Currently, our U.S. auditor is subject to inspection by the PCAOB on a regular basis and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 determination report, and we have no operations in Mainland China. However, if there are significant changes to current political arrangements between Mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operated in Mainland China and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside Mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in Mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in Mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular Mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as Nasdaq, of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting Mainland China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in Mainland China-based issuers and summarizing enhanced disclosures the SEC recommends Mainland China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCAA, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which was enacted on December 23, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus, reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. The final amendments became effective on January 10, 2022.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, consistent with the HFCAA, and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong.

On December 23, 2022, the AHFCAA was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control.

If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon the expiration of the applicable years of non-inspection under the HFCAA and relevant regulations, the Class A Ordinary Shares will be delisted and will not be permitted for trading over the counter. Such a delisting or prohibition would substantially impair your ability to sell or purchase the Class A Ordinary Shares, and the risk and uncertainty associated with delisting would have a negative impact on the price of the Class A Ordinary Shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the Class A Ordinary Shares could be adversely affected. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While the CSRC, the SEC and the PCAOB have entered into the SOP Agreements regarding the inspection of PCAOB-registered accounting firms in Mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between Mainland China and Hong Kong, or if any component of our auditor’s work papers become located in Mainland China in the future. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The recent joint statement by the SEC and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. On June 22, 2021, the U.S. Senate passed the AHFCAA, enacted on December 23, 2022, amending the HFCAA to require the

SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to our subsidiaries.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of mainland China shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. The Basic Law guaranteed a high degree of autonomy for Hong Kong which ensured Hong Kong would retain its currency (the Hong Kong Dollar), legal system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance and currencies. Hong Kong continues using the English common law system.

However, if there are any changes in relation to the political arrangements which allows Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Hong Kong subsidiary’s business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) and the Safeguarding National Security Ordinance could impact our Hong Kong subsidiary, which represents substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress decided to add the Hong Kong National Security Law to the list of national laws in Annex III to the Basic Law of Hong Kong. This law defines the duties and government bodies of Hong Kong for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. On March 19, 2024, the Legislative Council of Hong Kong passed the Safeguarding National Security bill. The Safeguarding National Security Ordinance (effective on March 23, 2024) was enacted according to the Article 23 of the Basic Law of Hong Kong, which stipulates that Hong Kong shall enact laws on its own to prohibit any act of treason, secession, sedition, subversion against the central people’s government, or theft of state secrets. The Safeguarding National Security Ordinance mainly covers five types of offences: treason, insurrection, offences in connection with state secrets and espionage, sabotage endangering national security and related activities, and external interference endangering national security and organizations engaging in activities endangering national security. It is difficult to predict the full impact of the Hong Kong National Security Law, HKAA and the Safeguarding National Security Ordinance on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary, which represents substantially all of our business, is determined to be in violation of the Hong Kong National Security Law or the HKAA or the Safeguarding National Security Ordinance by competent authorities, our business operations, financial position, and results of operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in Mainland China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative, or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The majority of our revenues and expenses are denominated in Hong Kong dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Risks Related to Our Corporate Structure

Our major shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this prospectus, Lina Tang, our director, Liying Wang, our director, and Yihai Su (collectively, “Major Shareholders”), beneficially own an aggregate of approximately 100% of our issued and outstanding Ordinary Shares through their respective special-purpose vehicles. As a result of our Major Shareholders’ collective substantial shareholding, our Major Shareholders have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Our Major Shareholders may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our Class A Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before this offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of June 30, 2024, in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq Listing Rulesin determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We seek to have our securities approved for listing on Nasdaq upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on Nasdaq, we cannot assure you that our securities will continue to be listed on Nasdaq.

In addition, following this offering, in order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq criteria for maintaining our listing, our securities could be subject to delisting.

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our common stock is a “penny stock,” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

To qualify for listing, we will need to meet one of a number of initial listing standards set out by the Nasdaq. We intend to qualify under the Net Income Standard, which requires us to have a net income from continuing operations of at least $750,000 in the latest fiscal year or in two of the last three fiscal years.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules our director, Ms. Liying Wang, will beneficially own approximately 0% of our then-issued and outstanding Class A Ordinary Shares and 100% of our total issued and outstanding Class B Ordinary Shares, and will be able to exercise approximately [•]% of the total voting power of our issued and outstanding Ordinary Shares immediately after the consummation of this offering, assuming the underwriters do not exercise its option to purchase additional Class A Ordinary Shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances

Our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or (v) a fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of our Class A Ordinary Shares purchased by investors in the public offering. Once our Class A Ordinary Shares have been listed, the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members will remain with the Depository Trust Company. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any registration by the directors, as the market transactions will all be conducted through the Depository Trust Company’s systems.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow one or more of our shareholders who together hold not less than 10% of the rights to vote to requisition a general meeting of our shareholders, in which case our board is obliged to call such meeting. Should the Directors fail to call a general meeting within 21 clear days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

Risks Related to Our Class A Ordinary Shares and This Offering

There has been no public market for our Class A Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Class A Ordinary Shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our Class A Ordinary Shares. We expect to apply for our Class A Ordinary Shares to be listed on Nasdaq. There is no guarantee that our application will be approved by Nasdaq. If an active trading market for our Class A Ordinary Shares does not develop after this offering, the market price and liquidity of our Class A Ordinary Shares will be materially adversely affected. The public offering price for our Class A Ordinary Shares will be determined by negotiations between us and the underwriter and may bear little or no relationship to the market price for our Class A Ordinary Shares after the public offering. You may not be able to sell any Class A Ordinary Shares that you purchase in the offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

We have a dual class ordinary share structure that has the effect of concentrating voting control with the holders of our Class B Ordinary Shares. Our Class B Ordinary Shares have multiple votes per share and this ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares.

We have a dual class ordinary share structure and the holders of our Class B Ordinary Shares have 20 votes per share. Our Controlling Shareholder owns Ordinary Shares representing approximately [•]% of the voting power of the outstanding ordinary shares as of the date of this prospectus. In addition, because of the twenty-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, holders of our Class B Ordinary Shares could continue to control a majority of the combined voting power of our ordinary shares and therefore control all matters submitted to our shareholders for approval until such time, if any, as a sufficient number of shares of our Class B Ordinary Shares are converted into Class A Ordinary Shares in accordance with the terms of the amended and restated memorandum and articles of association of the Company. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class A Ordinary Shares.

Class B Ordinary Shares are convertible into Class A Ordinary Shares and will automatically convert into shares of Class A Ordinary Shares upon the occurrence of certain future events, generally including transfers, subject to limited excepts set forth in our amended and restated memorandum and articles of association. The conversion of Class B Ordinary Shares to Class A Ordinary Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Ordinary Shares who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B Ordinary Shares could gain significant voting control as other holders of Class B Ordinary Shares sell or otherwise convert their shares into Class A Ordinary Shares.

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

When our Class A Ordinary Shares are approved by Nasdaq and begin trading on Nasdaq, our Class A Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Class A Ordinary Shares will be determined by negotiations between us and the underwriter, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Class A Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Class A Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

The initial public offering price of our Class A Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Class A Ordinary Shares. Consequently, when you purchase our Class A Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution of $[•] per share, assuming an initial public offering price of $[•]. See “Dilution.” on page 48. In addition, you may experience further dilution to the extent that additional Class A Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

Future sales of the Company’s Class A Ordinary Shares could reduce the market price of its securities.

Substantial sales of the Company’s Class A Ordinary Shares on Nasdaq may cause the market price of its securities to decline. Sales by us or the Company’s security holders of substantial amounts of the Company’s Class A Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our securities.

The issuance of any additional Class A Ordinary Shares or any securities that are exercisable for or convertible into Class A Ordinary Shares, may have an adverse effect on the market price of the Company’s Class A Ordinary Shares and will have a dilutive effect on the Company’s existing shareholders and holders of Class A Ordinary Shares.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of [109,750,000] Class A Ordinary Shares is outstanding before the consummation of this offering and [•] Class A Ordinary Shares will be outstanding immediately after the consummation of this offering. The Class A Ordinary Shares outstanding after this offering will be available for sale upon the expiration of the lock-up period ending [180 days after the commencement of sales of the offering], subject to certain restrictions. See “Ordinary Shares Eligible for Future Sale.” Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The market price for our Class A Ordinary Shares may be volatile.

The market price for our Class A Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

•        the perception of U.S. investors and regulators of U.S. listed Hong Kong companies;

•        actual or anticipated fluctuations in our quarterly operating results;

•        changes in financial estimates by securities research analysts;

•        negative publicity, studies or reports;

•        conditions in Hong Kong advertising and IT services industry;

•        our capability to catch up with the technology innovations in the industry;

•        changes in the economic performance or market valuations of other similar companies;

•        announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•        addition or departure of key personnel;

•        fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar; and

•        general economic or political conditions in Hong Kong, the United States and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Class A Ordinary Shares.

Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, although we exempt from certain corporate governance standards applicable to US issuers as a foreign private issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on Nasdaq upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on Nasdaq, we cannot assure you that our securities will continue to be listed on Nasdaq.

In addition, following this offering, in order to maintain our listing on Nasdaq, we must maintain a minimum share price of $1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements. If we fail to comply with all listing standards applicable to issuers listed on Nasdaq, the Class A Ordinary Shares may be delisted. If the Class A Ordinary Shares are delisted, it could reduce the price of the Class A Ordinary Shares and the levels of liquidity available to our shareholders. In addition, the delisting of the Class A Ordinary Shares could materially and adversely affect our access to the capital markets and any limitation on liquidity or reduction in the price of the Class A Ordinary Shares could materially and adversely affect our ability to raise capital.

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Delisting from Nasdaq could also result in other negative consequences, including the potential loss of confidence by our clients, business partners and employees, the loss of institutional investor interest and fewer business development opportunities.

We are subject to taxation in multiple jurisdictions. Tax laws in these jurisdictions are often complex and require us to make subjective determinations that may be scrutinized by tax regulators.

We are subject to many different forms of taxation in each of our countries of operation, including income tax, withholding tax, property tax, VAT and other payroll-related taxes. Tax law and administration is complex, subject to change and varying interpretations and often requires us to make subjective determinations. Relevant tax authorities in such jurisdictions may not agree with the determinations that are made or the positions taken by us with respect to the application of tax law. Such disagreements could result in lengthy legal disputes, an increased overall tax rate applicable to us and, ultimately, in the payment of substantial amounts of tax, interest and penalties, which could have a material adverse effect on our business, results of operations and financial condition.

Additional tax expenses could accrue in relation to previous or subsequent tax assessment periods, which are still subject to a pending tax audit or have not been subject to a tax audit yet. Tax authorities in relevant jurisdictions could revise original tax assessments and substantially increase the tax burden (including interest and penalty payments) of the relevant entities. They may have the authority to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. These open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, character, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle. The realization of any of these risks could have a material adverse effect on our business, results of operations and financial condition.

If we or any of our non-U.S. subsidiaries are classified as a passive foreign investment company (“PFIC”), United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

In general, we or any of our non-U.S. subsidiaries will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we or any of our non-U.S. subsidiaries are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we or any of our non-U.S. subsidiaries are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status or the actual PFIC status for any of our non-U.S. subsidiaries for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC or the status of any of our non-U.S. subsidiaries as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our expectations regarding our client base;

•        our relationships with our business partners;

•        competition in our industry;

•        relevant government policies and regulations relating to the industries that our businesses operate in;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        our ability to retain the services of our CEO and CFO, who serve as our key executives;

•        overall industry and market performance; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus includes statistics, other data and descriptive information relating to markets, market sizes, and other industry data pertaining to our business that we have obtained from industry publications and surveys, government publications, surveys and studies conducted by third parties, other information available to us, as well as estimates by our management based on such data. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this prospectus should be viewed with caution. Additionally, forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States.

Substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [•] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Ogier, our Cayman Islands counsel, and P. C. Woo & Co., our Hong Kong counsel, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have also been advised by Ogier that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

1.      is given by a foreign court of competent jurisdiction;

2.      imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

3.      is final and conclusive;

4.      is not in respect of taxes, a fine or a penalty;

5.      was not obtained by fraud; and

6.      is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. As the courts of the Cayman Islands have yet to rule on making such a determination, it is uncertain whether such civil liability judgments from United States courts would be enforceable in the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

P. C. Woo & Co., our Hong Kong counsel, has advised us that a judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong under common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment based on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), (2) made by a U.S. court of competent jurisdiction over the parties and the subject-matter, (3) final and conclusive on the merits of the claim, (4) between the same parties or their privies on an identical issue and (5) not impeachable according to the rules on conflict of laws of Hong Kong, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[•] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[•], assuming the underwriters do not exercise their over-allotment option.

We plan to use the net proceeds we receive from this offering for the following purposes:

•        $[•], which is expected to be approximately [40]% of the net proceeds, for strategic acquisitions for the Company’s expansion;

•        $[•], which is expected to be approximately [30]% of the net proceeds, for market development purposes, which include (i) expanding our geographic footprint in high-growth Asian markets, particularly in Southeast Asia and the broader Asia-Pacific region, including establishing local operations; (ii) enhancing our sales and marketing infrastructure, including scaling our direct sales force and upgrading digital marketing and customer relationship management platforms; (iii) pursuing strategic partnerships and channel programs with technology providers and value-added resellers; (iv) expanding our service and product offerings, including the development of premium service tiers, managed services, and an open API platform ecosystem; and (v) penetrating new vertical market segments, such as healthcare and financial services, and adapting our solutions for enterprise and small to medium-sized business clients; and

•        $[•], which is expected to be approximately [30]% of the net proceeds, for operating and working capital purposes, including further development and updating of our IT systems.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments. To the extent that our actual net proceeds are not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis unless and until we can raise the balance of the funds required through equity or debt financing to fully fund our proposed uses above.

DIVIDEND POLICY

During the fiscal year ended March 31, 2024, Ray Maple, OUS BVI and OUS HK did not declare or pay any dividends and there was no transfer of assets among Ray Maple and its subsidiaries. During the year ended March 31, 2025, OUS HK has declared and paid dividend.

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding Company incorporated in the Cayman Islands. We rely principally on dividends from our operating subsidiaries for our cash requirements, including any payment of dividends to our shareholders. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our operating subsidiaries.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our articles of association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2025:

•        on an actual basis;

•        on a pro forma basis to reflect the Reorganization; and

•        on a pro forma as adjusted basis to reflect (1) the Reorganization; and (2) issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[•] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

September 30, 2025
	Actual	Pro forma	Pro forma as adjusted
	$	$	$
Cash

Shareholders’ Equity:

Class A Ordinary Shares, US$0.0001 par value per share; 400,000,000 shares authorized, 109,750,000 shares issued and outstanding on an actual basis; [      ] shares issued and outstanding on a pro forma basis; and [      ] shares issued and outstanding on a pro forma as adjusted basis

Class B Ordinary Shares, US$0.0001 par value per share; 100,000,000 shares authorized, 15,250,000 shares issued and outstanding on an actual basis; [      ] shares issued and outstanding on a pro forma basis; and [      ] shares issued and outstanding on a pro forma as adjusted basis

Subscription receivables
Additional paid-in capital(1)
Retained earnings
Total Shareholders’ Equity
Indebtedness
Amount due to a related party
Total indebtedness
Total Capitalization

____________

(1)      Additional paid-in capital reflects the sale of Shares in this offering at an assumed initial public offering price of $[•] per share, and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. We estimate that such net proceeds will be approximately $[•] million ($[•] million offering, less underwriting discounts of $[•] million, and offering expenses of approximately $[•] million) if the underwriters’ over-allotment option is not exercised, or $[•] million ($[•] million offering, less underwriting discounts of [•] million, and offering expenses of approximately $[•] million) if the underwriters’ over-allotment option is exercised in full.

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per share would increase (decrease) each of additional paid-in capital, total shareholder’s equity and total capitalization by $[•] million if the underwriters’ over-allotment option is not exercised or $[•] million if the underwriters’ over-allotment option is exercised in full, assuming the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, and estimated expenses payable by us.

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted for each Class A Ordinary Share you purchase to the extent of the difference between the initial public offering price per share and our net tangible book value per share after this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the net tangible book value per share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Our net tangible book value as of September 30, 2025, was $[•], or $[•] per share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per share (as adjusted for the offering) from the initial public offering price per share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

After giving effect to our sale of [•] Class A Ordinary Shares offered in this offering based on an assumed initial public offering price of $[•] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2025, would have been $[•], or $[•] per outstanding share. This represents an immediate increase in net tangible book value of $[•] per share to the existing shareholders, and an immediate dilution in net tangible book value of $[•] per share to investors purchasing Class A Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Assumed Initial public offering price per share	$	$
Net tangible book value per share as of September 30, 2025	$	$
Increase in net tangible book value per share attributable to payments by new investors	$	$
Pro forma net tangible book value per share immediately after this offering	$	$
Amount of dilution in net tangible book value per share to new investors in the offering	$	$

The following tables summarize, on a pro forma as adjusted basis as of September 30, 2025, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Class A Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
Over-allotment option not exercised	Number	Percent	Amount	Percent
($ in thousands)
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$

	Class A Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
Over-allotment option exercised in full	Number	Percent	Amount	Percent
($ in thousands)
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at the pricing.

OUR HISTORY AND STRUCTURE

Our Company was incorporated in the Cayman Islands on July 22, 2025, under the Companies Act as an exempted company limited by shares. Our authorized share capital is currently $50,000 divided into 400,000,000 Class A Ordinary Shares, par value $0.0001 each, and 100,000,000 Class B Ordinary Shares, par value $0.0001 each.

Our Company holds equity interests in its subsidiary in Hong Kong, and does not operate its business through a VIE structure. As of the date of this prospectus, our Company does not have any subsidiaries incorporated in Mainland China. Investors are purchasing the Class A Ordinary Shares of the Company, a Cayman Islands holding company, and not in its subsidiaries. As a holding company, the Company may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The subsidiaries’ ability to pay dividends to the Company may be restricted by the debt the subsidiaries incur on their own behalf or the laws and regulations applicable to them.

We are a holding company and do not carry on any operational business activities on our own. Instead, our business is mainly carried out through our operating subsidiary, OUS HK. OUS HK is indirectly held by our Company through OUS BVI.

Corporate Reorganization

OUS HK was initially incorporated in Hong Kong as a company limited by shares on May 18, 2022, and is currently engaged in the business of providing IT solution consulting services and marketing services. OUS BVI is an intermediate holding company that was incorporated on August 13, 2025, for the purpose of holding the shares of OUS HK.

In preparation for its IPO in the United States, a reorganization of the legal structure of the Group (the “Reorganization”) was completed on August 29, 2025. Prior to the Reorganization, OUS HK, the operating subsidiary of the Company incorporated in Hong Kong was owned fully by Po Sang Chan (“Mr. Chan”).

In preparation for the listing of the shares, the Company became the holding company of OUS HK via OUS BVI. To prepare for this offering, the Group underwent the Reorganization with the following steps:

Step 1 Dividend distribution to the sole shareholder of OUS HK

On February 28, 2025, the sole director of OUS HK approved and declared an interim dividend resulting in payments totaling HK$5,674,489 (equivalents to US$727,499) to Mr. Chan, the sole shareholder of OUS HK. Such dividend was recorded as a reduction to retained earnings at the declaration date and was offset against the balance of the amount due from Mr. Chan, as he was both the sole shareholder and sole director of OUS HK at that time.

Step 2 Shares transfer by Mr. Chan

On March 26, 2025, Mr. Chan transferred all his ordinary shares in OUS HK to Yihai Su (“Mr. Su”) with 5,100 shares, representing 51% shareholding at a consideration of HK$3,952,500 (equivalents to US$506,731) and Mr. Tao Xu (“Mr. Tao”) with 4,900 shares, representing 49% shareholding at a consideration of HK$3,797,500 (equivalents to US$486,859), of OUS HK.

Step 3 Shares transfer by Mr. Tao and Mr. Su

On June 16, 2025, Mr. Tao transferred his entire shareholding in OUS HK to Yeting Zhang (“Mr. Zhang”) with 3,680 shares at a consideration of HK$2,852,000 (equivalents to US$365,641) and Liying Wang (“Ms. Wang”) with 1,220 shares at a consideration of HK$945,500 (equivalents to US$121,218), while Mr. Su transferred his 960 shares to Mr. Zhang at a consideration of HK$744,000 (equivalents to US$93,385). Accordingly, OUS HK is owned 41.4% by Mr. Su, 46.4% by Mr. Zhang and 12.2% by Ms. Wang.

Step 4 Incorporation of RWLY LTD

On June 17, 2025, RWLY LTD was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Ms. Wang’s shares.

Step 5 Incorporation of RZYT LTD

On June 25, 2025, RZYT LTD was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Mr. Zhang’s shares.

Step 6 Incorporation of RSYH LTD

On June 30, 2025, RSYH LTD was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Mr. Su’s shares.

Step 7 Incorporation of Ray Maple Inc.

Ray Maple Inc. was incorporated under the laws of the Cayman Islands on July 22, 2025, as a limited liability company with the intention to become the issuer of this offering. The authorized share capital of Ray Maple Inc. was US$50,000 divided into 50,000 shares each with a par value of US$1.00. Upon incorporation, Harneys Fiduciary (Cayman) Limited being the initial subscriber of Ray Maple Inc., held 1 ordinary share in issue and outstanding which was then transferred to RSYH LTD on the same date.

Step 8 Shares allotment of Ray Maple Inc.

On July 22, 2025, the directors of the Company approved the new shares allotment of 20,699 ordinary shares at US$1.00 to RSYH LTD, 23,200 ordinary shares at US$1.00 to RZYT LTD and 6,100 ordinary shares at US$1.00 to RWLY LTD, respectively. Accordingly, the Company is owned 41.4% by Mr. Su through RSYH LTD, 46.4% by Mr. Zhang through RZYT LTD and 12.2% by Ms. Wang through RWLY LTD.

Step 9 Incorporation of OUS BVI

On August 13, 2025, OUS BVI was incorporated under the laws of the BVI as a wholly owned subsidiary of the Company.

Step 10 Shares transfer

On August 29, 2025, the transfer of shares of OUS HK from Mr. Su with 4,140 shares at a consideration of HK$3,208,500 (equivalents to US$411,346), Mr. Zhang with 4,640 shares at a consideration of HK$3,596,000 (equivalents to US$461,026) and Ms. Wang with 1,220 shares at a consideration of HK$945,500 (equivalents to US$121,218) to OUS BVI was completed.

Following the Reorganization, the Company owned 100% of OUS BVI and OUS HK and the Company was owned 41.4% by Mr. Su through RSYH LTD, 46.4% by Mr. Zhang through RZYT LTD and 12.2% by Ms. Wang through RWLY LTD, which were the same group of shareholders of OUS HK prior to the Reorganization.

Share Subdivision and Share Reclassification

On September 17, 2025, the shareholders proposed to surrender the ordinary shares with a par value of US$1 to the Company with nil consideration. Specifically, RZYT LTD proposed to surrender 17,400 ordinary shares; RSYH LTD proposed to surrender 15,525 ordinary shares; and RWLY LTD proposed to surrender 4,575 ordinary shares.

Pursuant to resolutions passed by the board of directors on September 17, 2025, the Company approved the surrender and immediate cancellation of the aforementioned ordinary shares.

On September 17, 2025, the Company effected a subdivision of each of its existing issued and unissued ordinary shares with a par value of US$0.0001, and all the subdivided shares rank pai passu in all respects with each other (the “Share Subdivision”). As a result of the Share Subdivision, RSYH LTD held 51,750,000 ordinary shares, RZYT LTD holds 58,000,000 ordinary shares, and RWLY LTD holds 15,250,000 ordinary shares.

Immediately thereafter, on September 17, 2025, the Company’s board of directors and shareholders have approved that, (i) the re-class and re-designation of (1) 58,000,000 ordinary shares held by RZYT LTD and (2) 51,750,000 ordinary shares held by RSYH LTD into Class A Ordinary Shares on a one-for-one basis, and (ii) the re-class and re-designation of 15,250,000 ordinary shares held by RWLY LTD into Class B Ordinary Shares on a one-for-one basis.

Further transfer of Shares

On January 2, 2026, RTLN Global Limited was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Lina Tang’s (“Ms. Tang”) shares.

On January 14, 2026, the transfer of shares of the Company from RZYT LTD with 58,000,000 Class A Ordinary Shares at a consideration of US$5,800 to RTLN Global Limited was completed.

Following the share transfer, the Company owned 100% of OUS BVI and OUS HK and the Ordinary Shares of the Company were owned by the following shareholders in their respective proportions: 41.4% by Mr. Su through RSYH LTD, 46.4% by Ms. Tang through RTLN Global Limited and 12.2% by Ms. Wang through RWLY LTD.

The following diagrams illustrate our corporate structure, including our subsidiaries, as of the date of this prospectus and immediately upon the completion of this offering, assuming no exercise of the over-allotment option by the underwriters.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are a corporate services provider offering services in two core areas: (i) IT solution consulting services; and (ii) marketing services. We offer IT solution consulting services including CRM and ERP system design, implementation, and maintenance, alongside strategic digital transformation and system integration services intended to enhance operational efficiency. We also offer marketing services which include providing marketing strategies, brand identity development, and digital transformation solutions designed to enhance market visibility and business performance.

For the six months ended September 30, 2025 and 2024, total revenue was $306,642 and $66,199, respectively. Our net (loss) income was $(173,302) and $23,362 for the six months ended September 30, 2025 and 2024, respectively.

For the fiscal years ended March 31, 2025 and 2024, total revenue was $1,482,761 and $272,928, respectively. Our net income was $841,168 and $113,818 for the fiscal years ended March 31, 2025 and 2024, respectively.

Key Factors that Affect Our Results of Operations

We use selected key metrics and financial measures to evaluate our business, measure performance, identify trends affecting our operations, establish budgets, assess the effectiveness of investments in our technology and development and sales and marketing activities, and evaluate operational efficiencies. Management reviews these metrics on a recurring basis to help align resources with business strategy.

We monitor revenue and revenue composition, including total revenue and, where applicable, revenue by service type, customer segment, or other relevant categories, to evaluate business performance and track period-over-period trends. We also review revenue growth by comparing current period revenue to the prior period, and we assess revenue mix by measuring the proportion of revenue attributable to each service line relative to total revenue, which helps inform budgeting and prioritization decisions.

To measure performance against budgets and track cost trends, we review operating expenses by major category and evaluate operating expenses as a percentage of revenue. These measures are used to support budget planning, manage expenses as the business scales, and assess whether cost levels remain consistent with expected operating performance.

Finally, to evaluate operational efficiency and scalability, we review metrics such as revenue per employee (or other productivity measures based on our internal reporting) and operating expenses relative to revenue. These measures help management assess whether the Company is scaling efficiently and whether changes in staffing and operating costs are resulting in improvements or declines in operating performance.

For each period presented, we disclose and discuss these selected metrics and provide a quantified explanation of the period-over-period changes, including the related drivers and the effect of trends in revenue, gross margin, operating expense levels, technology and development investment levels, sales and marketing investment levels, and operational efficiency measures.

Our results of operations and financial position have been and will continue to be affected by a number of factors, many of which may be beyond the control of our Group, including those factors set out in “Risk Factors” in this prospectus and those set out below.

Ability to continually secure demand for our services

We do not enter into long-term agreements with any of our customers and our customers are engaged in a wide spectrum of sectors. Our operating history reflects this project-based nature. The needs of each of our clients for services may vary significantly from time to time. It is difficult to accurately project our clients’ future needs or the frequency at which services will be requested, as demand for our services varies based on the requirements of our clients. Whether our clients need to use our services depends on a number of factors which may vary from time to time, including, the availability of manpower in the market, as well as discrepancies in permanent and temporary staffing, staffing to workload volume ratios and service capacity of our clients. There is no assurance that the frequency of our clients’ need for services will be in line with our projections or that any of our clients will continue to require our services at the same level in the future. Should our clients reduce their need for services or cease to require any services provided by us or if we are not able to accurately predict our clients’ staffing needs, our business and financial performance may be adversely affected.

Market competition

The markets for our services are highly competitive. Our markets are characterized by pressures to provide high levels of service, incorporate new capabilities and technologies, accelerate job completion schedules and reduce prices. Furthermore, we face competition from a number of sources, including other IT solution consultancy firms and marketing services firms. Many of our competitors have greater financial and marketing resources than we do. New and existing competitors are aided by technology, and the market has low barriers to entry.

Our future success will depend largely upon our ability to anticipate and keep pace with market developments and advances. Current or future competitors could develop alternative capabilities and technologies that are more effective, easier to use or more economical than our services. If our capabilities and technologies become obsolete or uncompetitive, our related sales and revenue would decrease. Due to competition, we may experience reduced margins on our services, loss of market share, and loss of customers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business, financial condition and results of operations could be materially adversely affected.

Ability to attract, integrate, manage, and retain our management and qualified internal personnel

Our success is substantially dependent upon our ability to attract, integrate, manage and retain personnel who possess the skills and experience necessary to fulfill our customers’ needs. The business of the Group is primarily managed by our senior management team and key personnel. They have played a critical role in driving our growth and shaping our strategic direction. We believe their continued leadership, market insight, and operational expertise will remain essential to supporting our business expansion and executing our long-term objectives. Our ability to hire and retain qualified personnel could be impaired by any diminution of our reputation, decrease in compensation levels relative to our competitors or modifications to our total compensation philosophy or competitor hiring programs. If we cannot attract, hire and retain qualified personnel, our business, financial condition and results of operations may suffer. Our future success also depends upon our ability to manage the performance of our personnel. Failure to successfully manage the performance of our personnel could affect our profitability by causing operating inefficiencies that could increase operating expenses and reduce operating income.

Macroeconomic conditions in Hong Kong, mainland China or the global economy

All of our operations are currently located in Hong Kong, and all of our revenue was generated in Hong Kong for the six months ended September 30, 2025 and 2024 and for the years ended March 31, 2025 and 2024, respectively. Nevertheless, our business, prospects, financial condition and results of operations may be influenced to a significant degree by the political, economic and social conditions in Hong Kong and mainland China generally and by the continued economic growth in Hong Kong and mainland China as a whole. While the mainland China economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall mainland China economy but may have a negative effect on us.

The rapid growth of the mainland China economy has decelerated gradually over the years and may continue. There exists also uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC, before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. Any prolonged slowdown in the global or the Chinese economy may affect potential customers’ confidence in the financial market as a whole and have a negative impact on our financial condition. Further, recent global economic conditions including inflationary pressures and high interest rate, have affected our profitability in Hong Kong and mainland China. However, continued pressure from global economic conditions may affect the Hong Kong and mainland China markets in the future and in turn, may affect our operations.

The continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. We cannot assure that there will not be any unfavorable changes in the Hong Kong and mainland China economies that could impact the industries in which we operate, which could in turn diminish the demand for our services.

Basis of Presentation

Our accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Our consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Key Components of Results of Operations

Comparison of operating results for the six months ended September 30, 2025 and 2024

	For the six months ended September 30,		Variance
	2025	2024	Amount	Percentage
				%
Revenue
IT solution consulting services	$98,719	$32,000	$66,719	208.5
Marketing services – third parties	207,923	34,199	173,724	508.0
Total revenue	306,642	66,199	240,443	363.2

Operating costs and expenses
Cost of revenue	(122,808)	(18,189)	(104,619)	575.2
Operating expenses	(353,133)	(21,597)	(331,536)	1,535.1
Total operating costs and expenses	(475,941)	(39,786)	(436,155)	1,096.3

(Loss) income from operations	(169,299)	26,413	(195,712)	(741.0)

Other income	3	11	(8)	(72.7)

(Loss) income before income tax expense	(169,296)	26,424	(195,720)	(740.7)
Income tax expense	(4,006)	(3,062)	(944)	30.8
Net (loss) income and total comprehensive (loss) income	$(173,302)	$23,362	$(196,664)	(841.8)

Revenue

Our revenue is generated from providing IT solution consulting services and marketing services. The following table sets forth the breakdown of our revenue by service line for the six months ended September 30, 2025 and 2024, respectively:

	For the six months ended September 30,		Variance
	2025	2024	Amount	Percentage
				%
Revenue
IT solution consulting services	$98,719	$32,000	$66,719	208.5
Marketing services	207,923	34,199	173,724	508.0
Total revenue	$306,642	$66,199	$240,443	363.2

Our total revenue increased by $240,443 or 363.2%, from $66,199 for the six months ended September 30, 2024 to $306,642 for the six months ended September 30, 2025. Such increase was mainly due to the increase in revenue from providing IT solution consulting services by $66,719 or 208.5%, from $32,000 for the six months ended September 30, 2024 to $98,719 for the six months ended September 30, 2025, increase in revenue from providing marketing services to third parties by $173,724 or 508.0%, from $34,199 for the six months ended September 30, 2024 to $207,923 for the six months ended September 30, 2025, respectively. The overall increase was mainly as a result of securing several new clients and undertaking a greater number of larger-scale marketing service projects and IT solution consulting service projects which we undertook and completed during the six months ended September 30, 2025.

Operating costs and expenses

The following table sets forth the breakdown of our operating costs and expenses for the six months ended September 30, 2025 and 2024, respectively:

	For the six months ended September 30,		Variance
	2025	2024	Amount	Percentage
				%
Operating costs and expenses
Cost of revenue	$(122,808)	$(18,189)	$(104,619)	575.2
Operating expenses	(353,133)	(21,597)	(331,536)	1,535.1
Total operating costs and expenses	$(475,941)	$(39,786)	$(436,155)	1,096.3

Our operating costs and expenses mainly consist of cost of revenue, and operating expenses, which includes entertainment expenses, employee and compensation benefits expenses, operating lease expenses and other office expenses. Our operating costs and expenses increased by $436,155 or 1,096.3%, from $39,786 for the six months ended September 30, 2024 to $475,941 for the six months ended September 30, 2025. Such increase was mainly attributable to the increase in our legal and professional fee expenses of $238,297 for the six months ended September 30, 2025, as compared to the six months ended September 30, 2024.

Cost of revenue

Our cost of revenue represented the service fees we paid to the independent third parties that we engaged for the provision of business services for our projects of IT solution services and marketing services. Our cost of revenue increased by $104,619 or 575.2%, from $18,189 for the six months ended September 30, 2024 to $122,808 for the six months ended September 30, 2025, which was mainly attributable to more IT solution services and marketing services incurred during six months ended September 30, 2025.

Operating expenses

Our operating expenses mainly represented legal and professional fees, entertainment expenses, employee and compensation benefits expenses, operating lease expenses and other office expenses etc.

Our employee and compensation benefits expenses mainly consisted of salaries and other allowances and retirement benefit scheme contribution. Our employee and compensation benefits expenses increased during the six months ended September 30, 2025 as we hired more staff to facilitate our substantial revenue growth.

We expect our operating costs and expenses, including, but not limited to, employee and compensation benefits expenses, to increase in the foreseeable future, as our business continues to grow. We expect our legal and professional fees for legal, audit, and advisory services will increase as we will incur the audit fees, legal fees and advisory fees for this Offering and subsequently as a public company upon the completion of this Offering.

Other income

Our other income includes bank interest income mainly generated from savings and received from banks on a monthly basis for the six months ended September 30, 2025 and 2024.

Income tax expense

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

OUS HK is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately $256,410), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately $256,410). For the six months ended September 30, 2025 and 2024, OUS HK had assessable profits arising in Hong Kong and, hence, current tax of $7,380 and $1,296, respectively, was provided during these periods.

Net Income

As a result of the foregoing, we reported net (loss) income of $(173,302) and $23,362 for the six months ended September 30, 2025 and 2024, respectively.

Comparison of operating results for the years ended March 31, 2025 and 2024

	For the years ended March 31,		Variance
	2025	2024	Amount	Percentage
				%
Revenue
IT solution consulting services – third parties	$582,023	$100,064	$481,959	481.7
Marketing services – related party	—	15,885	(15,885)	(100.0)
Marketing services – third parties	900,738	156,979	743,759	473.8
Total revenue	1,482,761	272,928	1,209,833	443.3

Operating costs and expenses
Cost of revenue	(402,034)	(83,576)	(318,458)	381.0
Operating expenses	(98,937)	(63,815)	(35,122)	55.0
Total operating costs and expenses	(500,971)	(147,391)	(353,580)	239.9

Income from operations	981,790	125,537	856,253	682.1

Other income and gain/(loss), net	27	(686)	713	(103.9)

Income before income tax expense	981,817	124,851	856,966	686.4
Income tax expense	(140,649)	(11,033)	(129,616)	1174.8
Net income and total comprehensive income	$841,168	$113,818	$727,350	639.0

Revenue

Our revenue is generated from providing IT solution consulting services and marketing services. The following table sets forth the breakdown of our revenue by service line for the years ended March 31, 2025 and 2024, respectively:

	For the years ended March 31,		Variance
	2025	2024	Amount	Percentage
				%
Revenue
IT solution consulting services – third parties	$582,023	$100,064	$481,959	481.7
Marketing services – related party	—	15,885	(15,885)	(100.0)
Marketing services – third parties	900,738	156,979	743,759	473.8
Total revenue	$1,482,761	$272,928	$1,209,833	443.3

Our total revenue increased by $1,209,833 or 443.3%, from $272,928 for the year ended March 31, 2024 to $1,482,761 for the year ended March 31, 2025. Such increase was mainly due to the increase in revenue from providing IT solution consulting services by $481,959 or 481.7%, from $100,064 for the year ended March 31, 2024 to $582,023 for the year ended March 31, 2025, increase in revenue from providing marketing services to third parties by $743,759 or 473.8%, from $156,979 for the year ended March 31, 2024 to $900,738 for the year ended March 31, 2025 and decrease in revenue from providing marketing services to related parties by $15,885 or 100.0%, from $15,885 for the year ended March 31, 2024 to $nil for the year ended March 31, 2025. The overall increase was mainly as a result of securing several new clients and undertaking a greater number of larger-scale marketing service projects and IT solution consulting service projects which we undertook and completed during the year ended March 31, 2025.

Operating costs and expenses

The following table sets forth the breakdown of our operating costs and expenses for the years ended March 31, 2025 and 2024, respectively:

	For the years ended March 31		Variance
	2025	2024	Amount	Percentage
				%
Operating costs and expenses
Cost of revenue	$(402,034)	$(83,576)	$(318,458)	381.0
Operating expenses	(98,937)	(63,815)	(35,122)	55.0
Total operating costs and expenses	$(500,971)	$(147,391)	$(353,580)	239.9

Our operating costs and expenses mainly consist of cost of revenue, and operating expenses, which includes entertainment expenses, employee and compensation benefits expenses, operating lease expenses and other office expenses. Our operating costs and expenses increased by $353,580 or 239.9%, from $147,391 for the year ended March 31, 2024 to $500,971 for the year ended March 31, 2025. Such increase was mainly attributable to the increase in our cost of revenue and employee and compensation benefits expenses for the year ended March 31, 2025, as compared to the year ended March 31, 2024.

Cost of revenue

Our cost of revenue represented the service fees we paid to the independent third parties that we engaged for the provision of business services for our projects of IT solution services and marketing services. Our cost of revenue increased by $318,458 or 381.0%, from $83,576 for the year ended March 31, 2024 to $402,034 for the year ended March 31, 2025, which was mainly attributable to more IT solution services and marketing services incurred during year ended March 31, 2025. As a percentage of revenue, our cost of revenue decreased from 30.6% in fiscal 2024 to 27.1% in fiscal 2025, which we attribute to a favorable shift in service mix and improved pricing on certain projects.

Operating expenses

Our operating expenses mainly represented legal and professional fees, entertainment expenses, employee and compensation benefits expenses, operating lease expenses and other office expenses etc.

Our employee and compensation benefits expenses mainly consisted of salaries and other allowances and retirement benefit scheme contribution. Our employee and compensation benefits expenses increased during the year ended March 31, 2025 as we hired more staff to facilitate our substantial revenue growth.

We expect our operating costs and expenses, including, but not limited to, employee and compensation benefits expenses, to increase in the foreseeable future, as our business continues to grow. We expect our legal and professional fees for legal, audit, and advisory services will increase as we will incur the audit fees, legal fees and advisory fees for this Offering and subsequently as a public company upon the completion of this Offering.

Other income and gain/(loss), net

Our other income and gain/(loss), net includes bank interest income mainly generated from savings and received from banks on a monthly basis for the year ended March 31, 2025. Our other income and gain/(loss), net for the year ended March 31, 2024 consisted of bank interest income mainly generated from savings and received from banks on a monthly basis and a loss on lease modification, which resulted in the change from a net loss of $(686) for the year ended March 31, 2024 to net income of $27 for the year ended March 31, 2025.

Income tax expense

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

OUS HK is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately $256,410), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately $256,410). For the years ended March 31, 2025 and 2024, OUS HK had assessable profits arising in Hong Kong and, hence, current tax of $138,557 and $6,870, respectively, was provided during these periods.

Net Income

As a result of the foregoing, we reported net income of $841,168 and $113,818 for the years ended March 31, 2025 and 2024, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements mainly represent the payments for employee and compensation benefits expenses, property rentals and other operating expenses incurred for our business operations. To date, we have financed our operations primarily through cash flows from operations. We plan to support our future operations primarily from cash generated from our operations and the proceeds of this Offering.

As of September 30, 2025 and March 31, 2025, we had cash and cash equivalents of approximately US$12,679 and US$160,142, respectively.

Our primary working capital requirements consist of employee-related expenses and legal and professional fees. Our cost of revenue remains relatively low as our business is primarily focused on software development with minimal hardware requirements. To manage our liquidity position, we have implemented cost control measures, including optimizing our workforce structure through part-time staffing arrangements and improving office space utilization through hybrid working initiatives.

For our customized software development projects, the sales cycle is generally longer, and customer payments are typically tied to the achievement of specified performance milestones. We are also developing standardized solutions tailored to specific industries that require limited customization, which we expect will shorten project implementation cycles to approximately one to five months. These initiatives are intended to accelerate project delivery, improve billing cycles, and enhance our operating cash flows.

Based on our current operating plan, management estimates that approximately US$173,000 will be required to fund our planned operations and working capital requirements during the twelve months following the date of this prospectus. Management’s forecast incorporates anticipated collections of accounts receivable, expected revenues from existing operations and ongoing management of operating expenses and working capital. Based on such forecast, management believes that the Group will generate sufficient cash flows to fund its planned operations and meet its obligations as they become due for at least the next twelve months following the date of this prospectus.

In connection with the preparation of our unaudited interim condensed consolidated financial statements as of and for the six months ended September 30, 2025, management evaluated the Group’s ability to continue as a going concern and considered forecasted operating cash flows, anticipated collections of accounts receivable and planned expense management initiatives. Based on such assessment, management concluded that the Group would have sufficient liquidity to meet its obligations for at least twelve months from the issuance date of the unaudited interim condensed consolidated financial statements.

Our ability to generate sufficient cash flows and maintain adequate liquidity is subject to various uncertainties, including general economic conditions, competitive dynamics within the software development industry, our operating performance, and our ability to access external financing. There can be no assurance that we will be able to generate sufficient cash flows from operations or obtain additional financing on acceptable terms, or at all.

During the six months ended September 30, 2025, Ray Maple, OUS BVI and OUS HK did not declare or pay any dividends and there was no transfer of assets among Ray Maple and its subsidiaries.

During the fiscal year ended March 31, 2024, Ray Maple, OUS BVI and OUS HK did not declare or pay any dividends and there was no transfer of assets among Ray Maple and its subsidiaries. During the year ended March 31, 2025, OUS HK has declared and paid an interim dividend of HK$5,674,489 (equivalents to US$727,499)

to OUS HK’s sole shareholder, Po Sang Chan. Po Sang Chan was the sole director and sole shareholder of OUS HK at the time when dividend declared, who subsequently transferred all his ordinary shares to Yihai Su and Tao Xu. The dividend was recorded as a reduction of retained earnings at the declaration date and was offset against the balance of the amount due from Po Sang Chan as of March 31, 2025.

Summary of Cash Flow

Cash flows for the six months ended September 30, 2025, compared to the six months ended September 30, 2024

The following table summarizes our cash flows for the six months ended September 30, 2025 and 2024.

	For the six months ended September 30,
	2025	2024
Net cash (used in) provided by operating activities	$(70,477)	$16,999
Cash used in investing activity	—	(16,667)
Net cash used in financing activities	(76,986)	—
Net (decrease) increase in cash and cash equivalents	(147,463)	332
Cash and cash equivalents at the beginning of the period	160,142	5,424
Cash and cash equivalents at the end of the period	$12,679	$5,756

Operating activities

Our net cash used in operating activities amounted to $70,477 for the six months ended September 30, 2025, mainly derived from (i) the net loss for the period of $173,302; change in operating assets and liabilities, including (ii) the decrease in accounts payable of $23,637; (iii) the decrease in contract liabilities of $61,538; and (iv) the decrease in amount due from a related party of $177,943, respectively.

Our net cash provided by operating activities amounted to $16,999 for the six months ended September 30, 2024, mainly derived from (i) the net income for the year of $23,362; (ii) the decrease in accounts receivable of $34,199; and (iii) the increase in accrued expenses and other payables of $21,562, respectively.

Investing activity

Our cash used in investing activity was $nil and $16,667 for the six months ended September 30, 2025 and 2024, respectively, mainly attributable to the purchase of property and equipment during the six months ended September 30, 2024.

Financing activity

Our net cash used in financing activities was $76,986 and $nil for the six months ended September 30, 2025 and 2024, respectively, mainly attributable to (i) the payment of deferred IPO cost of $113,273; and (ii) net advance from a related party of $36,287 during the six months ended September 30, 2025.

Cash flows for the year ended March 31, 2025, compared to the year ended March 31, 2024

The following table summarizes our cash flows for the years ended March 31, 2025 and 2024.

	For the years ended March 31
	2025	2024
Net cash provided by operating activities	$213,437	$36,652
Cash used in investing activity	(58,719)	(32,436)
Net increase in cash and cash equivalents	154,718	4,216
Cash and cash equivalents at the beginning of the year	5,424	1,208
Cash and cash equivalents at the end of the year	$160,142	$5,424

Operating activities

Our net cash provided by operating activities amounted to $213,437 for the year ended March 31, 2025, mainly derived from (i) the net income for the year of $841,168; adjusted for non-cash items, including (ii) the decrease in amount due from a related party of $791,725, which was primarily the result of the non-cash settlement of the declared dividend of $727,499 against the amount due from a related party during the year ended March 31, 2025; and (iii) an increase in accounts payable and accrued liabilities, as well as the increase in tax payable of $138,557 as a result of the provision of income tax expense for the year ended March 31, 2025.

Our net cash provided by operating activities amounted to $36,652 for the year ended March 31, 2024, mainly derived from (i) the net income for the year of $113,818; (ii) the decrease in amount due from a related party of $113,717, as compared to that of the year ended March 31, 2023; and (iii) the increase in tax payable of $4,468 as a result of the provision of income tax expense for the year ended March 31, 2024.

Investing activity

Our cash used in investing activity was $58,719 and $32,436 for the years ended March 31, 2025 and 2024, respectively, mainly attributable to the purchase of property and equipment and an intangible asset for the year ended March 31, 2025 and 2024, respectively.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenue, net income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No.450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following table summarizes our contractual obligations as of September 30, 2025:

Contractual obligations	Payments due by period
	Total	Less than 1 year	1 – 3 years	More than 3 years
Future lease payments	$4,228	$4,228	$—	$—

The following table summarizes our contractual obligations as of March 31, 2025:

Contractual obligations	Payments due by period
	Total	Less than 1 year	1 – 3 years	More than 3 years
Future lease payments	$14,092	$14,092	$—	$—

Capital Expenditures

For the six months ended September 30, 2025, we did not purchase any property and equipment for operational use.

For the years ended March 31, 2025 and 2024, we purchased $58,719 and $32,436 of property and equipment and intangible asset, respectively, mainly for use in our operations.

We do not have any other material commitments to capital expenditures as of September 30, 2025 or as of the date of this prospectus.

Inflation

Inflation does not currently materially affect our business or the results of our operations. However, a significant increase in inflation in the future could increase our operating costs, including employee compensation and subcontractor fees, and could have an adverse impact on our profitability if we are not able to pass these costs on to our clients.

Critical Accounting Policies and Critical Accounting Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each fiscal period, and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Critical accounting policies

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, accounts receivable, and income taxes, of which the details are set out in our consolidated financial statements.

Critical accounting estimates

You should also consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for current expected credit loss

We have adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard replaces the “incurred loss methodology” credit impairment model with a new forward-looking methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. In applying this standard, we have adopted the loss rate methodology to estimate historical losses on accounts receivable. We have adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss. We have not recorded any provision for current expected credit loss for accounts receivable for the six months ended September 30, 2025 and for years ended March 31, 2025 and 2024. Management has determined, based on the historical collection experience with its third-party customers, the current economic environment, and forward-looking information, that the expected credit loss is immaterial. We will continue to monitor the creditworthiness of our customers and the collectability of our receivables. An increase in payment delinquencies or customer defaults could require us to record a provision for credit losses in the future.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Quantitative and Qualitative Disclosures about Market Risk and Credit Risk

Credit Risk

Our assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and accounts receivable, net.

We believe that there is no significant credit risk associated with cash at banks in Hong Kong, which were held by reputable financial institutions in the jurisdiction where our Hong Kong subsidiary is located. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of HK$800,000 (equivalents to US$102,564). Otherwise, these balances are not covered by insurance. We believe that no significant credit risk exists as these financial institutions have high credit quality and we have not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, we adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. We perform periodic credit evaluations of our customers’ financial condition and generally does not require collateral. We have adopted the loss rate methodology to estimate historical losses on accounts receivable. We have adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the current expected credit loss. We seek to maintain strict control over our outstanding receivables. Overdue balances are reviewed regularly. We believe that no significant credit risk exists as the risk is mitigated by our assessment of our customers’ creditworthiness, years of relationship and its ongoing monitoring of outstanding balances.

Interest rate risk

We are exposed to cash flow interest rate risk through changes in interest rates related mainly to our bank balances. The Group currently does not have any interest rate hedging policy in relation to cash flow interest rate risk and the risks due to changes in interest rates is not material. We monitor our exposures on an ongoing basis and will consider hedging the interest rate should the need arise. We have no significant interest rate risk.

Foreign Exchange Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. We are not exposed to significant transactional foreign currency risk since almost all of our transactions, assets and liabilities are denominated in HK$, which is the functional currency of OUS HK which is our major operating subsidiary.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that we have sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Market and geographic risk

Our major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence our business, financial condition, and results of operations.

INDUSTRY

We obtained certain industry, market and competitive position data in this prospectus from our own internal estimates, surveys and research and from publicly available information, including industry and general publications and research, surveys and studies conducted by third parties, such as reports by private entities and public authorities, including DataReportal, International Data Corporation, Statista, and the Hong Kong Census and Statistics Department. None of these entities are affiliated with our Company, and the information contained in this report has not been reviewed or endorsed by any of them.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors”. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Overview of Macro-economic Environment in Hong Kong

Internet Population and Internet Penetration Rate in Hong Kong

Hong Kong had a total population of approximately 7.4 million as of January 2025, of which about 7.1 million individuals, or 96.0% of the population, were internet users. And there were approximately 6.2 million social media user identities in Hong Kong, representing 83.1% of the total population and around 86.6% of all internet users.

Smartphone Users Population in Hong Kong

Smartphone penetration in Hong Kong reached approximately 96.4% among persons aged 10 and above in 2023, broadly consistent with an internet usage rate of around 96.0% for the same age group. Together with an estimated overall internet penetration rate of approximately 96.0% as of January 2025 reported by DataReportal, these figures suggest that smartphone-based internet access is effectively ubiquitous among the working-age population in Hong Kong.

Overview of Digital Marketing Industry in Hong Kong

Definition and Classification of Digital Marketing

Digital marketing in Hong Kong refers to the planning, execution, and optimization of marketing activities delivered through internet-connected channels, including search engines, social media platforms, online video networks, e-commerce platforms, and other digital environments. We classify digital marketing activities into four principal segments: (i) search marketing, which includes both search engine marketing (SEM) and search engine optimization (SEO) services; (ii) content and social media marketing, covering social media management, KOL and influencer marketing, and video advertising; (iii) performance marketing and e-commerce, focusing on online conversions, lead generation, and sales across digital channels; and (iv) integrated digital campaigns, where digital channels form the core of the marketing strategy, often combined with offline activations such as events and roadshows. Others include email marketing, mobile marketing, programmatic advertising, affiliate marketing, display advertising, and video marketing, each addressing specific needs in the broader digital marketing landscape.

Development History of Digital Marketing

•        Early Stage (Late 1990s – 2000s):    Digital marketing began with banner ads, email marketing, and search engine ads (e.g., Google AdWords), marking the start of internet-based brand engagement.

•        Growth Stage (2010s – 2020s):    The rise of social media platforms (e.g., Facebook, Instagram) enabled direct consumer engagement. KOL and influencer marketing grew, supported by advanced data analytics for targeted ads. The integration of big data and AI optimized real-time ad performance.

Mobile internet and e-commerce platforms reshaped marketing, enabling personalized promotions and mobile-based interactions. Video content on platforms like YouTube and TikTok became key to engaging users.

•        Future Stage (2020s – Beyond):    Digital marketing will increasingly rely on AI-driven personalization and automation for more efficient, targeted strategies. Cross-platform integration will ensure a seamless, personalized experience that drives brand loyalty and consumer engagement.

Value Chain of Digital Marketing Industry in Hong Kong

The digital marketing agency plays a pivotal role in the midstream of the value chain, acting as the bridge between technology providers and media platforms, ensuring that brands’ marketing strategies are effectively executed across various digital channels.

Agencies are crucial for crafting tailored marketing strategies, developing creative content, managing campaigns, and analyzing performance. They not only help brands navigate the complexity of digital channels but also optimize campaigns to achieve specific goals, such as increasing brand awareness, generating leads, or driving sales. In essence, digital marketing is not just an advertising tool; it is a strategic driver for business growth, helping companies build strong, lasting relationships with their audiences while ensuring a high return on investment. As the landscape continues to evolve, the importance of digital marketing will only grow, making it an essential part of any comprehensive business strategy.

Revenue Model of Digital Marketing Industry in Hong Kong

The digital marketing industry in Hong Kong has evolved with the increasing use of social media, influencer marketing, and performance-driven strategies. The core revenue model in this industry is built on delivering integrated services that span content creation, campaign management, and influencer marketing, enabling brands to achieve measurable results across various digital touchpoints.

Core Revenue Models

•        Integrated Service Packages:    Agencies offer full-service digital marketing solutions, integrating services such as content creation, campaign management, influencer marketing, and performance tracking. These services are typically priced on monthly retainers or project-based fees, depending on the scope of services provided. This model allows businesses to streamline their marketing efforts through a single agency, providing a holistic approach to digital marketing.

•        Influencer and KOL Marketing:    With KOLs and influencers playing a major role in digital marketing, agencies connect brands with influencers to extend their reach and build consumer trust. Payment models are typically based on engagement, conversion, or performance, and campaigns are tailored to target the right audiences. This model continues to grow in Hong Kong, especially in sectors like fashion, beauty, and lifestyle.

•        Performance-Based Marketing:    In this model, agencies tie their revenue to specific campaign outcomes such as sales, leads, clicks, or engagement. It may involve a hybrid pricing structure, with a base fee plus performance bonuses. Performance-based marketing ensures that agencies are incentivized to deliver measurable results, directly aligning their goals with those of the business.

•        Data-Driven Campaign Optimization:    Agencies use advanced analytics tools to optimize campaigns in real-time, tracking performance and adjusting strategies for better outcomes. This includes real-time reporting, A/B testing, and personalization strategies. Revenue is generated from management fees for ongoing campaign optimization, ensuring that brands see tangible returns on their marketing spend.

•        E-Commerce & Social Commerce Integration:    With the rise of social commerce, agencies integrate digital marketing with e-commerce platforms. Brands can sell directly through social media platforms, leveraging paid media and organic posts to drive sales. Revenue is derived from setup fees, monthly management fees, and performance-based commissions tied to sales performance. This model is becoming increasingly important as social media becomes a major point of sale.

•        Subscription-Based Services:    Some agencies have adopted subscription models, where brands pay a fixed monthly fee for ongoing marketing services such as SEO, content creation, and performance tracking. This provides businesses with predictable costs while allowing agencies to build long-term relationships with clients. The subscription model aligns with the increasing demand for continuous, ongoing marketing efforts rather than one-time campaigns.

•        Event & Roadshow Management:    Offline activations such as events and roadshows continue to be essential for brand engagement, especially in regions where face-to-face interactions drive deeper connections. This model allows brands to engage with audiences through live-streaming, product demos, and experiential marketing events. Agencies generate revenue from event management, venue rentals, and sponsorship deals.

Laws and Regulations for Digital Marketing in Hong Kong

Digital marketing agencies in Hong Kong must comply with several key laws that ensure consumer protection, data privacy and fair-market practices. Among the most important are the Personal Data (Privacy) Ordinance (PDPO), which regulates the conduct of a data user who controls the collection, holding, processing or use of personal data and requires explicit consent for the use or provision to another person for use of personal data in direct marketing; the Unsolicited Electronic Messages Ordinance (UEMO), which regulates commercial communications via email/SMS/instant-messaging; and the Trade Descriptions Ordinance (TDO), which prohibits misleading or false trade descriptions in advertising content — including in online ads and influencer-driven promotions. These regulations together ensure that digital marketing remains responsible, transparent, and respectful of user rights.

Recent government initiatives are significantly supporting the growth of digital marketing in Hong Kong. The Digital Commerce 3-Year Action Plan (2024 – 2026) further supports the adoption of e-commerce and digital platforms across industries. These policies are expected to expand opportunities for digital marketing agencies by encouraging more businesses to embrace digital marketing, thereby driving the industry’s growth in Hong Kong.

Market Size of Digital Marketing Industry in Hong Kong (2020 – 2029E)

The digital marketing market in Hong Kong grew rapidly from 2020 to 2024, with a CAGR of 14.8% during this period. By 2024, the market size reached approximately HKD 13.3 billion. Looking ahead, from 2025 to 2029, the market is expected to continue expanding, albeit at a slower pace with a projected CAGR of 10.0%. By 2029, the market size is expected to reach HKD 25.1 billion.

Source: Statista, PwC, Desk Research and Estimation

Market Drivers for Digital Marketing Industry in Hong Kong

The digital marketing industry in Hong Kong has experienced strong growth, supported by rapid technology adoption, changing consumer behaviors and rising demand for innovative online marketing solutions. Between 2020 and 2024, key growth drivers included:

(i)     the rise of social media and influencer marketing on platforms such as Instagram, Facebook, YouTube and TikTok, particularly in retail, beauty and lifestyle sectors;

(ii)    continued use of search engine optimization (“SEO”), including early optimization for voice search;

(iii)   very high levels of internet and mobile penetration, which made mobile-first marketing strategies essential;

(iv)   increasing popularity of video and interactive content, such as short-form video and live-streaming; and

(v)    the expansion of e-commerce and social commerce, which boosted demand for integrated digital advertising and online sales solutions.

Looking ahead to 2025 – 2029E, the Hong Kong digital marketing industry is expected to be further driven by data-driven and AI-enabled personalization, as marketers make greater use of data analytics and machine learning to design and optimize highly targeted campaigns. In addition, advances in AI-powered tools for SEO and voice search optimization are expected to enhance search visibility and enable more automated, real-time adjustment of digital marketing strategies, supporting continued growth of the sector.

Market Trends for Digital Marketing Industry in Hong Kong

The digital marketing landscape in Hong Kong is poised for significant transformation, driven by several key trends. As businesses adapt to the evolving digital environment, we expect the following factors to shape the industry:

Dominance of Video and Interactive Content:    Video content will continue to lead in consumer engagement, particularly on platforms like YouTube, Instagram, and TikTok. As consumers favor video ads, live-streams, and interactive formats such as polls and AR filters, brands will focus on creating immersive experiences. Short-form video, live-streamed product demos, and shoppable videos will become integral to marketing strategies, catering to the demand for dynamic, interactive content.

Shift Toward Performance-Based Marketing:    With rising digital marketing budgets, businesses are shifting from traditional branding to more data-driven, performance-focused strategies. There will be a growing emphasis on tracking ROI, optimizing customer acquisition costs, and using advanced analytics to measure campaign success. Platforms that provide real-time performance tracking and attribution modeling will see increased demand as businesses aim to improve marketing efficiency.

AI-Driven Personalization:    The increasing demand for personalized marketing will be met through the use of AI and big data. Businesses will leverage these technologies to deliver highly targeted, relevant content on a scale, improving audience segmentation, behavior prediction, and content personalization. AI-driven tools will transform campaign management by enabling automated content creation and real-time campaign optimization to maximize ROI.

Continued Importance of Offline Activations, driven by digital marketing:    Online campaigns generate buzz and community, which increasingly demand real-world expression through events and experiences. These offline touchpoints then serve as crucial; personal extensions of the digital strategy. The result is a reinforcing cycle: digital drives offline attendance and engagement, which is then amplified back online through live-streams and social sharing, creating a powerful omnichannel loop.

Overview of IT Solution Industry in Hong Kong

Definition and Classification of Major IT Solutions

Enterprises commonly use a set of core business application systems to support daily operations and management. Major IT solutions (focusing on enterprise applications rather than infrastructure) can be broadly classified as:

•        Enterprise resource and accounting systems: finance, billing, cash management and basic inventory and contract tracking.

•        Customer management systems (CRM): customer and prospect data, sales pipelines and service interactions.

•        Employee management and HR systems: employee records, attendance, leave and payroll workflows.

•        Project and task management systems: planning, assigning and tracking projects, tasks and operational workflows.

•        Collaboration, scheduling and reporting tools: shared calendars, scheduling tools and dashboards that aggregate data for management reporting and business intelligence.

Development History of IT Solution in Hong Kong

Hong Kong’s IT solution market has evolved in line with global enterprise software trends:

•        On-premise era (pre-2010):    Organizations primarily deployed on-premise ERP and accounting systems from global vendors or local developers, often customized and maintained by in-house IT teams or local integrators.

•        Early cloud adoption and SaaS (2010 – 2019):    As broadband connectivity improved and global cloud vendors expanded regionally, Hong Kong companies increasingly adopted software-as-a-service (“SaaS”) solutions for CRM, HR, collaboration and other functions, particularly among multinational corporations and larger local enterprises.

•        SME (Small and Medium Enterprises) digitization and remote work (2020 – 2022):    The COVID-19 pandemic highlighted the importance of remote access, cloud-based collaboration and digital workflows. SMEs accelerated the adoption of cloud solutions for payroll, invoicing, HR, CRM and online collaboration.

•        Integrated and data-driven operations (2023 onwards):    organizations are increasingly looking to integrate multiple systems into unified platforms, consolidate data for analytics and adopt low-code/no-code tools to reduce reliance on custom development.

Value Chain of IT Solution Industry in Hong Kong

The IT solution value chain generally consists of:

•        Software vendors and platforms:    Global vendors (e.g., large international ERP and CRM providers), regional players and local developers providing business application software, either on-premise or via the cloud.

•        Cloud infrastructure providers:    Global cloud service providers and local data centre operators providing compute and storage infrastructure.

•        System integrators and implementation partners:    Firms that design, configure, integrate and implement IT solutions for end-users, often providing ongoing managed services and support.

•        Resellers and managed service providers (“MSPs”):    Partners that package software licenses, hosting services, support and value-added services tailored to specific customer segments, particularly SMEs. End-users: SMEs, mid-market enterprises and public sector organisations that adopt IT solutions to manage business processes.

Laws and Regulations for IT Industry in Hong Kong

IT solution providers in Hong Kong operate within a regulatory framework that covers data privacy, cybersecurity, electronic transactions and sector-specific requirements. Key elements include:

•        PDPO (Cap. 486):    As noted above, the PDPO imposes obligations on data users concerning the collection, holding, processing or use of personal data, including data processed through IT systems such as HR and CRM platforms.

•        Sector-specific compliance:    Financial institutions, healthcare providers and public bodies may be subject to additional IT and security guidelines issued by regulators (for example, the Hong Kong Monetary Authority’s technology risk management guidelines in the financial sector).

•        Electronic transactions and cybersecurity:    Various ordinances, regulations and guidelines address electronic records, electronic signatures and cybersecurity best practices for organizations operating in Hong Kong.

While there is no single IT-solution-specific statute, compliance with data protection, security and industry-specific standards is a key requirement for IT vendors and service providers.

Market Size of IT Solution Industry in Hong Kong (2020 – 2029E)

The IT solution industry in Hong Kong increased from approximately HK$3.1 billion in 2020 to about HK$5.6 billion in 2024, representing a CAGR of around 16.0% during 2020 – 2024. It is expected to further expand from HK$6.2 billion in 2025E to approximately HK$9.4 billion in 2029, implying a forecast CAGR of about 11.0% for 2025 – 2029.

Source: IDC, Desk Research and Estimation

Market Drivers for IT Solution Industry in Hong Kong

Key drivers include:

•        High service-sector concentration and SME base:    With services sectors accounting for more than 90% of GDP, and the majority of enterprises being SMEs, there is strong demand for solutions that help manage services workflows, customer relationships and knowledge-based operations.

•        Digital transformation policies and incentives:    Government strategies to promote the digital economy, support innovation and foster digital trade encourage businesses to invest in IT solutions, including cloud platforms, AI and automation tools.

•        Need for operational efficiency and compliance:    Rising labor costs, increased competition and regulatory requirements for data, tax and reporting drive adoption of standardized, automated systems.

•        Remote and hybrid work models:    Post-pandemic working patterns reinforce the need for cloud-based collaboration, document management and workflow tools accessible from any device.

Market Trends for IT Solution Industry in Hong Kong

Hong Kong IT solutions market trends include:

•        Cloud-first and SaaS migration: new deployments are predominantly cloud-based or hybrid, with on-premise systems gradually modernized or replaced.

•        Low-code and configurable platforms: SMEs favor modular, configurable systems that can be deployed quickly without extensive custom development.

•        AI and analytics integration: vendors increasingly embed AI-based analytics, forecasting and automation (e.g., for cashflow, inventory, customer scoring) into their solutions.

•        Industry-specific vertical solutions: specialized solutions for sectors such as retail, education, logistics and professional services are gaining traction, often delivered by local or regional vendors.

•        Convergence of IT and marketing stacks: businesses seek unified views of customers and operations, integrating ERP, CRM, marketing automation and analytics. This convergence supports end-to-end service providers offering both IT solutions and digital marketing services.

Competitive Landscape of Digital Marketing Industry in Hong Kong (2025)

The digital marketing industry in Hong Kong is characterized by a fragmented landscape, with numerous players offering a wide range of services. While there are some larger companies, the market remains predominantly composed of smaller agencies and niche service providers, each specializing in different aspects of digital marketing. Major market players in the Hong Kong digital market include Guoen Holdings Limited, MediaOn Group Inc., Powerwin Tech Group Ltd., and iClick Interactive Asia Group Limited.

•        MediaOn Group Inc. is a U.S.-listed company headquartered in Hong Kong, offering full-service digital marketing, including media buying and influencer campaigns.

•        Guoen Holdings Limited is listed on the Hong Kong Stock Exchange’s GEM board, specializing in SEO, SEM, social media management, and influencer marketing.

•        Powerwin Tech Group Ltd. is listed on the Hong Kong Stock Exchange, providing AI-powered marketing solutions and programmatic advertising.

•        iClick Interactive Asia Group Limited is a U.S.-listed company headquartered in Hong Kong, offering data-driven marketing technology, cross-border advertising, and SEO.

Competitive Landscape of IT Solution Industry in Hong Kong (2025)

The Hong Kong IT solutions industry is moderately concentrated. The major vendor groups in this market together account for approximately 60% – 70% of market share, while a large number of smaller local and vertical-solution providers account for the remainder. Competition in the market remains robust, and the Company does not operate in a highly concentrated or clearly monopolistic market environment.

Major market players in the Hong Kong EA market include SAP group (global EA leader serving large corporates and MNCs in Hong Kong), Oracle group (strong in ERP and finance, especially for financial services and other service industries), Microsoft Dynamics 365 group (providing integrated cloud-based ERP and CRM on Azure), Mainland EA vendors such as Kingdee and Yonyou (serving PRC-funded and local enterprises), and local vendors such as FlexSystem and 8Manage (focusing on Hong Kong-based corporates and SMEs).

•        SAP Group is a global leader in enterprise architecture (EA), serving large corporations and MNCs in Hong Kong with comprehensive enterprise software solutions.

•        Oracle Group is a major player in ERP and finance, specializing in financial services and other industries, providing strong EA solutions in Hong Kong.

•        Microsoft Dynamics 365 Group offers integrated cloud-based ERP and CRM solutions on Azure, serving businesses in Hong Kong with comprehensive digital transformation tools.

•        Kingdee is a Mainland China-based EA vendor, serving PRC-funded and local enterprises with integrated enterprise management software solutions.

•        Yonyou is a Mainland China-based EA vendor, providing enterprise solutions for PRC-funded and local enterprises in Hong Kong, particularly in the financial and service sectors.

•        FlexSystem is a local Hong Kong-based vendor, focusing on providing EA solutions to corporates and SMEs within the region.

•        8 Manage is a Hong Kong-based vendor specializing in enterprise management software, particularly catering to the needs of Hong Kong-based corporates and SMEs.

BUSINESS

Overview

OUS HK is a technology-enabled solutions provider delivering integrated IT systems and digital marketing services designed to empower businesses across Hong Kong in their digital transformation journey. We combine a suite of enterprise software tools with performance-driven marketing capabilities to help our clients streamline operations, engage audiences, and scale efficiently in an increasingly digital and data-driven economy.

We have two service types: (i) information technology solutions consulting services (“IT Solutions Services”), and (ii) marketing services (“Marketing Services”).

Our IT Solutions Services focuses on offering modular, cloud-based systems for enterprise resource planning, customer and employee management, project execution, and real-time business intelligence. Our platform includes both in-house developed software and third party software, and comprises what we believe to be fully integrated components, including, amongst others, a dashboard management system, customer and employee management systems, accounting and inventory management systems, contract and reporting systems, and task management tools. These solutions are designed to optimize operations, improve accountability, and enable data-informed decision-making for organizations of all sizes.

Our Marketing Services complements our IT Solutions Services by enabling clients to grow and engage their customer base across online and offline channels. The services we offer under our Marketing Services include social media management, Key Opinion Leader (“KOL”) and influencer marketing, traditional advertising, event and roadshow management, search engine optimization (“SEO”) services, social media management, and e-commerce solutions. Together, the service offerings under our Marketing Services allow our clients to establish their brand presence in their respective markets across multiple touchpoints, while driving measurable returns.

We believe that the convergence of enterprise technology and marketing execution represents a significant and growing market opportunity, and that there are potential synergies that the individual businesses alone cannot capitalize on. As businesses adopt digital tools to improve performance and customer engagement, we believe demand for end-to-end service providers who can offer both operational technology and external-facing marketing capabilities has risen. Although OUS HK started its business focusing on its Marketing Business, it discovered a strong demand for IT solutions, and expanded its business to include the IT Solutions Business in early 2023. This recent expansion means we have a limited operating history in providing integrated IT and marketing solutions. By serving this dual mandate, OUS HK aims to be a comprehensive service provider for companies seeking integrated digital services.

Our solutions are designed to be accessible, scalable, and adaptable. The architecture of our systems supports rapid deployment with minimal integration effort and offers customizable modules to meet the unique needs of our clients, which range from small-and-medium enterprises (“SMEs”), large enterprises, and government entities.

We serve clients across various industries including retail, professional services, education, and public sector organizations. Our business is headquartered in Hong Kong, where we are capturing the growth momentum driven by government digitization initiatives, a tech-savvy population, and the accelerated shift to digital platforms.

Our growth strategy is centered on four key pillars: (1) expanding our client base across the region, specifically, Southeast Asia, and other emerging economies within the Asia-Pacific region, (2) deepening customer penetration through cross-selling, (3) enhancing our technology platform through continuous product innovation, and (4) building a robust partner ecosystem to extend our market reach.

We believe that our businesses and the dual offerings of both our IT Solutions Business and Marketing Business sets us apart in the region and positions us to capture market share in both the digital solutions and marketing services sectors. With an integrated approach and a growing customer base, we are working to build a foundation for future growth.

Our Services

OUS HK provides integrated IT systems and digital marketing services, purpose-built to help organizations manage operational complexity, unlock efficiencies, and grow their customer base in the digital age. Our solutions are designed to meet the needs of small businesses, mid-sized enterprises, and public sector organizations across Hong Kong and beyond.

We offer two core categories of solutions, IT Solutions Services and Marketing Services, which can be adopted individually or in combination to deliver greater cross-functional value.

IT Solutions Services

Our IT solutions, enabled through our Enterprise Resource Management (ERM) system, which is a centralized system that integrates key functions, enable organizations to centralize operations, enhance productivity, and gain actionable insights through modular, scalable tools delivered via the cloud or in hybrid environments. Our offerings include:

•        Dashboard Management System:    A real-time analytics and reporting interface that offers visibility into key operational metrics across the business.

•        Customer & Employee Management Systems:    Customer relationship management (“CRM”) and human resource management (“HRM”) capabilities that streamline onboarding, record-keeping, communication, and lifecycle management for both internal and external stakeholders.

•        Accounting & Payment Management Systems:    Tools that support automated invoicing, payment tracking, and financial reporting, helping clients maintain accuracy and compliance.

•        Project & Task Management Systems:    Platforms for scheduling, resource allocation, and milestone tracking, designed to improve collaboration and project execution.

•        Inventory & Contract Management Systems:    Solutions to monitor inventory levels and manage contractual relationships, reducing risk and improving transparency.

•        Event Calendar Functionality:    A collaborative scheduling tool used to plan internal operations, events, and marketing campaigns.

Our IT platform is designed for rapid deployment, minimal configuration, and ease of use, lowering the barrier to digital adoption for resource-constrained organizations. Built with flexibility and modularity in mind, our systems can scale with our customers as their needs evolve.

Marketing Services

Our digital marketing services are designed to help clients navigate the complexity of modern marketing across digital and traditional channels. By combining creative strategy, execution, and performance tracking, we enable businesses to elevate their brand, engage their audiences, and drive measurable outcomes. Our core offerings include:

•        Social Media Management:    End-to-end management of brand presence, including content creation, scheduling, and community engagement.

•        KOL & Influencer Marketing:    Strategic partnerships with Key Opinion Leaders and content creators to build trust and expand reach among targeted audiences.

•        SEO Marketing:    Optimization strategies to improve organic search visibility and drive sustained web traffic growth.

•        Traditional Advertising:    Access to offline media channels such as print, out-of-home, and broadcast, supporting integrated, omnichannel marketing strategies.

•        Event & Roadshow Management:    Planning and execution of physical events and experiential activations to strengthen brand awareness and audience engagement.

Our marketing solutions are underpinned by a data-informed, content-first approach that emphasizes storytelling, consistency, and customer experience. By offering executional expertise alongside performance analytics, we help brands navigate evolving consumer expectations while delivering results across platforms and formats.

We believe we distinguish ourselves from our competitors by offering two integral solutions for our clients that aim to fulfill their needs with respect to back-end operations with front-end market engagement. We believe our dual-services offering under one roof represents a major opportunity for organizations to unify strategy, increase agility, and unlock new efficiencies. Through a single vendor relationship, our customers gain access to a full stack of technology and services that are tailored, scalable, and aligned to their growth objectives.

Our solutions are built on a modern, cloud-native architecture with the scalability, security, and reliability required to serve diverse industries. We are committed to ongoing innovation and product development, with a customer-centric mindset that ensures our offerings continue to evolve in response to market demands and client feedback.

Key Benefits of Our Solutions

We believe the strength of OUS HK lies in our ability to deliver a unified suite of solutions that combine operational efficiency with market-facing performance. Our platform is built to help clients manage internal workflows, optimize external outreach, and achieve measurable business outcomes, all within a flexible, scalable, and secure environment.

•        Comprehensive, All-in-One Solution for Growing Businesses.    Our offerings address both the internal operations and external engagement needs of modern businesses. Through our IT Solutions Business offerings, which span employee management, customer relationship management (CRM), financial and inventory systems, and real-time dashboards, we provide a single, integrated source of truth across business functions. When combined with our digital marketing services, such as social media management, KOL campaigns, paid advertising, SEO, and event execution, clients benefit from a seamless experience that bridges back-end processes with front-end visibility.

•        Modular and Scalable Architecture.    Our IT platform is built on a modular framework that enables clients to adopt the components they need while retaining the ability to scale as their operations grow. Whether deploying the platform via cloud, on-premise, or hybrid environments, our customers experience fast time-to-value and low friction in onboarding. Our systems are designed with SMEs in mind, offering simplicity without sacrificing capability.

•        Rapid Deployment and Ease of Use.    With an intuitive user interface and pre-configured templates, our software tools can be deployed quickly, and often without the need for external support. This ease of use empowers non-technical users to manage day-to-day functions independently, while allowing administrators and IT staff to configure advanced settings as needed.

•        Actionable Insights via Real-Time Dashboards.    Our dashboard and reporting tools offer real-time analytics across business functions, allowing business leaders to make data-driven decisions and respond to changing conditions with agility. This unified data layer serves as the connective tissue across the organization, enhancing transparency and collaboration.

•        Cost-Effective and Low Total Cost of Ownership.    Our integrated solution eliminates the need for multiple vendors, manual processes, or patchworked systems, reducing long-term costs and administrative burden. With built-in automation, self-service options, and minimal technical debt, our platform delivers enduring value for clients while reducing operational overhead.

Competitive Strengths

We maintain our position as a key player in this market by leveraging on the following competitive strengths that we have.

•        Dual Expertise in Enterprise Software and Digital Marketing.    Unlike point-solution providers, OUS HK offers a uniquely integrated proposition. Our ability to support both internal operations and customer engagement activities makes us a valuable partner to clients seeking end-to-end digital enablement.

•        Efficient Go-to-Market Model.    We combine product-led growth with consultative sales and onboarding, enabling fast customer acquisition across segments. Our hybrid approach, which combines direct outreach with partner channels and inbound content, has allowed us to serve a wide array of clients, from SMEs to government institutions.

•        Strong Partner Ecosystem.    We have cultivated a growing network of partners including software vendors, digital agencies, event specialists, and technology integrators. These partnerships extend our capabilities and market reach while ensuring seamless delivery across multiple service layers.

•        Culture of Innovation and Customer Success.    Our company culture emphasizes continuous improvement, customer-centricity, and internal collaboration. We maintain close relationships with our clients and incorporate their feedback into product development. Our dedicated customer success team ensures consistent support, onboarding, and education, driving satisfaction and retention.

•        Experienced and Purpose-Driven Leadership.    Our leadership team brings decades of experience across software, marketing, and business operations. Their shared commitment to democratizing technology access and enabling digital transformation for underserved businesses drives our mission and strategic direction.

Market Opportunities

The digital transformation sweeping across Hong Kong and other overseas markets is creating substantial demand for technology platforms that help businesses operate more efficiently and engage more effectively with customers. OUS HK is uniquely positioned to take advantage of two rapidly growing sectors: enterprise business software and digital marketing services. Our dual offering under the same roof represents a significant and growing opportunity for us.

Enterprise Software Opportunity

The need for affordable, flexible, and scalable business systems is accelerating as organizations modernize their operations. Increasing adoption of cloud-based software, proliferation of distributed workforces, and the rise in compliance and data management requirements are all contributing to heightened demand for integrated solutions covering resource management, customer relationship management, HR systems, project coordination, and financial oversight.

We believe that there is long-term opportunity available to us, as, based on our knowledge of the market, many businesses currently operate without formal systems or rely on fragmented tools. As digital adoption deepens, we expect significant upsell potential within our existing base and a broader shift toward SaaS-based tools across potential clients that we are well positioned to deliver.

Digital Marketing Opportunity

Simultaneously, the rise of digital media as the dominant form of customer communication is creating strong and sustained demand for performance-driven marketing services. Businesses of all sizes, particularly those targeting younger, mobile-first consumers, are shifting their marketing budgets to social platforms, influencer partnerships, SEO, and video-based advertising. Offline activations such as events and roadshows remain essential in the region and often work best when combined with digital initiatives.

We expect the market to expand in the future, as businesses increasingly require strategic partners to execute across platforms and measure return on investment in real-time.

Underpenetrated Base and Growth Potential

We believe our current customer base represents only a small portion of our total addressable market. Many of our customers have not yet adopted the full suite of our solutions, and we see substantial room for expansion through upselling additional modules, upgrading service tiers, and increasing marketing spend under management. Additionally, continued investment in new features, AI-driven functionality, and partner integration will further enhance the breadth and appeal of our offerings, to attract new customers. However, our ability to capitalize on these opportunities is subject to significant risks and uncertainties, including our ability to convert project-based clients to recurring revenue models and compete effectively in the market.

As digital infrastructure becomes an economic imperative and customer acquisition increasingly depends on digital performance, we believe our integrated platform is well positioned to serve as the backbone of operations and growth for thousands of organizations across the region.

Growth Strategies

We believe we are in the early stages of capitalizing on a significant and growing market opportunity in terms of both enterprise software and digital marketing. Our comprehensive platform, regional focus, and dual-service model uniquely position us to serve the evolving needs of small and medium businesses, mid-sized enterprises, and public sector organizations. We intend to drive long-term sustainable growth through the following key strategies:

•        Acquire New Customers Across Core and Adjacent Segments.    We believe there is substantial untapped demand for unified digital solutions. Many organizations in our target markets still rely on legacy systems, siloed tools, or manual processes to manage critical business functions and digital outreach. By enhancing our sales capacity, investing in digital marketing and thought leadership, and expanding channel partnerships, we intend to accelerate customer acquisition across both our IT and digital marketing offerings. We will also continue to refine our onboarding and activation flows to minimize friction for new customers and improve conversion from inbound interest to paid adoption.

•        Expand Existing Customer Relationships.    Our integrated platform provides multiple avenues for expansion within our existing customer base. Many customers initially engage with a single module or marketing service, presenting a strong opportunity to cross-sell additional IT components or complementary digital marketing services. As businesses scale or evolve their digital maturity, we see demand for more advanced functionality, broader analytics capabilities, and multichannel campaign execution. We plan to expand customer usage through bundled offerings, tiered pricing models, and targeted upsell campaigns, while deepening relationships through customer success programs and personalized account management.

•        Continue to Innovate and Broaden Our Solution Suite.    Product development is central to our long-term value proposition. We intend to continue enhancing our core IT systems and marketing services to reflect evolving business needs, regulatory environments, and consumer behaviors. We are actively investing in new features such as AI-enabled analytics, workflow automation, and modular templates tailored to vertical-specific use cases. In digital marketing, we plan to expand our offerings in SEO, reputation management, and KOL performance tracking, as well as invest in internal tooling to improve service delivery at scale. Our long-term vision includes evolving our platform into a fully integrated operating system for growing businesses, enabling seamless control across both internal operations and external engagement channels.

•        Scale Through Partnerships and Ecosystem Development.    We will continue to develop strategic partnerships with local and regional system integrators, digital agencies, technology providers, and managed service partners (MSPs). These relationships will expand our market reach, accelerate implementation, and enable us to address specialized verticals and geographies with greater depth. We also plan to build an ecosystem of third-party integrations and complementary tools that enhance the value of our core platform and enable customers to create bespoke, end-to-end workflows.

•        Expand Geographically Across Southeast Asia.    While our operations are currently concentrated in Hong Kong, we believe the structural drivers of digital adoption are present across multiple emerging markets. We plan to increase our presence in Malaysia and Indonesia, which are key regional hubs, where the SME and mid-market segments remain underserved by traditional enterprise vendors. We will leverage our scalable platform, partner network, and localized customer insights to penetrate these markets efficiently.

•        Maintain a Strong Culture of Customer Success and Operational Excellence.    We believe customer success is fundamental to long-term growth. We are committed to maintaining a responsive, relationship-driven service model that supports clients at every stage of their digital journey. We will continue to invest in onboarding, training resources, community engagement, and customer support infrastructure to ensure high satisfaction and retention across our base. Internally, we will maintain a culture of continuous improvement, innovation, and accountability, which we believe is critical to scaling responsibly and sustaining our competitive advantage.

Our Customers

We serve a broad and growing base of customers across small and medium enterprises (SMEs), mid-market companies, government agencies, nonprofit institutions, and public sector organizations throughout Hong Kong. As of March 31, 2025, we served 23 customers, spanning industries such as retail, consumer products, logistics and professional services. 6 and 5 customers accounted for more than 5% of our total revenue in the fiscal years ended March 31, 2025 and 2024, respectively:

	For the years ended
	March 31, 2025		March 31, 2024
	Amount	%	Amount	%
Customer A	$115,385	7.8	$—	—
Customer B	110,256	7.4	—	—
Customer C	108,846	7.3	—	—
Customer D	100,192	6.8	—	—
Customer E	83,590	5.6	—	—
Customer F	76,923	5.2	—	—
Customer G	—	—	86,538	31.7
Customer H	—	—	57,949	21.2
Customer I	—	—	38,333	14.0
Customer J	—	—	30,128	11.0
Rich Ocean Capital Holding Limited*	—	—	15,885	5.8
Others	887,569	59.9	44,095	16.3
Total	$1,482,761	100	$272,928	100

____________

*        A director of OUS HK and OUS BVI is also the director of Rich Ocean Capital Holding Limited.

While our strategy is to expand our relationships with existing customers over time (the “land-and-expand” model), our operating history, particularly with our major customers, has been characterized by project-based engagements. For example, none of our major customers from the fiscal year ended March 31, 2024 were major customers in the fiscal year ended March 31, 2025. This demonstrates a high degree of customer concentration and turnover, and a dependency on continuously securing new, large projects to sustain and grow our revenue. There is no assurance that we will be able to do so in the future. We will need to transition more clients to longer-term retainer or subscription-based contracts to successfully execute our land-and-expand strategy.

Our Suppliers

We engage various service providers to provide services necessary for our business operations, such as software vendors, KOL and talent agencies, and internet service providers. Except as disclosed below, most of which are independent third parties. For our project and product-based businesses, our main suppliers are as follows:

	For the years ended
	March 31, 2025		March 31, 2024
	Amount	%	Amount	%
Golden Wann Production Co Ltd	145,801	36.3	—	—
Man C Design Company Limited	81,845	20.4	22,448	26.9
LY’z Development Limited	66,456	16.5	41,821	50.0
Supplier D	42,163	10.5	—	—
Supplier E	33,333	8.3	—	—
Supplier F	—	—	17,962	21.5
Others	32,436	8.0	1,345	1.6
Total	$402,034	100	$83,576	100

Our business is substantially dependent on these third-party service providers for the execution of our projects. For the fiscal year ended March 31, 2025, our top three suppliers, collectively accounted for approximately 73.2% of our total cost of revenue, representing a significant concentration. The loss of any of these key suppliers, or a deterioration in our relationships with them, could have a material adverse effect on our ability to deliver services to our clients and on our financial results.

We enter into agreements with most of our suppliers, including all of our major suppliers identified above. Although the terms of engagement with our suppliers may vary, the material terms that are generally contained are set out below:

Scope of Supply

Our suppliers generally provide us with products and services that are crucial for our business operations, including (i) KOLs and other manpower, roadshow marketing activities, and video shooting services, (ii) social media marketing services, and (iii) ERP systems.

Delivery	We generally require delivery within an agreed timeframe, and the deliverables need to be in a format that is acceptable to us, and in compatible with our requirements.
Quality Assurance and Inspection

We have the right to inspect the deliverables that are delivered to us, and to reject any goods that are defective, damaged, or non-conforming. We may also require the supplier to replace or repair any defective, damaged, or non-conforming deliverables at no extra cost.

Confidentiality	Both parties agree to maintain the confidentiality of all proprietary, sensitive, and confidential information obtained during the course of this Agreement.
Termination

Each party may terminate the agreement by providing 30 days’ prior written notice to the other party. In the event of breach or violation of any terms of the supplier agreement, the non-breaching party may terminate the supplier agreement immediately without notice. The supplier agreement may also be extended or renewed upon mutual written consent of both parties.

Customer Management

Once our customers have decided to engage us and purchase our services and offerings, we ensure that our customers receive dedicated attention from our customer success management and customer support teams.

Customer Success Management

Our customer success function plays a critical role in driving ongoing value realization for both business lines. Each customer is assigned a dedicated Customer Success Manager (CSM) whose mandate is to ensure seamless adoption, support engagement, and product expansion.

CSMs work collaboratively with clients to define success metrics, monitor implementation progress, and ensure effective utilization of platform features. They also conduct regular business reviews, provide training refreshers, and offer proactive recommendations aligned with evolving business goals. When appropriate, CSMs identify cross-sell and up-sell opportunities that align with the client’s growth trajectory.

Through this proactive engagement model, we foster long-term relationships with our customers and nurture client advocates who often contribute to case studies, referrals, and product feedback loops.

Customer Support

Our support team provides multi-channel support to all customers, regardless of contract size or service level. Support is delivered via phone, email, live chat, and social media, with 24/5 coverage across all support channels and weekend support through email and social messaging.

Our IT Solutions customers benefit from tiered support models based on contractual SLAs, with guaranteed response times for high-priority tickets. Support engineers are trained in both technical resolution and domain-specific guidance, such as local tax compliance or warehouse automation protocols. In addition to real-time troubleshooting, we provide access to online documentation, implementation guides, API references, and video tutorials.

Marketing Services clients rely on our customer support team for campaign troubleshooting, platform access issues, billing inquiries, and optimization guidance. Our team also provides guidance on creative approvals, reporting insights, and community management strategies.

Competition

We operate in two highly competitive and rapidly evolving markets: enterprise IT solutions and digital marketing services. Each market is characterized by constant innovation, shifting customer demands, and relatively low barriers to entry in certain segments. Across both business lines, we face competition from global technology companies, regionally-focused providers, and niche solution specialists.

IT Solutions

Our IT Solutions Business competes with a wide range of enterprise software providers offering tools for enterprise resource planning (ERP), customer relationship management (CRM), human resource management (HRM), and workflow automation. Our primary competitors in this space include global software vendors such as Oracle and SAP, which primarily target large enterprises. In our target market of SMEs in Hong Kong, we more frequently compete with regionally focused vendors and smaller vertical SaaS providers that offer modular business software to SMEs in Hong Kong.

We believe the principal competitive factors in our IT Solutions market include:

•        Breadth and depth of product functionality, including ERP, CRM, HR, and project management tools;

•        Integration across modules and third-party systems;

•        Ease of deployment and implementation support;

•        Localization of software features to meet regulatory and language requirements;

•        Platform extensibility and customization capabilities;

•        User interface and experience;

•        Total cost of ownership, including pricing flexibility for SMEs;

•        Quality and responsiveness of implementation and support services;

•        Ability to innovate quickly and incorporate user feedback.

While many competitors have greater resources or brand recognition, especially among enterprise customers, we believe we compete favorably due to our focus on modular, highly customizable solutions, our integration with regional business practices, and our cost-effective deployment tailored for SMEs and mid-market clients in Hong Kong.

Digital Marketing Services

Our digital marketing services face competition from a mix of social media management platforms, creative marketing agencies, and influencer marketing specialists. Competitors include established SaaS platforms such as Hubspot, as well as influencer marketing networks and creative agencies offering similar service-based engagements.

In this segment, we compete on:

•        Ability to deliver integrated services spanning content creation, campaign management, and influencer marketing;

•        Local network and relationships with KOLs, models, and media personalities;

•        Data-driven campaign optimization and ROI tracking;

•        Speed of execution and customization;

•        Scalability across industries and audience sizes;

•        Value-added services such as event management, traditional advertising support, and SEO optimization.

We believe our key differentiators include our combined offering of technology and execution, our deep network of regional influencers, and our flexibility in service models (from campaign-based engagements to full retainer-based digital marketing partnerships).

Despite the presence of competitors with broader platforms or larger brand footprints, we believe compete favorably due to our dual competency in software and marketing execution, our localized approach to customer engagement, and our commitment to continuous innovation tailored to the Hong Kong digital and business ecosystems.

Intellectual Property

We do not currently have any registered trademarks or patents. We ensure that access to our code base is restricted only to authorized personnel on a need-to-know basis.

Currently, we own the domain name “ousconcept.com.hk,” which will expire on December 31, 2025 unless renewed by us. We intend to continuously renew this domain name. The information contained in, or accessible from, this website or any other website does not constitute a part of this prospectus.

Although we do not have any registered patents or trademarks for our technology, we consider our code base and know-how related to our IT solutions platform to be proprietary and protect them as trade secrets. We achieve this protection through confidentiality agreements with our employees and contractors and by restricting access to our code base. However, there can be no assurance that these measures will be sufficient to prevent misappropriation of our technology.

Legal Proceedings

We are not currently a party to, nor is our property currently subject to, any material legal proceedings other than ordinary routine litigation incidental to our business operations. We are not aware of any legal proceedings contemplated by any governmental authorities that would have a material impact on our financial condition or operations.

Properties and Facilities

Our corporate headquarters is located in Hong Kong, where we occupy approximately 3,700 square feet of office space under a lease that expires on October 31, 2026.

We believe that our existing facilities are sufficient to meet our current operational needs and expect that suitable additional space will be available to support our anticipated growth in the future.

Employees

The following table sets forth the total number of our full-time employees and part-time employees as of the dates indicated.

	As of the date of this prospectus	As of March 31, 2025	As of March 31, 2024	As of March 31, 2023
Total Full-time Employees	5	6	1	2
Total Part-time Employees	3	7	0	0

The growth in our number of employees over the past three fiscal years was primarily due to the expansion of our business operations, particularly the hiring of additional personnel in our IT solutions and digital marketing teams to meet growing customer demand and support our product development efforts.

The following table sets forth a breakdown of our full-time employees and part-time employees by main category of activity as of the date of this prospectus:

Function	Number of Full-time Employees	Number of Part-time Employees
Research & Development and IT Solutions	2	0
Digital Marketing Services	1	1
Sales and Marketing	1	1
General and Administrative	1	1
Total	5	3

All of our employees are based in our Hong Kong headquarters. We did not employ a significant number of temporary employees during the most recent fiscal year. None of our employees are represented by a labor union, and we have not experienced any work stoppages. We believe that our relationships with our employees are strong.

REGULATIONS

The Group conducts its major operations in Hong Kong. This section sets forth a summary of the most significant rules and regulations that affect our business activities in Hong Kong.

Hong Kong Regulations

Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the “Business Registration Ordinance”) provides for the registration of businesses in Hong Kong. Business includes any form of trade, commerce, craftsmanship, profession, calling or other activity carried on for the purpose of gain. Every company incorporated in Hong Kong shall be deemed to be a person carrying on business and is required to be registered under the Business Registration Ordinance. Every person carrying on business in Hong Kong, other than those specifically exempted, shall make a business registration application to the Commissioner of Inland Revenue within one month of the commencement of such business and a valid business registration certificate shall be displayed at the place of business to which such certificate relates. A business registration certificate is renewable every year or every three years (if the business operator elects for business registration certificate that is valid for three years). Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 (equivalent to US$641) and to imprisonment for one year.

Taxation

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”) is an ordinance that regulates taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong for the year of assessment from such trade, profession or business. As at the date of this prospectus, the standard profits tax rate for corporations is at 8.25% on assessable profits up to HK$2,000,000 (equivalent to US$256,410) and 16.5% on any part of assessable profits over HK$2,000,000 (equivalent to US$256,410). The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations.

Employment

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) provides basic employment protections to all employees to whom the ordinance applies, including but not limited to payment of wages, restrictions on deductions from wages and the granting of statutory holidays.

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”) provides that every employer must take all practicable steps to ensure that each employee is covered under a Mandatory Provident Fund (MPF) scheme. An employer who, without reasonable excuse, fails to comply with such requirement may face a fine and imprisonment. It also provides that an employer must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”) provides that all employers are required to take out insurance policies to cover their liabilities under the ECO and common law for injuries at work in respect of all their employees. An employer failing to do so may be liable to a fine and imprisonment.

The prescribed minimum hourly wage rate (currently set at HK$42.1 (equivalent to US$5.4) per hour) for employees is governed by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”). Section 15 of the MWO provides that any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Intellectual Property

The Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (“Copyright Ordinance”) provides comprehensive protection for recognized categories of works such as literary, dramatic, musical and artistic works. The Copyright Ordinance restricts unauthorized acts such as copying and/or issuing copies to the public of a copyright work. The Copyright Ordinance provides that a person commits an offence if he, without the license of the copyright owner of a copyright work imports an infringing copy of the work into Hong Kong, at any time within 15 months beginning on the first day of publication of the work in Hong Kong or elsewhere, otherwise than for his private and domestic use.

The Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”) provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use in the course of trade or business of a sign which is identical or similar to the registered mark in relation to goods and/or services which are identical or similar to those for which the mark was registered, where such use is likely to cause confusion on the part of the public. However, pursuant to section 20 of the TMO, a registered trade mark is not infringed by the use of trade mark in relation to goods which have been put on the market anywhere in the world under that trade mark by the owner or with his consent (whether express or implied or conditional or unconditional), unless the condition of the goods has been changed or impaired after they have been put on the market, and the use of the registered trade mark in relation to those goods is detrimental to the distinctive character or repute of the trade mark.

Competition

The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”) prohibits and deters undertakings from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to (a) if the contravention occurred in three years or less, 10% of the total gross revenues obtained in Hong Kong for each year in which the contravention occurred, (b) if the contravention occurred in more than three years, 10% of the total gross revenues obtained in Hong Kong for the three years in which the contravention occurred that saw the highest, second highest and third highest turnover.

Personal data

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•        if the data user holds such data, to be supplied with a copy of such data; and

•        the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees.

The following individuals are members of the Board and executive management of the Registrant.

Directors and Executive Officers	Age	Position/Title
Lina Tang	38	Director
Liying Wang	30	Director
Wenxuan Bi	36	Independent Director Nominee
Weidong Dai	65	Independent Director Nominee
Heung Ming Henry Wong	56	Independent Director Nominee
Tao Xu	50	Chief Executive Officer
Yihai Su	52	Chief Financial Officer

The following is a brief biography of each of our executive officers and directors:

Ms. Lina Tang is a director of the Company. She has been a director of the Company since December 19, 2025. Since April 2020, she has been the general manager of Shenzhen Yuanju Electronics Co., Ltd., where she oversees daily management operations and is responsible for executing the strategic decisions of the board of directors. In this role, she comprehensively oversees the company’s e-commerce operations, brand promotion, and sales strategy planning, with a specific focus on children’s mental health products. Leveraging her background in psychology, Ms. Tang integrates psychological research concepts with product development and market promotion, optimizing market positioning and developing comprehensive e-commerce strategies tailored to the psychological growth needs of children and family parenting. Ms. Tang graduated from Shanghai TV University in 2009.

Ms. Liying Wang is a director of the Company. She has been a director of the Company since its incorporation on July 21, 2025. She is the CEO and a director of Nature Wood Group Limited, an appointment she has held since October 2025, where she was responsible for company operations. From September 2023 to October 2025, she was the general manager and a director of Chongqing Chami Culture and Media Co., Ltd., where she oversaw the company’s overall operations, formulated strategies, and managed teams to achieve profit goals. From July 2022 to September 2023, she was the general manager of Yingbing (Shanghai) Business Management Co., Ltd., where she oversaw the company’s overall operations, formulated and implemented strategies, and managed finance and various teams. Ms. Wang graduated from the Sighuan Fine Arts Institute in 2019 with a Bachelor in Art Appreciation.

Mr. Wenxuan Bi is an independent director nominee of the Company. From 2017 to 2024, he was an angel investor in various companies in various industries. Mr. Bi graduated from Shandong University in June 2012 with a Bachelor’s degree in Software Engineering.

Mr. Weidong Dai is an independent director nominee of the Company. Since August 2025, he has been an advisor to AnPac Bio-Medical Co. Ltd, where he provided the management of AnPac Bio-Medical Co. Ltd with strategic, marketing, and managerial advice. From April 1995 to August 2025, he was the president of AnPac Bio-Medical Co. Ltd, where he was responsible for the formulation and execution of the company’s strategic plans across management, finance, marketing, and research & development. Mr. Dai graduated from Fudan University in September 2022 with an EMBA, the University of Sheffield in 1993 with a PhD in Pathology, the Sun Yat-Sen University of Medical Science in September 1985 with a Master of Medicine, and Anhui Medical University in August 1982 with a Bachelor of Medicine.

Mr. Heung Ming Henry Wong is an independent director nominee of the Company. At present, he holds a number of independent directorships of listed companies on the Hong Kong Stock Exchange and Nasdaq, including Raffles Interior Limited (HKSE:1376), E-Home Household Service Holdings Ltd. (Nasdaq:EJH), CL Workshop Group Limited (Nasdaq:NWGL), and Intelligent Group Limited (Nasdaq:INTJ). From April 2023 to October 2024, he was the Chief Financial Officer of Aimei Investment Ltd (Nasdaq:AFJK). Mr. Wong graduated from the Open University of Hong Kong in 2003 with a Master of Electronic Commerce, and from the City University of Hong Kong in 1993 with a Bachelor of Arts (Accountancy).

Mr. Tao Xu will be the Chief Executive Officer of the Company upon effectiveness of our registration statement. From 2023 to 2024, he held the position of Chairman of Suzhou Ruiguang Electronic Technoogy Co., Ltd., where he was responsible for the overall management of the company. From 2019 to 2023, he held the position of Sinor Vice President of Shao Hua Tang Sinopharm Co., Ltd., where he was responsible for the research and development of Chinese medicinal materials. Mr. Xu graduated from Shanghai Turbine Works Technical School in 1989.

Mr. Yihai Su will be the Chief Financial Officer of the Company upon effectiveness of our registration statement. Since 2012 to the present, he has held the position of chairman of the board of Tongling Baijiang Development Co., Ltd., where he presided over board meetings, oversaw the company’s strategic direction and governance compliance, and coordinated with the management, to ensure the company’s long-term stable operations. Mr. Su graduated from the Bole Business School of Peking University in 2019 with an Executive Masters Degree in Business Administration.

Pursuant to our amended and restated articles of association as we expect them to become effective upon completion of this offering, the minimum number of directors shall consist of not less than three persons and there shall be no maximum number of directors unless otherwise determined from time to time by the shareholders in a general meeting. Unless removed or re-appointed, each director shall hold office until the expiration of his term, or his resignation from the Board, or until his successor shall have been elected and qualified. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting.

For additional information, see “Description of Share Capital”.

Arrangements and Understandings

To our knowledge, there are no arrangements or understandings with our major shareholders, customers, suppliers, or others, pursuant to which any of our directors or executive officers was selected to serve as a director or member of senior management.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Composition of our Board of Directors

Our board of directors currently consists of two directors and will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors has determined that each of [•], [•] and [•] is an “independent director” as defined in the Nasdaq Listing Rules. Our board of directors is composed of a majority of independent directors.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. We have the right to seek damages if a duty owed by our directors is breached.

Committees of the Board of Directors

Upon completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We intend to adopt a charter for each of the three committees prior to completion of this offering. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee will consist of Wenxuan Bi, Weihong Dai, and Heung Ming Henry Wong, and will be chaired by [•]. We have determined that Wenxuan Bi, Weihong Dai, and Heung Ming Henry Wong satisfy the requirements of Rule 5605(c)(2) of the Listing Rules of Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that [•] qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

•        reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing; and

•        meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.

Our compensation committee will consist of Wenxuan Bi, Weihong Dai, and Heung Ming Henry Wong and will be chaired by [•]. We have determined that Wenxuan Bi, Weihong Dai, and Heung Ming Henry Wong satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        overseeing the development and implementation of compensation programs in consultation with our management;

•        at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•        at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•        at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•        reviewing executive officer and director indemnification and insurance matters; and

•        overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee will consist Wenxuan Bi, Weihong Dai, and Heung Ming Henry Wong and will be chaired by [•]. We have determined that Wenxuan Bi, Weihong Dai, and Heung Ming Henry Wong satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experiences, expertise, diversity and availability of service to us;

•        developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•        evaluating the performance and effectiveness of the board as a whole.

Employment Agreements and Director Agreements

We entered into separate employment agreements with: (a) Mr. Xu Tao, our Chief Executive Officer, on April 25, 2026 and (b) Mr. Yihai Su, our Chief Financial Officer, on April 25, 2026, respectively (collectively, the “Employment Agreements”). Pursuant to the Employment Agreements, each executive officer’s employment is for a term of 3 years, or until terminated by either party. Mr. Xu Tao will receive a commencing salary of US$10,000 per year; and Mr. Yihai Su will receive a commencing salary of US$10,000 per year.

We have also entered into director agreements with each of our directors. These agreements set forth the terms and conditions of their service, including compensation, and provide for standard indemnification and directors’ and officers’ liability insurance. For our independent directors, these director agreements shall become effective upon the effectiveness of our registration statement.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law, the post-offering amended and restated memorandum and articles of association or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

The board of directors of the Registrant, which currently consists of Lina Tang and Liying Wang, are making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

Controlled Company Exemption

Upon the completion of this offering, we will be a “controlled company” as defined under corporate governance rules of Nasdaq, because Liying Wang, our director, will beneficially own 0% of our total issued and outstanding Class A Ordinary Shares (each with one vote), and 100% of our total issued and outstanding Class B Ordinary shares (each with twenty votes), representing [•]% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional Shares, or 0% of our total issued and outstanding Class A Ordinary Shares (each with one vote), and 100% of our total issued and outstanding Class B Ordinary shares (each with twenty votes), representing [•]% of our total voting power, assuming that the option to purchase additional Shares is exercised by the underwriters in full. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

At this time, we do not intend to rely on these exemptions to corporate governance requirements as a controlled company. However, we may elect to do so in the future. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Principal Shareholders” and “Management — Controlled Company Exemption.”

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, listing rules of Nasdaq provide that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of their respective rules and listing standards, subject to conditions thereof. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters and Foreign Private Issuer Status

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Compensation of Directors and Executive Officers

For the fiscal years ended on March 31, 2025 and 2024, and the six months ended September 30, 2025 and 2024, we paid nil in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide for pension, retirement or other similar benefits to our directors and executive officers.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, and holders of our Class B Ordinary Shares are entitled to twenty (20) votes per share and vote on all matters submitted to a vote of our shareholders except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares beneficially owned prior to this offering				Ordinary Shares beneficially held immediately after this offering (assuming no exercise of over-allotment option)						Ordinary Shares beneficially held immediately after this offering (assuming exercise of over-allotment option)
Directors and Executive Officers(1):	Number of Ordinary Shares		Approximate percentage of outstanding Ordinary Shares(2)	Approximate percentage of Voting power	Number of Ordinary Shares		Approximate percentage of outstanding Ordinary Shares(2)		Approximate percentage of Voting power		Number of Ordinary Shares		Approximate percentage of outstanding Ordinary Shares(2)		Approximate percentage of Voting power
	Class A	Class B			Class A	Class B					Class A	Class B
Lina Tang(3)	58,000,000	—	46.40%	13.98%	58,000,000	—	[•]	%	[•]	%	58,000,000	—	[•]	%	[•]	%
Liying Wang(4)	—	15,250,000	12.20%	73.54%	—	15,250,000	[•]	%	[•]	%	—	15,250,000	[•]	%	[•]	%
Tao Xu	—	—	—	—	—	—	—		—		—	—	—		—
Yihai Su(5)	51,750,000	—	41.40%	12.48%	51,750,000	—	[•]	%	[•]		51,750,000	—	[•]	%	[•]	%
Wenxuan Bi	—	—	—	—	—	—	—		—		—	—	—		—
Weidong Dai	—	—	—	—	—	—	—		—		—	—	—		—
Heung Ming Henry Wong	—	—	—	—	—	—	—		—		—	—	—		—
All directors and executive officers as a group (7 persons)	109,750,000	15,250,000	100%	100%	109,750,000	15,250,000	[•]		[•]		109,750,000	15,250,000	[•]		[•]

5% Shareholders:
RTLN Global Limited(3)	58,000,000	—	46.40%	13.98%	58,000,000	—	[•]	%	[•]	%	58,000,000	—	[•]	%	[•]	%
RWLY LTD(4)	—	15,250,000	12.20%	73.54%	—	15,250,000	[•]	%	[•]	%	—	15,250,000	[•]	%	[•]	%
RSYH LTD(5)	51,750,000	—	41.40%	12.48%	51,750,000	—	[•]	%	[•]	%	51,750,000	—	[•]	%	[•]	%

____________

(1)      Unless otherwise noted, the business address of each of the above entities or individuals is c/o 10/F, Wyndham Place, No. 40-44 Wyndham Street, Central, Hong Kong.

(2)      Calculated based on the sum of the number of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding.

(3)      Lina Tang owns 100% of RTLN Global Limited. As such, Lina Tang is deemed to beneficially own the Ordinary Shares of the Company held through RTLN Global Limited. The mailing address for RTLN Global Limited is 10/F, Wyndham Place, No. 40-44 Wyndham Street, Central, Hong Kong.

(4)      Liying Wang owns 100% of RWLY LTD. As such, Liying Wang is deemed to beneficially own the Ordinary Shares of the Company held through RWLY LTD. The mailing address for RWLY LTD is 10/F, Wyndham Place, No. 40-44 Wyndham Street, Central, Hong Kong.

(5)      Yihai Su owns 100% of RSYH LTD. As such, Yihai Su is deemed to beneficially own the Ordinary Shares of the Company held through RSYH LTD. The mailing address for RSYH LTD is 10/F, Wyndham Place, No. 40-44 Wyndham Street, Central, Hong Kong.

RELATED PARTY TRANSACTIONS

Except for the compensation and other arrangements described in “Compensation of Directors and Executive Officers” elsewhere, our related party balances as of September 30, 2025, March 31, 2025, 2024 and 2023 and transactions since May 18, 2022 are identified as follows:

Nature of relationships with related parties

Name	Relationship with the Group
Mr. Po Sang Chan (“Mr. Chan”)	Director of OUS HK and OUS BVI
Rich Ocean Capital Holding Limited	Mr. Chan, the director of OUS HK and OUS BVI is also the director of the related party
OU S Trading Company Limited	Mr. Chan, the director of OUS HK and OUS BVI is also the director of the related party

Related parties transactions

		For the six months ended September 30, 2025	For the years ended March 31,		From May 18, 2022 to March 31, 2023
Name	Nature		2025	2024
		US$	US$	US$	US$
Rich Ocean Capital Holding Limited	Marketing service income	—	—	15,885	—
OU S Trading Company Limited	Marketing service income	—	—	—	3,718

Prior to the completion of the reorganization on August 29, 2025, Mr. Chan was the sole shareholder and sole director of our subsidiary, OUS HK. On February 28, 2025, the sole director of OUS HK approved and declared an interim dividend of HK$5,674,489 (equivalent to US$727,499) to its sole shareholder, Mr. Chan. The dividend was recorded as a reduction to retained earnings at the declaration date and was offset against the balance of the amount due from Mr. Chan, as he was both the sole shareholder and sole director of OUS HK at that time.

On March 26, 2025, Mr. Chan transferred all of his ordinary shares in OUS HK to Yihai Su and Tao Xu.

Related parties balances

		As of September 30, 2025	As of March 31,		From May 18, 2022 to March 31, 2023
Name	Nature		2025	2024
		US$	US$	US$	US$
Mr. Chan	Amount due from (to) a related party	(36,287)	177,943	113,717	(2,402)

The amount due from (to) a related party was unsecured, non-interest bearing and repayable on demand and subsequently fully settled.

Employment Agreements

See “Executive Compensation — Agreements with Named Executive Officers”.

Policy Concerning Related Party Transactions

On [•], the Company’s board of directors approved the adoption of its related party transaction policy, or the “Related Party Transaction Policy”, which sets forth, among others, the definition of a related party transaction and its review process which requires the submission of transaction details, including name of the related party, transaction value, timing of the transaction and nature of the transaction. All transactions determined to be a related party transaction under the Related Party Transaction Policy by the Company’s general counsel are submitted to the Audit Committee for review. The Audit Committee will review the related party transaction in its entirety with specific consideration to the independent nature between the related party and the transaction execution process, and that the execution of the transaction is in the best interest of the Company. If a related party transaction is a continuing transaction, the Audit Committee, at a minimum, will review the transaction on an annual basis.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our Amended and Restated Memorandum and Articles of Association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our Amended and Restated Memorandum and Articles of Association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands, or the “Cayman Companies Act,” on July 22, 2025. A Cayman Islands exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to hold an annual general meeting;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

The share capital of the Company consists of Ordinary Shares. As of the date hereof, our authorized share capital is US$50,000 divided into (i) 400,000,000 Class A Ordinary Shares of nominal or par value of US$0.0001 each, and (ii) 100,000,000 Class B Ordinary Shares of nominal or par value US$0.0001 each. As of the date of this prospectus, [109,750,000] Class A Ordinary Shares and [15,250,000] Class B Ordinary Shares were issued and outstanding. We will issue [•] Class A Ordinary Shares in this Offering (or [•] Class A Ordinary Shares if the Underwriter exercises its option to purchase additional Class A Ordinary Shares in full), assuming an initial offering price of US$[•].

Objectives of Our Company

Under our memorandum and articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares

Upon the completion of this Offering, our authorized share capital is US$50,000 divided into (i) 400,000,000 Class A Ordinary Shares of nominal or par value of US$0.0001 each, and (ii) 100,000,000 Class B Ordinary Shares of nominal or par value US$0.0001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our memorandum and articles provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account or as otherwise permitted by the Companies Act, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A Ordinary Share and 20 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by a poll. A poll shall be taken in such manner as the chairman directs. Any ordinary resolution is a resolution passed by a simple majority of the votes of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a written resolution signed by the required majority of shareholders according to the articles. Any special resolution is a resolution of a general meeting or a resolution of a meeting of the holders of any class of ordinary shares in a class meeting duly constituted in accordance with the articles in each case passed by a majority of not less than two-thirds of the votes by the shareholders as being entitled to do so vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the shareholders entitled to vote at such meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles provide that we may (but are not obliged to, unless required by the Nasdaq rules) in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the articles Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

At least twenty-one Clear Days’ notice of an annual general meeting must be given to shareholders. For any other general meeting, at least fourteen Clear Days’ notice must be given to shareholders. A quorum required for a meeting of shareholders consists of one or more shareholders holding Shares that represent not less than an aggregate of one-third of the outstanding shares carrying the right to vote at such general meeting.

Our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than ten percent of the rights to vote at such general meeting. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of our articles. If our directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three months after the expiration of the said 21 clear day period.

Transfer of Ordinary Shares

Subject to any applicable requirements set forth in the articles and provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

•        where the ordinary shares are fully paid, by or on behalf of that shareholder; and

•        where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the ordinary shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of ordinary shares;

•        the instrument of transfer is properly stamped, if required;

•        the Ordinary Share transferred is fully paid and free of any lien in favor of us;

•        any fee related to the transfer has been paid to us; and

•        the transfer is not more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 clear days in any year.

Liquidation

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

•        to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

•        to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

•        issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

•        with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

•        purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our Company is being wound-up, may be varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

The Company’s memorandum and articles authorize its board of directors to issue additional Ordinary Shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares. Under the Companies Act, there is no requirement for the directors of a company to obtain the approval of its shareholders for the issue of authorised but unissued shares.

However, the rules under the Nasdaq Listing Rules require that a Nasdaq-listed company obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may at our option comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we intend to voluntarily follow most Nasdaq corporate governance rules, including rules regarding committee structure and director independence, as described above, we may choose to take advantage of some exemptions afforded to foreign private issuers, including but not limited to the exemption from the requirement to obtain shareholder approval for certain issuances of securities.

Declaration of Interest

Pursuant to our memorandum and articles, a director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the listing rules of the designated stock exchange and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Compensation

Under the memorandum and articles, the remuneration of the directors may be determined by our directors or by ordinary resolution of the shareholders.

Borrowing Powers

Our directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Qualification of Directors

There is no shareholding qualification for directors nor is there any specified age limit for directors.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for the amended and restated memorandum and articles of association of our Company, any special resolutions passed by our Company and the register of mortgages and charges of our Company). However, we will provide our shareholders with annual audited financial statements.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a takeover offer. When a takeover offer is made and accepted by holders of not less than 90% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        the act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, dishonesty, willful default or willful neglect. Our Articles provide to the extent permitted by Cayman Islands law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles of association.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association. Our articles allow our shareholders holding at the date of deposit of requisition shares which carry in aggregate not less than ten percent of the rights to vote at such meeting to requisition an extraordinary general meeting of our shareholders, in which case our chairman or board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings. See “Ordinary Shares — General Meetings of Shareholders.” for more information on the rights of our shareholders’ rights to put proposals before the annual general meeting.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles, directors may be removed by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our articles, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles, our memorandum and articles may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•        the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

•        the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

•        the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that our Company may remain out of scope of the legislation or else be subject to more limited substance requirements.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our Class A Ordinary Shares. We cannot assure you that a liquid trading market for our Class A Ordinary Shares will develop on Nasdaq or be sustained after this offering. Future sales of substantial amounts of shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A Ordinary Shares. Further, since a large number of our Class A Ordinary Shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Class A Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have [•] Class A Ordinary Shares outstanding. All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect prevailing market prices of our Class A Ordinary Shares. Prior to this offering, there has been no public market for our Class A Ordinary Shares, and while we intend to submit application for the Class A Ordinary Shares to be listed on Nasdaq, we cannot assure you that a regular trading market will develop in the Class A Ordinary Shares.

Lock-up Agreements

We have agreed that we will not offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Class A Ordinary Shares or any securities that are convertible into or exercisable or exchangeable for our Class A Ordinary Shares, or file any registration statement with the SEC relating to the offering of any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares (other than a registration statement on Form S-8) without the prior written consent of the underwriter for a period ending [•] after the commencement of sales of the offering, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, executive officers, and existing beneficial owners of 5% or more of our outstanding Ordinary Shares has agreed, subject to some exceptions, not to offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares, without the prior written consent of the underwriter for a period ending 180 days after the commencement of sales of the offering. After the expiration of the [•] period, Ordinary Shares held by our directors, executive officers or existing beneficial owners of 5% or more of our outstanding Ordinary Shares may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

[The [•] restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the [•] restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the [•] restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the [•] period, the restrictions will continue to apply until the expiration of the [•] period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and our existing beneficial owners of 5% or more of our outstanding Ordinary Shares, such extension is waived by the underwriter.]

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately shares immediately after this offering; or

•        the average weekly trading volume of the Ordinary Shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting Company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

•        none of the shareholder, its affiliate, nor any person acting on their behalf engages in directed selling efforts in the United States, and

•        in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee, or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

TAXATION

The following are material Cayman Islands tax, Hong Kong tax and U.S. federal income tax considerations relevant to an investment in our Class A Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding the Cayman Islands, Hong Kong, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Class A Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments, executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Class A Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, each holder or prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult its own tax advisers regarding the tax consequences of purchasing, holding or selling the Class A Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States. Under the current laws of Hong Kong:

•        No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A Ordinary Shares.

•        Revenue gains from the sale of the Class A Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the following rates:

(i)     7.5% on the assessable profits up to HK$2,000,000 and 15% on any part of assessable profits over HK$2,000,000 for unincorporated businesses; and

(ii)    8.25% on the assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 for corporations.

•        Gains arising from the sale of the Class A Ordinary Shares, where the purchases and sales of the Class A Ordinary Shares are effected outside of Hong Kong such as, for example, in Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A Ordinary Shares would not be subject to any Hong Kong tax.

Assuming that Ray Maple’s register of members will not be maintained in Hong Kong, the transfer of Class A Ordinary Shares shall not be subject to stamp duty in Hong Kong.

Our subsidiary incorporated in Hong Kong was subject to Hong Kong profit tax rates of 8.25% on assessable profits up to HK$2,000,000 (equivalents to US$256,410), and 16.5% on any part of assessable profits over HK$2,000,000 (equivalents to US$256,410), on their taxable income generated from operations in Hong Kong from year of assessment of 2018/2019 onwards, including the years of assessment of 2022/2023 and 2023/2024.

Under Hong Kong tax laws, our Hong Kong subsidiary is exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong. See “Dividend Policy” for further details on our dividend policy.

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to beneficial owners of our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        underwriters;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        grantor trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        the Company’s officers or directors;

•        holders who are not U.S. Holders;

•        persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Persons considering an investment in our Class A Ordinary ShareS should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Class A Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. The United States has not entered into a bilateral income tax treaty with either the Cayman Islands or Hong Kong. It is unclear whether dividends that we pay on our Class A Ordinary Shares will otherwise meet the conditions required for the reduced tax rate. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our Company or any of our non-U.S. subsidiaries, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we or any of our non-U.S. subsidiaries may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status or the PFIC status of any of our non-U.S. subsidiaries for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a

U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of our Class A Ordinary Shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. Federal income tax purposes) who or that is for United States federal income tax purposes:

•        a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

•        a foreign corporation; or

•        an estate or trust that is not a U.S. Holder;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the United States federal income tax consequences of the sale or other disposition of our securities.

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the Class A Ordinary Shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the Class A Ordinary Shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below for whom Eddid Securities USA Inc. is acting as the representative (the “Representative”) have severally agreed to purchase from us on a firm commitment basis the following respective number of Class A ordinary shares at the public price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriters	Number of Class A ordinary shares
Eddid Securities USA Inc.
Total

The underwriters are offering the Class A ordinary shares subject to their acceptance of the Class A ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A ordinary shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to take and pay for all of the Class A ordinary shares offered by this offering (other than those covered by the over-allotment option described below) if any of the Class A ordinary shares are taken by them. The underwriters may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it.

If the underwriters sell more Class A ordinary shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for [45] days from the closing of this offering, to purchase up to 15% additional Class A ordinary shares at the public offering price less the underwriting discount (the “Over-Allotment Option”). The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any Class A ordinary shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Class A ordinary shares that are the subject of this offering.

Discounts and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the Over-Allotment Option that we have granted to the underwriters):

	Per Share (US$)	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts ([•]%)	$	$	$
Non-accountable expense allowance ([•]%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to pay to the underwriters by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 7% of the gross proceeds received by us from the sale of the shares. We have also agreed to pay the Representative a non-accountable expense allowance in the amount equal to one percent (1%) of the gross proceeds of this offering.

We agree to reimburse the Representative up to $280,000 out of-pocket accountable expenses, including, but not limited to travel, prepaid $100,000 of due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow, and background check of the Company’s principals.

Notwithstanding the foregoing, the compensation received by the underwriters in connection with this offering shall not violate FINRA Rule 5110 after accounting for all fees and expenses paid to the Representative.

Right of First Refusal

We have granted the Representative a right of first refusal, for a period of twelve (12) months from the closing of this offering, to act as the sole investment banker, book-runner, and/or placement agent, at the Representative’s sole discretion, for future public and private equity and debt offerings, including all equity linked financings (each being referred to as a subject transaction), during such twelve (12) period, on terms and conditions that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters/placement agents, subject to FINRA Rule 5110(g) and other applicable rules.

Tail Fee

We have also agreed to pay the Representative, subject to certain exceptions, a cash fee equal to eight percent (8.0)% of the gross proceeds received by the Company from the sale of any equity, and/or equity derivative instruments to any investor to whom the Representative has actually introduced to the Company during the Engagement Period, and such Tail Financing is consummated at any time during the Engagement Period or within the twelve (12) month period following the expiration or termination of the Engagement Period (the “Tail Period”).

The right to receive a fee in connection with the Tail Financing shall be subject to FINRA Rule 5110(g), and the Company shall have a right of termination for cause, which includes that the Company may terminate the Representative’s engagement upon the Representative’s material failure to provide the underwriting services required by the underwriting agreement. The Company’s exercise of the right of termination for cause will eliminate any obligations with respect to the payment of any termination fee or provision of any tail financing fee, including the tail financing set forth above.

Listing

We intend to apply to list our Class A ordinary shares on the Nasdaq [ *] Market under the symbol “[* ].” There is no assurance that such application will be approved, and if our application is not approved, this offering will not be completed.

Lock-Up Agreements

We have agreed not to, for a period of 180 days from the date of this prospectus, issue, offer, pledge, sell, directly or indirectly, any number of shares issued by us or any securities convertible into or exercisable or exchangeable for shares issued by us (excluding, however, the issuance of any shares or other equity awards pursuant to our executive compensation or employee benefit plan), without the prior written consent of the Representative.

Furthermore, each of our directors and executive officers and our principal shareholders (5% or more shareholders) has also agreed to enter into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our shares and securities that are substantially similar to our shares.

Pricing of this Offering

Prior to this offering, there has been no public market for our Class A ordinary shares. The initial public offering price of our Class A ordinary shares will be determined through negotiations between us and the Representative. The factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Class A ordinary shares in this offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our Company.

Based on the above valuation factors and the number of Class A ordinary shares outstanding, we set our per-Class A ordinary share price range between $[•] and $[•].

An active trading market for our Class A ordinary shares may not develop. It is possible that after this offering the Class A ordinary shares will not trade in the public market at or above the initial offering price.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A ordinary shares during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in our Class A ordinary shares for their own account by selling more Class A ordinary shares than we have sold to the underwriters. The underwriters may close out any short position by either exercising its option to purchase additional shares or purchasing shares in the open market.

In addition, the underwriters may stabilize or maintain the price of our Class A ordinary shares by bidding for or purchasing shares or warrants in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our Class A ordinary shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our Class A ordinary shares to the extent that it discourages resales of our Class A ordinary shares. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A ordinary shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A ordinary shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Affiliations

Each underwriter and its respective affiliates are a full-service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions. We have not engaged the underwriters to perform any services for us in the previous 180 days, nor do we have any agreement to engage the underwriters to perform any services for us in the future, subject to the right to act as an advisor as described above.

In the ordinary course of its various business activities, each underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers, and such investment and securities activities may involve securities and/or instruments of the issuer. Each underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members. The underwriters may agree to allocate a number of securities to selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors. In connection with the offering, the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[•]
Nasdaq Capital Market Listing Fee	$	[•]
FINRA	$	[•]
Legal Fees and Expenses	$	[•]
Accounting Fees and Expenses	$	[•]
Printing and Engraving Expenses	$	[•]
Miscellaneous Expenses	$	[•]
Total Expenses	$	[•]

These expenses will be borne by us. Underwriting discounts and commissions will be borne by us in proportion to the numbers of Class A Ordinary Shares sold in the offering.

LEGAL MATTERS

The validity of legal matters as to United States Federal and New York State law in connection with this offering will be passed upon for us by Loeb & Loeb LLP. The underwriter is being represented by MagStone Law LLP with respect to legal matters of United States federal and New York State law. The validity of the Class A Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier, our counsel as to Cayman Islands law. Legal matters as to Hong Kong law will be passed upon for us by P. C. Woo & Co. Legal matters as to PRC law will be passed upon for us by Shenbao (Futian) Law firm.

EXPERTS

The consolidated financial statements as of March 31, 2025 and 2024 and for the fiscal years then ended, included in this prospectus have been so included in reliance on the report of AOGB CPA Limited, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting. The office of AOGB CPA Limited is located at Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Class A Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

RAY MAPLE INC.

Table of content

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of
Ray Maple Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ray Maple Inc. and its subsidiaries (collectively the “Group”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AOGB CPA Limited

Hong Kong, Hong Kong

December 10, 2025, except for Note 3, 11 and 12, as to which the date is June 26, 2026.

We have served as the Group’s auditor since 2025.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

RAY MAPLE INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars, except for number of shares)

	As of
	March 31, 2025	March 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$160,142	$5,424
Accounts receivable	73,590	—
Rental and other deposits – current	5,197	—
Amount due from a related party	177,943	113,717
Total current assets	416,872	119,141

Non-current assets
Property and equipment, net	46,660	—
Operating lease right-of-use assets, net	9,502	25,278
Rental and other deposits – non-current	—	5,197
Intangible asset, net	14,416	25,228
Total non-current assets	70,578	55,703
TOTAL ASSETS	$487,450	$174,844

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$23,637	$26,223
Accrued expenses and other payables	19,748	6,044
Contract liabilities	61,538	—
Tax payable	145,427	6,870
Operating lease liabilities – current	13,730	18,418
Total current liabilities	264,080	57,555

Non-current liabilities
Operating lease liabilities – non-current	—	9,679
Deferred tax liabilities	6,254	4,163
Total non-current liabilities	6,254	13,842
TOTAL LIABILITIES	$270,334	$71,397

Commitments and contingencies (Note 12)

Shareholders’ equity
Class A Ordinary Shares, US$0.0001 par value per share; 400,000,000 shares authorized, 109,750,000 and 109,750,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively*	10,975	10,975
Class B Ordinary Shares, US$0.0001 par value per share; 100,000,000 shares authorized, 15,250,000 and 15,250,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively*	1,525	1,525
Subscription receivables	(50,000)	(50,000)
Additional paid-in capital	38,782	38,782
Retained earnings	215,834	102,165
Total shareholders’ equity	217,116	103,447
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$487,450	$174,844

____________

*        The shares and per share data are presented on a retroactive basis to reflect the Reorganization, surrender of shares, share subdivision and re-class and re-designation of shares (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

RAY MAPLE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts in U.S. dollars, except for number of shares)

	For the years ended
	March 31, 2025	March 31, 2024
Revenue
IT solution consulting services – third parties	$582,023	$100,064
Marketing services – related party	—	15,885
Marketing services – third parties	900,738	156,979
Total revenue	1,482,761	272,928

Operating costs and expenses
Cost of revenue	(402,034)	(83,576)
Operating expenses	(98,937)	(63,815)
Total operating costs and expenses	(500,971)	(147,391)
Income from operations	981,790	125,537
Other income and gain (loss), net	27	(686)
Income before income tax expense	981,817	124,851
Income tax expense	(140,649)	(11,033)
Net income and total comprehensive income	$841,168	$113,818

Basic and diluted earnings per share attributable to ordinary shareholders*
Class A Ordinary Shares	$16.82	$2.28
Class B Ordinary Shares	$16.82	$2.28

Basic and diluted weighted average number of ordinary shares outstanding*
Class A Ordinary Shares	109,750,000	109,750,000
Class B Ordinary Shares	15,250,000	15,250,000

____________

*        The shares and per share data are presented on a retroactive basis to reflect the Reorganization, surrender of shares, share subdivision and re-class and re-designation of shares (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

RAY MAPLE INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in U.S. dollars, except for number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Subscription receivables	(Accumulated deficit) retained earnings	Total shareholders’ (deficit) equity
	No. of shares*	Amount	No. of shares*	Amount
Balance, April 1, 2023	109,750,000	$10,975	15,250,000	$1,525	$38,782	$(50,000)	$(11,653)	$(10,371)

Net income	—	—	—	—	—	—	113,818	113,818
Balance, March 31, 2024	109,750,000	$10,975	15,250,000	$1,525	$38,782	$(50,000)	$102,165	$103,447

Net income	—	—	—	—	—	—	841,168	841,168
Dividend paid	—	—	—	—	—	—	(727,499)	(727,499)
Balance, March 31, 2025	109,750,000	$10,975	15,250,000	$1,525	$38,782	$(50,000)	$215,834	$217,116

____________

*        The shares and per share data are presented on a retroactive basis to reflect the Reorganization, surrender of shares, share subdivision and re-class and re-designation of shares (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

RAY MAPLE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. dollars)

	For the years ended
	March 31, 2025	March 31, 2024
Cash flows from operating activities
Net income	$841,168	$113,818
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation on property and equipment	12,059	—
Amortization of acquired intangible asset	10,812	7,208
Deferred income tax	2,091	4,163
Operating lease expense	16,911	21,383
Loss on operating lease modification	—	717
Change in operating assets and liabilities:
Rental and other deposits	—	2,178
Accounts receivable, net	(73,590)	—
Accounts payable	(2,586)	16,223
Accrued expenses and other payables	15,113	687
Contract liabilities	61,538	—
Amount due from a related party	(791,725)	(113,717)
Operating lease liabilities	(16,911)	(20,476)
Tax payable	138,557	4,468
Net cash provided by operating activities	$213,437	$36,652

Cash flows from investing activities
Purchase of property and equipment	(58,719)	—
Purchase of intangible asset	—	(32,436)
Cash used in investing activities	$(58,719)	$(32,436)

Net change in cash and cash equivalents	154,718	4,216

Cash and cash equivalents at the beginning of the year	5,424	1,208
Cash and cash equivalents at the end of the year	$160,142	$5,424

Supplemental cash flow information:
Cash received for interest	$27	$31
Cash paid for income tax	$—	$—

Supplemental non-cash investing and financing activities:
Operating lease right-of-use assets, obtained in exchange for operating lease obligations	$—	$31,886
Re-measurement of operating lease right-of-use assets and operating lease liabilities due to lease modification	$—	$16,835
Dividend settlement with non-cash consideration (Note 10)	$727,499	$—

The accompanying notes are an integral part of these consolidated financial statements.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization

Ray Maple Inc. (the “Company”) is a limited liability company established under the laws of the Cayman Islands on July 22, 2025. The registered office of the Company is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, George Town, Cayman Islands. The principal office is located at 10/F., Wyndham Place, No. 44 Wyndham Street, Central, Hong Kong. It is a holding company with no business operations of its own.

The Company owns 100% equity interest of (i) OU S Concept Limited (“OUS BVI”), a limited liability company established in British Virgin Island (“BVI”) on August 13, 2025; Through OUS BVI, the Company indirectly holds 100% of the equity interest in OU S Concept Limited (“OUS HK”), a limited liability company established in Hong Kong on May 18, 2022.

The Company and its subsidiaries (collectively, the “Group”) are a professional corporate services provider specializing in two core service offerings: (i) Information technology (“IT”) solution consulting services; and (ii) marketing services. The Group principally focuses on offering IT solution consulting services including customer relationship management (“CRM”) and enterprise resource planning (“ERP”) system design, implementation, and maintenance, alongside strategic digital transformation and system integration to enhance operational efficiency. The Group is also dedicated to offering marketing services which include providing end-to-end marketing strategies, brand identity development, and digital transformation solutions designed to enhance market visibility and optimize business performance.

Reorganization

In preparation for its initial public offering (“IPO”) in the United States, a reorganization of the legal structure of the Group (the “Reorganization”) was completed on August 29, 2025. Prior to the Reorganization, OUS HK, the operating subsidiary of the Company incorporated in Hong Kong, was owned fully by Po Sang Chan (“Mr. Chan”).

In preparation for the listing of the shares, the Company became the holding company of OUS HK via OUS BVI. To prepare for this offering, the Group underwent the Reorganization with the following steps:

Step 1 Dividend distribution to the sole shareholder of OUS HK

On February 28, 2025, the sole director of OUS HK approved and declared an interim dividend resulting in payments totaling HK$5,674,489 (equivalents to US$727,499) to Po Sang Chan (“Mr. Chan”), the sole shareholder of OUS HK. Such dividend was recorded as a reduction to retained earnings at the declaration date and was offset against the balance of the amount due from Mr. Chan, as he was both the sole shareholder and sole director of OUS HK at that time.

Step 2 Shares transfer by Mr. Chan

On March 26, 2025, Mr. Chan transferred all his ordinary shares in OUS HK to Yihai Su (“Mr. Su”) with 5,100 shares, representing 51% shareholding at a consideration of HK$3,952,500 (equivalents to US$506,731) and Tao Xu (“Mr. Xu”) with 4,900 shares, representing 49% shareholding at a consideration of HK$3,797,500 (equivalents to US$486,859), of OUS HK.

Step 3 Shares transfer by Mr. Xu and Mr. Su

On June 16, 2025, Mr. Xu transferred his entire shareholding in OUS HK to Yeting Zhang (“Mr. Zhang”) with 3,680 shares at a consideration of HK$2,852,000 (equivalents to US$365,641) and Liying Wang (“Ms. Wang”) with 1,220 shares at a consideration of HK$945,500 (equivalents to US$121,218), while Mr. Su transferred his 960 shares to Mr. Zhang at a consideration of HK$744,000 (equivalents to US$93,385). Accordingly, OUS HK is owned 41.4% by Mr. Su, 46.4% by Mr. Zhang and 12.2% by Ms. Wang.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization (cont.)

Step 4 Incorporation of RWLY LTD

On June 17, 2025, RWLY LTD was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Ms. Wang’s shares.

Step 5 Incorporation of RZYT LTD

On June 25, 2025, RZYT LTD was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Mr. Zhang’s shares.

Step 6 Incorporation of RSYH LTD

On June 30, 2025, RSYH LTD was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Mr. Su’s shares.

Step 7 Incorporation of Ray Maple Inc.

Ray Maple Inc. was incorporated under the laws of the Cayman Islands on July 22, 2025, as a limited liability company with the intention to become the issuer of this offering. The authorized share capital of Ray maple Inc. was US$50,000 divided into 50,000 shares each with a par value of US$1.00. Upon incorporation, Harneys Fiduciary (Cayman) Limited being the initial subscriber of Ray Maple Inc., held 1 ordinary share in issue and outstanding which was then transferred to RSYH LTD on the same date.

Step 8 Shares allotment of Ray Maple Inc.

On July 22, 2025, the directors of the Company approved the new shares allotment of 20,699 ordinary shares at US$1.00 to RSYH LTD, 23,200 ordinary shares at US$1.00 to RZYT LTD and 6,100 ordinary shares at US$1.00 to RWLY LTD, respectively. Accordingly, the Company is owned 41.4% by Mr. Su through RSYH LTD, 46.4% by Mr. Zhang through RZYT LTD and 12.2% by Ms. Wang through RWLY LTD.

Step 9 Incorporation of OUS BVI

On August 13, 2025, OUS BVI was incorporated under the laws of the BVI as a wholly owned subsidiary of the Company.

Step 10 Shares transfer

On August 29, 2025, the transfer of shares of OUS HK from Mr. Su with 4,140 shares at a consideration of HK$3,208,500 (equivalents to US$411,346), Mr. Zhang with 4,640 shares at a consideration of HK$3,596,000 (equivalents to US$461,026) and Ms. Wang with 1,220 shares at a consideration of HK$945,500 (equivalents to US$121,218) to OUS BVI was completed.

Following the Reorganization, the Company directly and indirectly owned 100% of OUS BVI and OUS HK and the Company was owned 41.4% by Mr. Su through RSYH LTD, 46.4% by Mr. Zhang through RZYT LTD and 12.2% by Ms. Wang through RWLY LTD, which were the same group of shareholders of OUS HK prior to the Reorganization.

Due to the fact that the Company and its subsidiaries are controlled by the same group shareholders immediately before and after the Reorganization completed on August 29, 2025, as described above, the reorganization was accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization (cont.)

On September 17, 2025, the shareholders proposed to surrender the ordinary shares with a par value of US$1 to the Company with nil consideration. Specifically, RZYT LTD proposed to surrender 17,400 ordinary shares; RSYH LTD proposed to surrender 15,525 ordinary shares; and RWLY LTD proposed to surrender 4,575 ordinary shares.

Pursuant to resolutions passed by the board of directors on September 17, 2025, the Company approved the surrender and immediate cancellation of the aforementioned ordinary shares. The share capital of the Company was reduced from US$50,000 to US$12,500 accordingly.

As of March 31, 2025, the authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares each with a par value of US$1. On September 17, 2025, the Company effected a subdivision of each of its existing issued and unissued ordinary shares with a par value of US$0.0001, and all the subdivided shares rank pai passu in all respects with each other (the “Share Subdivision”). As a result of the Share Subdivision, the authorized share capital of the Company became US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each, and the total number of the Company’s issued and outstanding ordinary shares increased from 12,500 to 125,000,000 ordinary shares.

On September 17, 2025, the Company’s board of directors and shareholders have approved that, (i) the re-class and re-designation of (1) 58,000,000 ordinary shares held by RZYT LTD and (2) 51,750,000 ordinary shares held by RSYH LTD into Class A ordinary shares (“Class A Ordinary Shares”) on a one-for-one basis, and (ii) the re-class and re-designation of 15,250,000 ordinary shares held by RWLY LTD into Class B ordinary shares (“Class B Ordinary Shares”) on a one-for-one basis. In respect of the matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty votes per share.

The above-mentioned share surrender and cancellation of ordinary shares, Share Subdivision and re-class and re-designation of Class A Ordinary Shares and Class B Ordinary Shares have been accounted for on a retroactive basis and reflected in the comparative financial information presented in these consolidated financial statements.

The accompanying consolidated financial statements reflect the activities of Ray Maple Inc. and the following subsidiaries:

Name of entities	Date of incorporation	Jurisdiction of formation	Percentage of direct/indirect economic ownership	Principal activities
OU S Concept Limited (“OUS BVI”)	August 13, 2025	BVI	100%	Investment holding
OU S Concept Limited (“OUS HK”)	May 18, 2022	Hong Kong	100%	Provision of IT solution consulting services and marketing services

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements presented herein represent the consolidated financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the incremental borrowing rates used in calculation of the operating lease right-of-use assets and operating lease liabilities, allowance for credit loss, useful life of plant and equipment and acquired intangible asset. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

Functional Currency and Foreign Currency Translation and transaction

The functional currency of the Company is United States Dollars (“US$” or “$”) and the functional currencies of its subsidiaries in BVI is US$ and Hong Kong is Hong Kong Dollars (“HK$”). The Group’s consolidated financial statements are reported using the US$. Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other income, net, in the accompanying consolidated statements of operations and comprehensive income in the period incurred.

The exchanges rates used for translation from HK$ to US$ was 7.80, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate the Hong Kong subsidiary’s balance sheets, income statement items and cash flow items for both years ended March 31, 2025 and 2024.

For the years ended
	March 31, 2025	March 31, 2024
Balance sheet items, except for equity accounts	US$1 = HK$7.80	US$1 = HK$7.80
Items in statements of operations and cash flows	US$1 = HK$7.80	US$1 = HK$7.80

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.
Level 2 —

Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments (cont.)

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, refundable rental and other deposits, accounts payable, other payables and amount due from a related party. The carrying amount of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates. The Group considers the carrying amount of other short-term financial assets and liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2025 and 2024 due to their short-term nature.

The Group had no transfers between levels during any of the periods presented. The Group did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2025 and 2024.

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment losses. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service and after the reduction for the estimated residual values of property and equipment. Estimated useful lives are as follows:

Classification	Estimated useful life
Leasehold improvements	5 years or over the lease term, whichever is shorter
Office equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Intangible asset

Intangible asset, consisting of an operation software, is classified as a finite-lived intangible asset and is amortized on a straight-line basis over its estimated useful life of three years which reflects the period over which the asset is expected to contribute to future cash flows.

Cash and cash equivalents

Cash and cash equivalents includes cash at bank accounts maintained with commercial banks that can be added or withdrawn without limitation. The Group maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$800,000 (equivalents to US$102,564). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Allowance for current expected credit loss

Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit losses methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an allowance for allowance for expected credit loss. The Group evaluates its accounts receivable for allowance for expected credit loss on a regular basis. The Group adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard replaces the “incurred loss methodology” credit impairment model with a new forward-looking methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. In applying this standard, the Group has adopted the loss rate methodology to estimate historical losses on accounts receivable. The Group has adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the allowance for expected credit loss.

For the years ended March 31, 2025 and 2024, the Group has not recorded any provision for allowance for expected credit loss for accounts receivable.

Related parties

The Group adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Impairment of long-lived assets

Long-lived assets, representing property and equipment with finite lives, acquired intangible asset with finite lives and operating lease right-of-use assets, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2025 and 2024, no impairment of long-lived assets was recognized.

Rental and other deposits

Rental and other deposits represent security payments made to lessors for the Group’s lease agreements. The Group made such security payments upon the commencement of the original lease agreements. The security deposits will be refunded to the Group upon the termination or expiration of the lease agreements as well as the delivery of the vacant leased properties to the lessors by the Group.

Rental and other deposits — current primarily include 3 months’ rent, management fee and a quarter of government rates placed to secure a lease agreement which is expected to expire within one year.

Rental and other deposits — non-current primarily include 3 months’ rent, management fee and a quarter of government rates placed to secure a lease agreement which is expected to expire in more than one year.

Lease as Lessee

The Group assesses whether a contract qualifies as a lease at inception. The Group only held operating leases as of and during the years ended March 31, 2025 and 2024. The Group’s material long-term operating lease agreements are for the office premises. The lease term begins on the date that the Group takes possession under the lease.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease as Lessee (cont.)

Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date for material leases with a term of greater than 12 months. Operating lease liabilities represent the present value of future minimum lease payments. Since the Group’s leases do not provide an implicit rate, operating lease liabilities are calculated using estimated incremental borrowing rate based on a collateralized borrowing over the term of each individual lease. Minimum lease payments include only fixed lease components of the agreement, as well as variable rate payments that depend on an index, initially measured using the index at the lease commencement date.

Operating lease right-of-use assets represent the Group’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepaid or accrued lease payments, initial direct costs and lease incentives. Lease incentives are recognized when earned and reduce the Group’s operating lease asset related to the lease. They are amortized through the operating lease assets as reductions of rent expense over the lease term.

For the year ended March 31, 2024, the Group has early terminated the lease and the lease modification results in re-measurement of the operating right-of-use assets and operating lease liabilities. The Group’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

Accounts payable

Accounts payable primarily represent the service fee payables to suppliers for performing IT solution and marketing services for the Group.

Accrued expenses and other payables

Accrued expenses and other payables primarily include accrued payroll and employee benefits expenses and accrued expenses for the operation in the ordinary course of business.

Contract liabilities

Contract liabilities primarily include advance received from customers related to unsatisfied performance obligations, which will be recognized as revenues upon the satisfaction of performance obligations through transfer of related promised services to customers.

Revenue recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 requires the Group to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Group has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Group is a professional corporate service provider specializing in two core services: (i) IT solution consulting services; and (ii) marketing services.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis or based on the selling prices stated stand-alone in the contracts. The transaction price allocated to each performance obligation is recognized when the performance obligation is satisfied, at a point in time or over time as appropriate.

The Group’s principal revenue stream includes:

1.      IT solution consulting services

The Group provides IT solution consulting services mainly including CRM and ERP system design, implementation, and maintenance, alongside strategic digital transformation and system integration to enhance operational efficiency.

The Group enters a distinct contract with its customers for the provision of IT solution consulting services including CRM and ERP system design, implementation, and maintenance, alongside strategic digital transformation and system integration to enhance operational efficiency. The scope of work under IT solution consulting services may include promises to transfer only IT solution service or promises to transfer both IT solution and maintenance services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue from the provision of IT solution consulting services to customers is recognized at a point in time when the service/goods is completed or delivered (i.e. the delivery and the acceptance of the performed work by the customers).

The maintenance service is considered to be a distinct service as it is regularly supplied by the Group to other customers on a stand-alone basis and is available for customers from other providers in the market. Revenue relating to the maintenance services is recognized over time in accordance with the output method for measuring progress. The transaction price allocated to these services is recognized as a contract liability at the time of the initial sales transaction and is released on a straight-line basis over the service period.

The transaction price is determined based on the consideration specified in the contract with the customers and allocated to the respective performance obligation(s).

2.      Marketing services

The Group provides marketing services mainly including end-to-end marketing strategies, brand identity development and digital transformation solutions designed to enhance market visibility and optimize business operations.

Generally, other than Search Engine Optimization (“SEO”) marketing services, the Group enters a distinct contract with its customers for the provision of marketing services. The scope of work under marketing services is distinct and is identified as a single performance obligation. Revenue from the provision of marketing services to customers is recognized at a point in time when the service/goods is completed or delivered (i.e. the delivery and the acceptance of the performed work by the customers).

For the SEO marketing services, the Group generally provides advice to its customers on business marketing strategies and on-going assistance over a pre-determined period of time. The Group enters a distinct contract with its customers for the provision of SEO marketing services. The Group concludes that SEO marketing fee is distinct and meets the criteria for recognizing revenue over time in accordance with the output method for measuring progress. That is, the customer continuously receives and consumes benefits as the work is performed. Therefore, the Group concludes that the SEO marketing services satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration, significant financing components or non-cash consideration in the contracts. There is no contract asset that the Group has right to consideration in exchange for its SEO marketing service that the Group has transferred to its customers. Such right is not conditional on something other than the passage of time.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cost of revenue

Cost of revenue which are directly related to revenue generating transactions, primarily consists of direct cost such as labor cost and supplier’s service fee.

Operating expenses

Operating expenses include legal and professional fees, entertainment expenses, employee and compensation benefits expenses, operating lease expenses and other office expenses.

Employee benefit plan

Payments to the Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognized as an expense when employees have rendered service entitling them to the contributions. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income with a maximum employer’s contribution of HK$1,500 (equivalents to $192) per month of the employee’s monthly income over HK$30,000 (equivalents to $3,846).

Other income and gain (loss), net

Other income and gain (loss), net includes bank interest income mainly generated from savings and received from banks on a monthly basis and loss on operating lease modification. The loss on operating lease modification amounting $nil and $717 for the years ended March 31, 2025 and 2024.

Income taxes

The Group accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax benefit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Group adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Group’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income taxes.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Dividends

Dividends are recorded in the period in which they are declared by the board of directors. Declared dividends are recognized as a reduction of retained earnings. Dividends may be settled either in cash or through offsetting intercompany or related party balances, as appropriate.

During the year ended March 31, 2025, the sole director of OUS HK, who was also its sole shareholder at that time, declared a dividend that was settled through offset against an amount due from a related party. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Reorganization. Subsequent to the declaration, the individual resigned as both the director and shareholder of the subsidiary, as further described in Note 10 to the consolidated financial statements.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period using two-class method. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2025 and 2024, there were no dilutive shares and hence no dilutive EPS.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. The Group adopted this ASU from April 1, 2024, which did not have a material impact on the Group’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU no. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosure (Subtopic 220-40). The amendments in this update enhance disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain notes in the consolidated financial statements. ASU no. 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the consolidated financial statements. The Group’s management is currently evaluating any new disclosures that may be required upon adoption of ASU 2024-03.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements not yet adopted (cont.)

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

3. SEGMENT INFORMATION AND REVENUE

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in the consolidated financial statements for details on the Group’s business segments. The Group applies the management approach in identifying reportable operating segments. Under this approach, the Group’s Chief Operating Decision Maker (“CODM”), identified as the chief executive officer and managing director, reviews management accounts on a monthly basis to manage the business and ensure compliance with financial and regulatory requirements. Management, including the CODM, reviews revenue by service line for internal management purposes; however, this information is considered only on a consolidated basis, and discrete financial information at a lower level is not used by the CODM to evaluate operating results or allocate resources. The Group has only one team to provide services to customers, decisions regarding resource allocation and performance assessment are made on a consolidated basis. The Group has only one team to provide services to customers, decisions regarding resource allocation and performance assessment are made on a consolidated basis. The Group does not establish or monitor budgets or targets by service line for performance assessment. Based on management’s assessment, the Group has determined that it has only one operating segment as defined by ASC 280.

The IT and marketing service segment derives revenue from customers by providing IT solution services and marketing services, and the related accounting policies are the same as those described in the summary of significant accounting policies. The Group does not have intra-entity sales or transfers. The CODM assesses performance for the IT and marketing service segment and decides how to allocate resources based on net income, which is also reported on the consolidated statements of operations and comprehensive income as consolidated net income, and measures return on assets based on net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the IT and marketing service segment or into other parts of the entity, such as for acquisitions or to pay dividends. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

The amounts of segment profit or loss and segment assets are the same as those presented in the consolidated statements of operations and comprehensive income and consolidated balance sheets, and therefore no separate table or reconciliation is disclosed.

All assets of the Group are located in Hong Kong and all revenue is generated in Hong Kong.

The following table disaggregates the revenue for the years ended March 31, 2025 and 2024 are as follows:

	For the years ended
	March 31, 2025	March 31, 2024
Revenue by service line:
IT solution consulting services – third parties	$582,023	$100,064
Marketing services – related party	—	15,885
Marketing services – third parties	900,738	156,979
	$1,482,761	$272,928

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION AND REVENUE (cont.)

	For the years ended
	March 31, 2025	March 31, 2024
Revenue by recognition method:
Revenue recognized at a point in time – related party	$—	$8,834
Revenue recognized at a point in time – third parties	1,288,915	257,043
Revenue recognized over time – related party	—	7,051
Revenue recognized over time – third parties	193,846	—
	$1,482,761	$272,928

All revenue were recognized in Hong Kong for the years ended March 31, 2025 and 2024.

4. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

As of
	March 31, 2025	March 31, 2024
Accounts receivable	$73,590	$—
Less: Allowance for credit loss	—	—
	$73,590	$—

The Group generally conducts its business with creditworthy third parties. The Group determines, on a continuing basis, the probable losses and an allowance for credit loss, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and the Group’s exposure to bad debt is not significant.

For the years ended March 31, 2025 and 2024, the Group has not recorded any allowance for credit loss for accounts receivable. The Group has not experienced any significant bad debt or write-offs of accounts receivable in the past.

The credit terms to clients are 180 days for both years. As of the end of each of the financial year, the aging analysis of accounts receivable based on the invoice date is as follows:

	As of
	March 31, 2025	March 31, 2024
Within 30 days	$9,103	$—
31 – 60 days	10,897	—
61 – 90 days	13,846	—
91 – 120 days	23,974	—
121 – 150 days	—	—
151 – 180 days	15,770	—
	$73,590	$—

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	March 31, 2025	March 31, 2024
At cost:
Furniture and equipment	$34,583	$—
Leasehold improvements	24,136	—
	58,719	—
Less: accumulated depreciation	(12,059)	—
Net carrying amount	$46,660	$—

Depreciation expenses recognized for the years ended March 31, 2025 and 2024 were $12,059 and $nil and were included in “operating expenses” of the consolidated statement of operation and comprehensive income. No impairment losses were recognized for the years ended March 31, 2025 and 2024. Purchases of property and equipment for the years ended March 31, 2025 and 2024 were $58,719 and $nil, respectively.

6. INTANGIBLE ASSET, NET

During the year ended March 31, 2024, the Group acquired intangible assets, primarily representing operation software purchased from third party and used by the Group for its business operations, which was assessed as definite-lived intangible assets with a period of 3 years. The amortizable definite-lived intangible assets, which are reflected in “intangible assets, net” in the consolidated balance sheets, consist of the following:

	As of
	March 31, 2025	March 31, 2024
Gross carrying amount	$32,436	$32,436
Less: accumulated amortization	(18,020)	(7,208)
Net carrying amount	$14,416	$25,228

The Group is currently amortizing its acquired intangible assets with definite lives over a period of 3 years. Amortization expense of acquired intangible assets for the years ended March 31, 2025 and 2024 was $10,812 and $7,208 respectively. Purchases of intangible assets for the years ended March 31, 2025 and 2024 were $nil and $32,436, respectively.

Estimated future amortization as of March 31, 2025 is as follows:

Amount
Fiscal Year
2026	$10,812
2027	3,604
$14,416

Estimated future amortization as of March 31, 2024 is as follows:

Amount
Fiscal Year
2025	$10,812
2026	10,812
2027	3,604
$25,228

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. OPERATING LEASES

The Group had one operating lease for use of office in Hong Kong entered in 2022 with a lease term of 2 years which had been early terminated in November 2023 and had one operating lease for use of office in Hong Kong entered in 2023 with a lease term of 2 years. During the years ended March 31, 2025 and 2024, operating lease expense amounted to $16,911 and $21,383 was included in “operating expenses” of the consolidated statement of operations and comprehensive income and cash outflows for operating lease liabilities amounted to $16,911 and $20,476, respectively. No short term leases expenses were incurred for both years.

The Group’s operating lease right-of-use assets, net and operating lease liabilities recognized in the consolidated balance sheets consisted of the following:

	As of
	March 31, 2025	March 31, 2024
Operating lease right-of-use assets, net	$9,502	$25,278
	As of
	March 31, 2025	March 31, 2024
Operating lease liabilities:
Current operating lease obligation	$13,730	$18,418
Non-current operating lease obligation	—	9,679
Total	$13,730	$28,097
	As of
	March 31, 2025	March 31, 2024
Operating leases:
Weighted average remaining lease term (years)	0.62	1.62
Weighted average discount rate	5.875%	5.875%

The maturity analysis of the Group’s operating lease obligations as of March 31, 2025 was as follows:

Operating leases
Year ending March 31, 2026 and future minimum operating lease payment	$14,092
Less: imputed interest	(362)
Operating lease liabilities recognized in the consolidated balance sheets	$13,730

The maturity analysis of the Group’s operating lease obligations as of March 31, 2024 was as follows:

Operating leases
Year ended March 31, 2025	$19,729
Year ending March 31, 2026	9,865
Future minimum operating lease payment	29,594
Less: imputed interest	(1,497)
Operating lease liabilities recognized in the consolidated balance sheets	$28,097

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of
	March 31, 2025	March 31, 2024
Accrued payroll and employee benefits expenses	$12,844	$—
Accrued professional fees	5,385	5,128
Sub-total	18,229	5,128
Other payables	1,519	916
Total	$19,748	$6,044

9. Contract liabilities

Movement in contract liabilities consists of the following:

Amount
As of April 1, 2024	$—
Advance receipt from customers	92,308
Revenue recognized during the year	(30,770)
As of March 31, 2025	$61,538

10. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Group
Mr. Chan	Director of OUS HK and OUS BVI
Rich Ocean Capital Holding Limited	Mr. Chan, the director of OUS HK and OUS BVI is also the director of the related party

Related party balances

	As of
	March 31, 2025	March 31, 2024
Amount due from a related party	$177,943	$113,717

The amount due from a related party was unsecured, non-interest bearing and repayable on demand and subsequently fully settled as of the date of this report.

Related party transactions

During the years ended March 31, 2025 and 2024, the Group provides marketing services to Rich Ocean Capital Holding Limited with $nil and $15,885, respectively. Mr. Chan is a director of Rich Ocean Capital Holding Limited.

Prior to the completion of the Reorganization on August 29, 2025, Mr. Chan was the sole shareholder and sole director of the Company’s subsidiary, OUS HK. On February 28, 2025, the sole director of OUS HK approved and declared an interim dividend of HK$5,674,489 (equivalents to US$727,499) to its sole shareholder, Mr. Chan. The dividend was recorded as a reduction to retained earnings at the declaration date and was offset against the balance of the amount due from Mr. Chan, as he was both the sole shareholder and sole director of OUS HK at that time.

On March 26, 2025, Mr. Chan transferred all of his ordinary shares in OUS HK to Mr. Su and Mr. Xu.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HK$2,000,000 (equivalents to $256,410) of assessable profits is 8.25% and assessable profits above HK$2,000,000 (equivalents to $256,410) will continue to be subject to the rate of 16.5% for corporations in Hong Kong.

As of March 31, 2025, the Group’s tax years ended March 31, 2023 through 2025 remain subject to examination by the Hong Kong Inland Revenue Department, which generally has the authority to assess or reassess profits tax for up to seven years after the end of the relevant year of assessment.

Income tax expense consisted of the following components:

	For the years ended
	March 31, 2025	March 31, 2024
Hong Kong:
Current tax	$138,557	$6,870
Deferred tax	2,092	4,163
Total	$140,649	$11,033

The following tables provide the reconciliation of the differences between the statutory and effective tax rates following for the years ended March 31, 2025 and 2024:

	For the years ended
	March 31, 2025	March 31, 2024
Income before income taxes	$981,817	$124,851

Tax at Hong Kong statutory tax rate of 16.5%	162,000	20,601
Tax effect on non-assessable income	(5)	(5)
Effect of two-tier tax rate	(21,154)	(7,255)
Tax concession allowed by Hong Kong Government	(192)	(385)
Change in valuation allowance	—	(1,923)
Income tax expense	$140,649	$11,033

The Group’s effective tax rate was 14.3% and 8.8% for the years ended March 31, 2025 and 2024.

Significant components of deferred tax were as follows:

	As of
	March 31, 2025	March 31, 2024
Deferred tax liabilities	$6,254	$4,163

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES (cont.)

The significant components of the Group’s deferred tax liabilities are as follows:

	As of
	March 31, 2025	March 31, 2024
Deferred tax liabilities:
Intangible assets	$2,379	$4,163
Property, plant and equipment	3,875	—
Deferred tax liabilities	$6,254	$4,163
Net deferred tax	$6,254	$4,163

As of March 31, 2025 and 2024, the Group had no net operating loss carryforwards. These losses can offset future taxable income and can be carried forward indefinitely. As of March 31, 2023, the Group had net operating loss carryforwards of $11,656 and the management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The Group believed that it was more likely than not that the Group will be unable to fully utilize its deferred tax assets related to the net operating loss carryforwards in Hong Kong. As a result, the valuation allowance of $1,923 was recorded against the gross deferred tax asset balance as of March 31, 2023. No valuation allowance was provided as of March 31, 2025 and 2024. For the year ended March 31, 2024, net operating loss brought-forward of $11,656 has been utilized to offset taxable income for the year with corresponding income tax benefit of $1,923 derived.

12. COMMITMENTS AND CONTINGENCIES

From time to time, the Group may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Group’s business, financial condition, operating results or cash flows.

Other than those disclosed in Note 7, the Group had no other material commitments, contingent liabilities, or guarantees as of March 31, 2025 and 2024 and for the years ended March 31, 2025 and 2024, respectively.

13. RISKS AND UNCERTAINTIES

Credit risk

The Group’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and accounts receivable.

The Group believes that there is no significant credit risk associated with cash in Hong Kong, which was held by reputable financial institutions in the jurisdiction where the Group’s Hong Kong subsidiary is located. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of HK$800,000 (equivalents to US$102,564). Otherwise, these balances are not covered by insurance. The Group believes that no significant credit risk exists as these financial institutions have high credit quality and the Group has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Group adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The Group performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Group has adopted the loss rate methodology to estimate historical losses on accounts receivable. The Group has adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the allowance for credit loss. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the sole director of the Company. The Group believes that no significant credit risk exists as the risk is mitigated by the Group’s assessment of its customers’ creditworthiness, years of relationship and its ongoing monitoring of outstanding balances.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. RISKS AND UNCERTAINTIES (cont.)

Interest rate risk

The Group is exposed to cash flow interest rate risk through changes in interest rates related mainly to the Group’s bank balances. The Group currently does not have any interest rate hedging policy in relation to cash flow interest rate risk and the risks due to changes in interest rates are not material. The directors monitor the Group’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise. The Group has no significant interest rate risk.

Foreign currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Group is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liabilities are denominated in HK$, which is the functional currency of OUS HK which is the major operating subsidiary of the Group.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Market and geographic risk

The Group’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Group’s business, financial condition, and results of operations.

Concentrations risk

For the years ended March 31, 2025 and 2024, all of the Group’s assets were located in Hong Kong and all of the Group’s revenue were derived from its subsidiary located in Hong Kong. The Group has a concentration of its revenue and accounts receivable with specific customers and cost of services and accounts payable with specific suppliers.

The Group’s exposure to credit risk associated with its activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes.

Details of the customers accounting for 10% or more of total revenue are as follows:

	For the years ended
	March 31, 2025		March 31, 2024
	Amount	%	Amount	%
Customer G	$—	—	$86,538	31.7
Customer H	—	—	57,949	21.2
Customer I	—	—	38,333	14.0
Customer J	—	—	30,128	11.0
	$—	—	$212,948	77.9

During the year ended March 31, 2025, no individual customer accounted for more than 10% of total revenue.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. RISKS AND UNCERTAINTIES (cont.)

Concentrations risk (cont.)

Details of the account receivables accounting for 10% or more of total gross accounts receivable are as follows:

	As of
	March 31, 2025		March 31, 2024
	Amount	%	Amount	%
Customer E	$44,359	60.3	$—	—
Customer K	29,231	39.7	—	—
	$73,590	100.0	$—	—

Details of the suppliers accounting for 10% or more of total cost of services are as follows:

	For the years ended
	March 31, 2025		March 31, 2024
	Amount	%	Amount	%
Golden Wann Production Co Ltd	$145,801	36.3	$—	—
Man C Design Company Limited	81,845	20.4	22,448	26.9
LY’z Development Limited	66,456	16.5	41,821	50.0
Supplier D	42,163	10.5	—	—
Supplier F	—	—	17,962	21.5
	$336,265	83.7	$82,231	98.4

Details of the account payables accounting for 10% or more of total accounts payable are as follows:

	As of
	March 31, 2025		March 31, 2024
	Amount	%	Amount	%
Supplier C	$21,456	90.8	$26,223	100.0

14. SHAREHOLDERS’ EQUITY

Ordinary shares and subscription receivables

As of March 31, 2025 and 2024, the amounts of Class A Ordinary Shares were US$10,975 and US$10,975, respectively and the amounts of Class B Ordinary Shares were US$1,525 and US$1,525, respectively.

As of March 31, 2025 and 2024, subscription receivables were US$50,000 and US$50,000, respectively.

The Company was incorporated under the laws of the Cayman Islands on July 22, 2025, as a limited liability company. In connection with the incorporation, on July 22, 2025, Harneys Fiduciary (Cayman) Limited being the initial subscriber of the Company’s issued 1 ordinary share and then transferred the 1 ordinary share to RSYH LTD.

On July 22, 2025, the directors of the Company approved a new share allotment of (i) 20,699 ordinary shares at US$1.00 to RSYH LTD, (ii) 23,200 ordinary shares at US$1.00 to RZYT LTD and (iii) 6,100 ordinary shares at US$1.00 to RWLY LTD, respectively. Accordingly, the Company is owned (i) 41.4% by Mr. Su through RSYH LTD, (ii) 46.4% by Mr. Zhang through RZYT LTD and (iii) 12.2% by Ms. Wang through RWLY LTD.

On July 22, 2025, the authorized and issued share capital of the Company was US$50,000 divided into 50,000 shares, each with a par value of US$1.00. As of the date of issuance, the subscription amount had not yet been settled by the shareholders, and accordingly, the unpaid balance was recorded as subscription receivables under stockholders’ equity.

RAY MAPLE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. SHAREHOLDERS’ EQUITY (cont.)

On September 17, 2025, the shareholders proposed to surrender the ordinary shares with a par value of US$1 to the company with nil consideration. Specifically, RZYT LTD proposed to surrender 17,400 ordinary shares; RSYH LTD proposed to surrender 15,525 ordinary shares; and RWLY LTD proposed to surrender 4,575 ordinary shares.

Pursuant to resolutions passed by the board of directors on September 17, 2025, the Company approved the surrender and immediate cancellation of the aforementioned ordinary shares. The share capital of the Company was reduced from US$50,000 to US$12,500 accordingly.

As of March 31, 2025, the authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares each with a par value of US$1. On September 17, 2025, the Company effected a subdivision of each of its existing issued and unissued ordinary shares with a par value of US$0.0001, and all the subdivided shares rank pai passu in all respects with each other (the “Share Subdivision”). As a result of the Share Subdivision, the authorized share capital of the Company became US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each, and the total number of the Company’s issued and outstanding ordinary shares increased from 12,500 to 125,000,000 ordinary shares.

On September 17, 2025, the Company’s board of directors and shareholders have approved that, (i) the re-class and re-designation of (1) 58,000,000 ordinary shares held by RZYT LTD and (2) 51,750,000 ordinary shares held by RSYH LTD into Class A ordinary shares (“Class A Ordinary Shares”) on a one-for-one basis, and (ii) the re-class and re-designation of 15,250,000 ordinary shares held by RWLY LTD into Class B ordinary shares (“Class B Ordinary Shares”) on a one-for-one basis. In respect of the matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty votes per share.

The Company believe it is appropriate to reflect the above transactions on a retroactive basis. According to the above transactions and the subsequent adjusted per-share consideration, the Company has retroactively adjusted the shares and per share data for all periods presented.

Additional paid-in capital

As of March 31, 2025 and 2024, additional paid-in capital were US$38,782 and US$38,782, respectively.

The additional paid-in capital represents the aggregate capital contributions from shareholders arising from historical and reorganization transactions. The retrospective additional paid-in capital primarily comprises (i) the additional paid-in capital attributable to the share capital of the Company’s subsidiaries prior to the Reorganization, and (ii) the effect of the surrender of ordinary shares by the shareholders for nil consideration, which was accounted for as acapital contribution to the Company. These transactions are treated as equity movements among shareholders, with no impact on profit or loss.

15. SUBSEQUENT EVENT

The Group evaluated all events and transactions that occurred after March 31, 2025 up through December 10, 2025, which is the date these consolidated financial statements were available to be issued. Other than the events disclosed elsewhere in the consolidated financial statements, no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

RAY MAPLE INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars, except for number of shares)

	As of
	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$12,679	$160,142
Accounts receivable	80,167	73,590
Rental and other deposits	5,197	5,197
Amount due from a related party	—	177,943
Total current assets	98,043	416,872

Non-current assets
Property and equipment, net	31,134	46,660
Operating lease right-of-use assets, net	1,369	9,502
Intangible asset, net	9,010	14,416
Deferred IPO cost	131,373	—
Total non-current assets	172,886	70,578
TOTAL ASSETS	$270,929	$487,450

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$—	$23,637
Accrued expenses and other payables	30,953	19,748
Amount due to a related party	36,287	—
Contract liabilities	—	61,538
Tax payable	152,807	145,427
Operating lease liabilities – current	4,188	13,730
Total current liabilities	224,235	264,080

Non-current liability
Deferred tax liabilities	2,880	6,254
Total non-current liability	2,880	6,254
TOTAL LIABILITIES	$227,115	$270,334

Commitments and contingencies (Note 12)

Shareholders’ equity
Class A Ordinary Shares, US$0.0001 par value per share; 400,000,000 shares authorized, 109,750,000 and 109,750,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively*	10,975	10,975
Class B Ordinary Shares, US$0.0001 par value per share; 100,000,000 shares authorized, 15,250,000 and 15,250,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively*	1,525	1,525
Subscription receivables	(50,000)	(50,000)
Additional paid-in capital	38,782	38,782
Retained earnings	42,532	215,834
Total shareholders’ equity	43,814	217,116
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$270,929	$487,450

____________

*        The shares and per share data are presented on a retroactive basis to reflect the Reorganization, surrender of shares, share subdivision and re-class and re-designation of shares (Note 1).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RAY MAPLE INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(Amounts in U.S. dollars, except for number of shares and per share amount)

	For the six months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue
IT solution consulting services	$98,719	$32,000
Marketing services	207,923	34,199
Total revenue	306,642	66,199

Operating cost and expenses
Cost of revenue	(122,808)	(18,189)
Operating expenses	(353,133)	(21,597)
Total operating cost and expenses	(475,941)	(39,786)
(Loss) income from operations	(169,299)	26,413
Other income	3	11
(Loss) income before income tax expense	(169,296)	26,424
Income tax expense	(4,006)	(3,062)
Net (loss) income and comprehensive (loss) income	$(173,302)	$23,362

Basic and diluted earnings per share attributable to ordinary shareholders*
Class A Ordinary Shares (in US$ cents)	(0.14)	0.02
Class B Ordinary Shares (in US$ cents)	(0.14)	0.02

Basic and diluted weighted average number of ordinary shares outstanding*
Class A Ordinary Shares	109,750,000	109,750,000
Class B Ordinary Shares	15,250,000	15,250,000

____________

*        The shares and per share data are presented on a retroactive basis to reflect the Reorganization, surrender of shares, share subdivision and re-class and re-designation of shares (Note 1).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RAY MAPLE INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED
STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in U.S. dollars, except for number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Subscription receivables	Retained earnings	Total shareholders’ equity
	No. of shares*	Amount	No. of shares*	Amount
Balance, April 1, 2024	109,750,000	$10,975	15,250,000	$1,525	$38,782	$(50,000)	$102,165	$103,447
Net income	—	—	—	—	—	—	23,362	23,362
Balance, September 30, 2024 (Unaudited)	109,750,000	$10,975	15,250,000	$1,525	$38,782	$(50,000)	$125,527	$126,809

Balance, April 1, 2025	109,750,000	$10,975	15,250,000	$1,525	$38,782	$(50,000)	$215,834	$217,116
Net loss	—	—	—	—	—	—	(173,302)	(173,302)
Balance, September 30, 2025 (Unaudited)	109,750,000	$10,975	15,250,000	$1,525	$38,782	$(50,000)	$42,532	$43,814

____________

*        The shares and per share data are presented on a retroactive basis to reflect the Reorganization, surrender of shares, share subdivision and re-class and re-designation of shares (Note 1).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RAY MAPLE INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. dollars)

	For the six months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net (loss) income	$(173,302)	$23,362
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation on property and equipment	15,526	556
Amortization of acquired intangible asset	5,406	5,406
Deferred income tax	(3,374)	1,766
Change in operating assets and liabilities:
Accounts receivable	(6,577)	(34,199)
Accounts payable	(23,637)	1,403
Accrued expenses and other payables	(6,895)	21,562
Contract liabilities	(61,538)	—
Amount due from a related party	177,943	(4,153)
Operating lease liabilities	(1,409)	—
Tax payable	7,380	1,296
Net cash (used in) provided by operating activities	$(70,477)	$16,999

Cash flows from investing activity
Purchase of property and equipment	—	(16,667)
Cash used in investing activity	$—	$(16,667)

Cash flows from financing activities
Payment of deferred IPO cost	(113,273)	—
Repayment to a related party	(128,193)	—
Advance from a related party	164,480	—
Net cash used in financing activities	$(76,986)	$—

Net change in cash and cash equivalents	(147,463)	332

Cash and cash equivalents at the beginning of the year	160,142	5,424
Cash and cash equivalents at the end of the year	$12,679	$5,756

Supplemental cash flow information:
Cash received for interest	$3	$11
Cash paid for interest	$—	$—
Cash paid for income tax	$—	$—

Supplemental schedule of non-cash investing and financing activities:
Certain deferred IPO cost was offset against change in accrued deferred offering costs	18,100	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization

Ray Maple Inc. (the “Company”) is a limited liability company established under the laws of the Cayman Islands on July 22, 2025. The registered office of the Company is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The principal office is located at 10/F., Wyndham Place, No. 44 Wyndham Street, Central, Hong Kong. It is a holding company with no business operations of its own.

The Company owns 100% equity interest of (i) OU S Concept Limited (“OUS BVI”), a limited liability company established in British Virgin Island (“BVI”) on August 13, 2025; Through OUS BVI, the Company indirectly holds 100% of the equity interest in OU S Concept Limited (“OUS HK”), a limited liability company established in Hong Kong on May 18, 2022.

The Company and its subsidiaries (collectively, the “Group”) are a professional corporate services provider specializing in two core service offerings: (i) Information technology (“IT”) solution consulting services; and (ii) marketing services. The Group principally focuses on offering IT solution consulting services including customer relationship management (“CRM”) and enterprise resource planning (“ERP”) system design, implementation, and maintenance, alongside strategic digital transformation and system integration to enhance operational efficiency. The Group is also dedicated to offering marketing services which include providing end-to-end marketing strategies, brand identity development, and digital transformation solutions designed to enhance market visibility and optimize business performance.

Reorganization

In preparation for its initial public offering (“IPO”) in the United States, a reorganization of the legal structure of the Group (the “Reorganization”) was completed on August 29, 2025. Prior to the Reorganization, OUS HK, the operating subsidiary of the Company incorporated in Hong Kong, was owned fully by Po Sang Chan (“Mr. Chan”).

In preparation for the listing of the shares, the Company became the holding company of OUS HK via OUS BVI. To prepare for this offering, the Group underwent the Reorganization with the following steps:

Step 1 Dividend distribution to the sole shareholder of OUS HK

On February 28, 2025, the sole director of OUS HK approved and declared an interim dividend resulting in payments totaling HK$5,674,489 (equivalents to US$727,499) to Mr. Chan, the sole shareholder of OUS HK. Such dividend was recorded as a reduction to retained earnings at the declaration date and was offset against the balance of the amount due from Mr. Chan, as he was both the sole shareholder and sole director of OUS HK at that time.

Step 2 Shares transfer by Mr. Chan

On March 26, 2025, Mr. Chan transferred all his ordinary shares in OUS HK to Yihai Su (“Mr. Su”) with 5,100 shares, representing 51% shareholding at a consideration of HK$3,952,500 (equivalents to US$506,731) and Tao Xu (“Mr. Xu”) with 4,900 shares, representing 49% shareholding at a consideration of HK$3,797,500 (equivalents to US$486,859), of OUS HK.

Step 3 Shares transfer by Mr. Xu and Mr. Su

On June 16, 2025, Mr. Xu transferred his entire shareholding in OUS HK to Yeting Zhang (“Mr. Zhang”) with 3,680 shares at a consideration of HK$2,852,000 (equivalents to US$365,641) and Liying Wang (“Ms. Wang”) with 1,220 shares at a consideration of HK$945,500 (equivalents to US$121,218), while Mr. Su transferred his 960 shares to Mr. Zhang at a consideration of HK$744,000 (equivalents to US$93,385). Accordingly, OUS HK is owned 41.4% by Mr. Su, 46.4% by Mr. Zhang and 12.2% by Ms. Wang.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization (cont.)

Step 4 Incorporation of RWLY LTD

On June 17, 2025, RWLY LTD was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Ms. Wang’s shares.

Step 5 Incorporation of RZYT LTD

On June 25, 2025, RZYT LTD was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Mr. Zhang’s shares.

Step 6 Incorporation of RSYH LTD

On June 30, 2025, RSYH LTD was incorporated under the laws of the British Virgin Islands with the intention to become the holding vehicle for Mr. Su’s shares.

Step 7 Incorporation of Ray Maple Inc.

Ray Maple Inc. was incorporated under the laws of the Cayman Islands on July 22, 2025, as a limited liability company with the intention to become the issuer of this offering. The authorized share capital of Ray maple Inc. was US$50,000 divided into 50,000 shares each with a par value of US$1.00. Upon incorporation, Harneys Fiduciary (Cayman) Limited being the initial subscriber of Ray Maple Inc., held 1 ordinary share in issue and outstanding which was then transferred to RSYH LTD on the same date.

Step 8 Shares allotment of Ray Maple Inc.

On July 22, 2025, the directors of the Company approved the new shares allotment of 20,699 ordinary shares at US$1.00 to RSYH LTD, 23,200 ordinary shares at US$1.00 to RZYT LTD and 6,100 ordinary shares at US$1.00 to RWLY LTD, respectively. Accordingly, the Company is owned 41.4% by Mr. Su through RSYH LTD, 46.4% by Mr. Zhang through RZYT LTD and 12.2% by Ms. Wang through RWLY LTD.

Step 9 Incorporation of OUS BVI

On August 13, 2025, OUS BVI was incorporated under the laws of the BVI as a wholly owned subsidiary of the Company.

Step 10 Shares transfer

On August 29, 2025, the transfer of shares of OUS HK from Mr. Su with 4,140 shares at a consideration of HK$3,208,500 (equivalents to US$411,346), Mr. Zhang with 4,640 shares at a consideration of HK$3,596,000 (equivalents to US$461,026) and Ms. Wang with 1,220 shares at a consideration of HK$945,500 (equivalents to US$121,218) to OUS BVI was completed.

Following the Reorganization, the Company directly and indirectly owned 100% of OUS BVI and OUS HK and the Company was owned 41.4% by Mr. Su through RSYH LTD, 46.4% by Mr. Zhang through RZYT LTD and 12.2% by Ms. Wang through RWLY LTD, which were the same group of shareholders of OUS HK prior to the Reorganization.

Due to the fact that the Company and its subsidiaries controlled by the same group shareholders immediately before and after the Reorganization completed on August 29, 2025, as described above, the reorganization was accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited interim condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization (cont.)

On September 17, 2025, the shareholders proposed to surrender the ordinary shares with a par value of US$1 to the Company with nil consideration. Specifically, RZYT LTD proposed to surrender 17,400 ordinary shares; RSYH LTD proposed to surrender 15,525 ordinary shares; and RWLY LTD proposed to surrender 4,575 ordinary shares.

Pursuant to resolutions passed by the board of directors on September 17, 2025, the Company approved the surrender and immediate cancellation of the aforementioned ordinary shares. The share capital of the Company was reduced from US$50,000 to US$12,500 accordingly.

As of March 31, 2025, the authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares each with a par value of US$1. On September 17, 2025, the Company effected a subdivision of each of its existing issued and unissued ordinary shares with a par value of US$0.0001, and all the subdivided shares rank pai passu in all respects with each other (the “Share Subdivision”). As a result of the Share Subdivision, the authorized share capital of the Company became US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each, and the total number of the Company’s issued and outstanding ordinary shares increased from 12,500 to 125,000,000 ordinary shares.

On September 17, 2025, the Company’s board of directors and shareholders have approved that, (i) the re-class and re-designation of (1) 58,000,000 ordinary shares held by RZYT LTD and (2) 51,750,000 ordinary shares held by RSYH LTD into Class A ordinary shares (“Class A Ordinary Shares”) on a one-for-one basis, and (ii) the re-class and re-designation of 15,250,000 ordinary shares held by RWLY LTD into Class B ordinary shares (“Class B Ordinary Shares”) on a one-for-one basis. In respect of the matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty votes per share.

The above-mentioned share surrender and cancellation of ordinary shares, Share Subdivision and re-class and re-designation of Class A Ordinary Shares and Class B Ordinary Shares have been accounted for on a retroactive basis and reflected in the comparative financial information presented in these unaudited interim condensed consolidated financial statements.

The accompanying unaudited interim condensed consolidated financial statements reflect the activities of Ray Maple Inc. and the following subsidiaries:

Subsidiaries	Date of incorporation	Jurisdiction of formation	Percentage of direct/indirect economic ownership	Principal activities
OU S Concept Limited (“OUS BVI”)	August 13, 2025	BVI	100%	Investment holding
OU S Concept Limited (“OUS HK”)	May 18, 2022	Hong Kong	100%	Provision of IT solution consulting services and marketing services

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

During the six months ended September 30, 2025, the Group incurred a net loss of US$173,302 and generated negative cash flows from operating activities of US$70,477. As of September 30, 2025, the Group was in a net current liability position of US$126,192. These conditions indicate that the Group’s liquidity is dependent on its ability to generate sufficient cash flows from operations and, if necessary, obtain additional financing. Management has evaluated the Group’s ability to continue as a going concern for a period of at least 12 months from the issuance date of these unaudited interim condensed consolidated financial statements. In performing this assessment, management considered the Group’s forecasted cash flows from operations, anticipated collections of accounts receivable, expected revenues from existing operations and planned management of working capital and operating expenditures. Based on the assessment, management believes that the Group will have sufficient resources to meet its obligations as they fall due for the foreseeable future. Accordingly, management believes that the Group will be able to continue as a going concern for the foreseeable future.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the applicable rules and regulations of the Securities Exchange Commission (“SEC”).

The unaudited interim condensed consolidated financial statements presented herein represent the unaudited interim condensed consolidated financial statements of the Company and its subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The unaudited interim condensed financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the incremental borrowing rates used in calculation of the operating lease right-of-use assets and operating lease liabilities, allowance for credit loss and useful life of plant and equipment and acquired intangible asset. Actual results could differ from those estimates, and as such, differences could be material to the unaudited interim condensed consolidated financial statements.

Functional Currency and Foreign Currency Translation and transaction

The functional currency of the Company is United States Dollars (“US$” or “$”) and the functional currencies of its subsidiaries in BVI is US$ and Hong Kong is Hong Kong Dollars (“HK$”). The Group’s unaudited interim condensed consolidated financial statements are reported using the US$.

Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other income, in the accompanying unaudited interim condensed consolidated statements of operations and comprehensive income in the period incurred.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Functional Currency and Foreign Currency Translation and transaction (cont.)

The unaudited interim condensed financial statements of the Hong Kong subsidiary is translated from the functional currency to the reporting currency, the US$. The Group uses the average exchange rate for the six months periods and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Equity accounts other than earnings generated in current period are translated into US$ at the appropriate historical rates. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity, if any.

The exchanges rates used for translation from Hong Kong dollars to US$ was 7.80, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate the Hong Kong subsidiary’s balance sheets as of September 30, 2025 and March 31, 2025, income statement items and cash flow items for six months ended September 30, 2025 and 2024.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	Quoted prices in active markets for identical assets and liabilities.;
Level 2

Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.; and

Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, refundable rental and other deposits, accounts payable, other payables and amount due from (to) a related party. The carrying amount of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates. The Group considers the carrying amount of other short-term financial assets and liabilities approximate the fair value of the respective assets and liabilities as of September 30, 2025 and March 31, 2025 due to their short-term nature.

The Group had no transfers between levels during any of the periods presented. The Group did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2025 and March 31, 2025.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment losses, if any. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service and after the reduction for the estimated residual values of property and equipment. Estimated useful lives are as follows:

Classification	Estimated useful life
Leasehold improvements	5 years or over the lease term, whichever is shorter
Office equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited interim condensed consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Intangible asset

Intangible asset, consisting of an operation software, is classified as a finite-lived intangible asset and is amortized on a straight-line basis over its estimated useful life of three years which reflects the period over which the asset is expected to contribute to future cash flows.

Cash and cash equivalents

Cash and cash equivalents includes cash at bank accounts maintained with commercial banks that can be added or withdrawn without limitation. The Group maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$800,000 (equivalents to US$102,564). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Allowance for current expected credit loss

Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit losses methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an allowance for allowance for expected credit loss. The Group evaluates its accounts receivable for allowance for expected credit loss on a regular basis. The Group adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard replaces the “incurred loss methodology” credit impairment model with a new forward-looking methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. In applying this standard, the Group has adopted the loss rate methodology to estimate historical losses on accounts receivable. The Group has adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the allowance for expected credit loss.

For the six months ended September 30, 2025 and 2024, the Group has not recorded any provision of allowance for expected credit loss on accounts receivable.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related parties

The Group adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Impairment of long-lived assets

Long-lived assets, representing property and equipment with finite lives, acquired intangible asset with finite lives and operating lease right-of-use assets, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. During the six months ended September 30, 2025 and 2024, no impairment of long-lived assets was recognized.

Rental and other deposits

Rental and other deposits represent security payments made to lessors for the Group’s lease agreements. The Group made such security payments upon the commencement of the original lease agreements. The security deposits will be refunded to the Group upon the termination or expiration of the lease agreements as well as the delivery of the vacant leased properties to the lessors by the Group.

Deferred initial public offering costs (“Deferred IPO costs”)

The Group complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs — SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred IPO costs consist of underwriting, legal and other professional expenses incurred through the balance sheet date that are directly related to the proposed public offering and that will be charged to additional paid in capital upon the completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Lease as Lessee

The Group assesses whether a contract qualifies as a lease at inception. The Group only held operating leases as of and during the six months ended September 30, 2025 and 2024. The Group’s material long-term operating lease agreements are for the office premises. The lease term begins on the date that the Group takes possession under the lease.

Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date for material leases with a term of greater than 12 months. Operating lease liabilities represent the present value of future minimum lease payments. Since the Group’s leases do not provide an implicit rate, operating lease liabilities are calculated using estimated incremental borrowing rate based on a collateralized borrowing over the term of each individual lease. The rate implicit in the Group’s lease is not readily determinable, and accordingly, the Group uses its estimated incremental borrowing rate as the discount rate in measuring the operating lease liabilities. Minimum lease payments include only fixed lease components of the agreement, as well as variable rate payments that depend on an index, initially measured using the index at the lease commencement date.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease as Lessee (cont.)

Operating lease right-of-use assets represent the Group’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepaid or accrued lease payments, initial direct costs and lease incentives. Lease incentives are recognized when earned and reduce the Group’s operating lease asset related to the lease. They are amortized through the operating lease assets as reductions of rent expense over the lease term.

Accounts payable

Accounts payable primarily represent the service fee payables to suppliers for performing IT solution and marketing services for the Group.

Accrued expenses and other payables

Accrued expenses and other payables primarily include accrued payroll and employee benefits expenses and accrued expenses for the operation in the ordinary course of business.

Contract liabilities

Contract liabilities primarily include advance received from customers related to unsatisfied performance obligations, which will be recognized as revenues upon the satisfaction of performance obligations through transfer of related promised services to customers.

Revenue recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 requires the Group to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Group has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Group is a professional corporate service provider specializing in two core services: (i) IT solution consulting services; and (ii) marketing services.

The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis or based on the selling prices stated stand-alone in the contracts. The transaction price allocated to each performance obligation is recognized when the performance obligation is satisfied, at a point in time or over time as appropriate.

The Group’s principal revenue stream includes:

(i)     IT solution consulting services

The Group provides IT solution consulting services mainly including CRM and ERP system design, implementation, and maintenance, alongside strategic digital transformation and system integration to enhance operational efficiency.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

The Group enters a distinct contract with its customers for the provision of IT solution consulting services including CRM and ERP system design, implementation, and maintenance, alongside strategic digital transformation and system integration to enhance operational efficiency. The scope of work under IT solution consulting services may include promises to transfer only IT solution service or promises to transfer both IT solution and maintenance services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue from the provision of IT solution consulting services to customers is recognized at a point in time when the service/goods is completed or delivered (i.e. the delivery and the acceptance of the performed work by the customers).

The maintenance service is considered to be a distinct service as it is regularly supplied by the Group to other customers on a stand-alone basis and is available for customers from other providers in the market. Revenue relating to the maintenance services is recognized over time in accordance with the output method for measuring progress. The transaction price allocated to these services is recognized as a contract liability at the time of the initial sales transaction and is released on a straight-line basis over the service period.

The transaction price is determined based on the consideration specified in the contract with the customers and allocated to the respective performance obligation(s).

(ii)    Marketing services

The Group provides marketing services mainly including end-to-end marketing strategies, brand identity development and digital transformation solutions designed to enhance market visibility and optimize business operations.

Generally, other than Search Engine Optimization (“SEO”) marketing services, the Group enters a distinct contract with its customers for the provision of marketing services. The scope of work under marketing services is distinct and is identified as a single performance obligation. Revenue from the provision of marketing services to customers is recognized at a point in time when the service/goods is completed or delivered (i.e. the delivery and the acceptance of the performed work by the customers).

For the SEO marketing services, the Group generally provides advice to its customers on business marketing strategies and on-going assistance over a pre-determined period of time. The Group enters a distinct contract with its customers for the provision of SEO marketing services. The Group concludes that SEO marketing fee is distinct and meets the criteria for recognizing revenue over time in accordance with the output method for measuring progress. That is, the customer continuously receives and consumes benefits as the work is performed. Therefore, the Group concludes that the SEO marketing services satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration, significant financing components or non-cash consideration in the contracts. There is no contract asset that the Group has right to consideration in exchange for its SEO marketing service that the Group has transferred to its customers. Such right is not conditional on something other than the passage of time.

Cost of revenue

Cost of revenue which are directly related to revenue generating transactions, primarily consists of direct cost such as labor cost and supplier’s service fee.

Operating expenses

Operating expenses include legal and professional fees, entertainment expenses, employee and compensation benefits expenses, operating lease expenses and other office expenses.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Employee benefit plan

Payments to the Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognized as an expense when employees have rendered service entitling them to the contributions. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income with a maximum employer’s contribution of HK$1,500 (equivalents to $192) per month of the employee’s monthly income over HK$30,000 (equivalents to $3,846).

The Hong Kong Government has announced that the Mandatory Provident Fund Schemes (Amendment) Ordinance 2021 (the “Amendment Ordinance”), which abolishes the statutory right of an employer to offset long service payments payable to Hong Kong employees against the employer’s mandatory contributions to the MPF scheme, came into effect on May 1, 2025 (the “Transition Date”). Separately, the Government is expected to introduce a subsidy scheme to assist employers following the abolition of the offsetting arrangement.

Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits derived from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the long service payment in respect of an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the long service payment in respect of the employee’s service up to that date; in addition, the long service payment in respect of the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service up to that date. During the six months ended September 30, 2025, all employees are Hong Kong employees and the present value of unfunded obligations was insignificant and no long service payment expenses was recorded.

Other income

Other income includes bank interest income mainly generated from savings and received from banks on a monthly basis.

Income taxes

The Group accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax benefit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Group adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Group’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income taxes.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period using the two-class method. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended September 30, 2025 and 2024, there were no dilutive shares and hence no dilutive EPS.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. The Group adopted this ASU from April 1, 2024, which did not have a material impact on the Group’s unaudited interim condensed consolidated financial statements.

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2023-09 will have a material impact on its unaudited interim condensed consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU no. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosure (Subtopic 220-40). The amendments in this update enhance disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain notes in the unaudited interim condensed consolidated financial statements. ASU no. 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the unaudited interim condensed consolidated financial statements. The Group’s management is currently evaluating any new disclosures that may be required upon adoption of ASU 2024-03.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements not yet adopted (cont.)

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited interim condensed consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

3. SEGMENT INFORMATION AND REVENUE

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in the unaudited interim condensed consolidated financial statements for details on the Group’s business segments. The Group applies the management approach in identifying reportable operating segments. Under this approach, the Group’s Chief Operating Decision Maker (“CODM”), identified as the chief executive officer and managing director, reviews management accounts on a monthly basis to manage the business and ensure compliance with financial and regulatory requirements. Management, including the CODM, reviews revenue by service line for internal management purposes; however, this information is considered only on a consolidated basis, and discrete financial information at a lower level is not used by the CODM to evaluate operating results or allocate resources. The Group has only one team to provide services to customers, decisions regarding resource allocation and performance assessment are made on a consolidated basis. The Group does not establish or monitor budgets or targets by service line for performance assessment. Based on management’s assessment, the Group has determined that it has only one operating segment as defined by ASC 280.

The IT and marketing service segment derives revenue from customers by providing IT solution services and marketing services, and the related accounting policies are the same as those described in the summary of significant accounting policies. The Group does not have intra-entity sales or transfers. The CODM assesses performance for the IT and marketing service segment and decides how to allocate resources based on net income, which is also reported on the consolidated statements of operations and comprehensive income as consolidated net income, and measures return on assets based on net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the IT and marketing service segment or into other parts of the entity, such as for acquisitions or to pay dividends. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

The amounts of segment profit or loss and segment assets are the same as those presented in the unaudited interim condensed consolidated statements of operations and comprehensive (loss) income and unaudited interim condensed consolidated balance sheets, and therefore no separate table or reconciliation is disclosed.

All assets of the Group are located in Hong Kong and all revenue is generated in Hong Kong.

The following table disaggregates the revenue for the six months ended September 30, 2025 and 2024 are as follows:

	For the six months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue by service line:
IT solution consulting services	$98,719	$32,000
Marketing services	207,923	34,199
	$306,642	$66,199
Revenue by recognition method:
Revenue recognized at a point in time	$245,103	$52,865
Revenue recognized over time	61,539	13,334
	$306,642	$66,199

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of
	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
Accounts receivable	$80,167	$73,590
Less: Allowance for credit loss	—	—
	$80,167	$73,590

The Group generally conducts its business with creditworthy third parties. The Group determines, on a continuing basis, the probable losses and an allowance for credit loss, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and the Group’s exposure to bad debt is not significant.

For the six months ended September 30, 2025 and 2024, the Group has not recorded any provision of allowance for credit loss on accounts receivable. The Group has not experienced any significant bad debt or write-offs of accounts receivable in the past.

The credit terms to clients are 180 days for both periods. As of the end of each of the six months ended September 30, 2025 and year ended March 31, 2025, the aging analysis of accounts receivable based on the invoice date is as follows:

	As of
	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
Within 30 days	$—	$9,103
31 – 60 days	—	10,897
61 – 90 days	—	13,846
91 – 120 days	42,616	23,974
121 – 150 days	30,179	—
151 – 180 days	7,372	15,770
	$80,167	$73,590

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
At cost:
Furniture and equipment	$34,583	$34,583
Leasehold improvements	24,136	24,136
	58,719	58,719
Less: accumulated depreciation	(27,585)	(12,059)
Net carrying amount	$31,134	$46,660

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET (cont.)

Depreciation expenses recognized for the six months ended September 30, 2025 and 2024 were $15,526 and $556 and were included in “operating expenses” of the unaudited interim condensed consolidated statements of operations and comprehensive income. No impairment losses were recognized for the six months ended September 30, 2025 and 2024. Purchases of property and equipment for the six months ended September 30, 2025 and 2024 were $nil and $16,667, respectively.

6. INTANGIBLE ASSET, NET

The Group acquired intangible assets, primarily representing operation software purchased from third party and used by the Group for its business operations, which was assessed as definite-lived intangible assets with a period of 3 years. The amortizable definite-lived intangible assets, which are reflected in “intangible assets, net” in the unaudited interim condensed consolidated balance sheets, consist of the following:

	As of
	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
Gross carrying amount	$32,436	$32,436
Less: accumulated amortization	(23,426)	(18,020)
Net carrying amount	$9,010	$14,416

The Group is currently amortizing its acquired intangible assets with definite lives over a period of 3 years. Amortization expense of acquired intangible assets for the six months ended September 30, 2025 and 2024 was $5,406 and $5,406 respectively. No purchases of intangible assets for the six months ended September 30, 2025 and 2024.

Estimated future amortization as of September 30, 2025 is as follows:

Amount
Fiscal Year
March 31, 2026 (remainder of the year)	$5,406
March 31, 2027	3,604
$9,010

Estimated future amortization as of March 31, 2025 is as follows:

Amount
Fiscal Year
March 31, 2026	$10,812
March 31, 2027	3,604
$14,416

7. OPERATING LEASES

The Group had one operating lease for use of office in Hong Kong entered in 2022 with a lease term of 2 years which had been early terminated in November 2023 and had one operating lease for use of office in Hong Kong entered in 2023 with a lease term of 2 years. During the six months ended September 30, 2025 and 2024, operating lease expense amounted to $8,455 and $8,455 was included in “operating expenses” of the unaudited interim condensed consolidated statement of operation and comprehensive income and cash outflows for operating lease liabilities amounted to $9,864 and $8,455, respectively.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. OPERATING LEASES (cont.)

During the six months ended September 30, 2025 and 2024, the Group did not enter into any short-term lease arrangements.

The Group’s operating lease right-of-use assets, net and operating lease liabilities recognized in the unaudited interim condensed consolidated balance sheets consisted of the following:

	As of
	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
Operating lease right-of-use assets, net	$1,369	$9,502
	As of
	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
Operating lease liabilities:
Current operating lease obligation	$4,188	$13,730
Non-current operating lease obligation	—	—
Total	$4,188	$13,730
	As of
	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
Operating leases:
Weighted average remaining lease term (years)	0.13	0.62
Weighted average discount rate	5.875%	5.875%

The maturity analysis of the Group’s operating lease obligations as of September 30, 2025 was as follows:

Operating leases
Six months ending March 31, 2026 and future minimum operating lease payment	$4,228
Less: imputed interest	(40)
Operating lease liabilities recognized in the unaudited interim condensed consolidated balance sheet	$4,188

The maturity analysis of the Group’s operating lease obligations as of March 31, 2025 was as follows:

Operating leases
Year ending March 31, 2026 and future minimum operating lease payment	$14,092
Less: imputed interest	(362)
Operating lease liabilities recognized in the unaudited interim condensed consolidated balance sheet	$13,730

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of
	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
Accrued payroll and employee benefits expenses	$12,313	$12,844
Accrued professional fees	18,100	5,385
Sub-total	30,413	18,229
Other payables	540	1,519
Total	$30,953	$19,748

9. Contract liabilities

Movement in contract liabilities consists of the following:

Amount
As of March 31, 2025 (Audited)	$61,538
Advance receipt from customers	—
Revenue recognized during the year	(61,538)
As of September 30, 2025 (Unaudited)	$—

No contract liabilities were recorded as at March 31, 2024 and September 30, 2024, and there were no movements in contract liabilities during the six months ended September 30, 2024.

10. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Group
Mr. Chan	Director of OUS HK and OUS BVI

Related party balances

	As of
	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
Amount due (to) from a related party:
Mr. Chan	$(36,287)	$177,943

The amount due (to) from a related party represented the advances from (to) the related party by the Group. The balance was unsecured, non-interest bearing and repayable on demand.

Related party transactions

During the six months ended September 30, 2025 and 2024, no related party transaction incurred.

Prior to the completion of the Reorganization on August 29, 2025, Mr. Chan was the sole shareholder and sole director of the Company’s subsidiary, OUS HK. On February 28, 2025, the sole director of OUS HK approved and declared an interim dividend of HK$5,674,489 (equivalents to US$727,499) to its sole shareholder at that time, Mr. Chan. The dividend was recorded as a reduction to retained earnings at the declaration date and was offset against the balance of the amount due from Mr. Chan, as he was both the sole shareholder and sole director of OUS HK at that time.

On March 26, 2025, Mr. Chan transferred all of his ordinary shares in OUS HK to Mr. Su and Mr. Xu.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company’s BVI subsidiary is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HK$2,000,000 (equivalents to $256,410) of assessable profits is 8.25% and assessable profits above HK$2,000,000 (equivalents to $256,410) will continue to be subject to the rate of 16.5% for corporations in Hong Kong.

As of September 30, 2025 and March 31, 2025, the Group’s tax years ended March 31, 2023 through 2025 remain subject to examination by the Hong Kong Inland Revenue Department, which generally has the authority to assess or reassess profits tax for up to seven years after the end of the relevant year of assessment.

Income tax expense consisted of the following components:

	For the six months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Hong Kong:
Current tax	$7,380	$1,296
Deferred tax	(3,374)	1,766
Total	$4,006	$3,062

The following tables provide the reconciliation of the differences between the statutory and effective tax rates following for the six months ended September 30, 2025 and 2024:

	For the six months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
(Loss) income before income taxes	$(169,296)	$26,424

Tax at Hong Kong statutory tax rate of 16.5%	(27,933)	4,360
Tax effect on non-assessable income	(1)	(2)
Tax effect on non-deductible expenses	39,318	—
Effect of two-tier tax rate	(7,378)	(1,296)
Income tax expense	$4,006	$3,062

For the six months ended September 30, 2025, the Group recorded a loss before income taxes and the effective tax rate for the period is not meaningful. Income tax expense was primarily attributable to income taxes incurred by the profitable subsidiary in Hong Kong.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES (cont.)

For the six months ended September 30, 2024, the Group’s effective tax rate was 11.6%.

Significant components of deferred tax were as follows:

	As of
	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
Deferred tax assets	$—	$—
Deferred tax liabilities	2,880	6,254
	$2,880	$6,254

The significant components of the Group’s deferred tax liabilities are as follows:

	As of
	September 30, 2025	March 31, 2025
	(Unaudited)	(Audited)
Deferred tax liabilities:
Intangible assets	$1,487	$2,379
Property, plant and equipment	1,393	3,875
Deferred tax liabilities	$2,880	$6,254
Net deferred tax	$2,880	$6,254

The Group has no deferred tax assets or valuation allowance and did not have any significant unrecognized uncertain tax positions as of September 30, 2025 and March 31, 2025.

12. COMMITMENTS AND CONTINGENCIES

From time to time, the Group may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Group’s business, financial condition, operating results or cash flows.

Other than those disclosed in Note 7, the Group had no other material commitments, contingent liabilities, or guarantees as of September 30, 2025 and March 31, 2025 and for the six months ended September 30, 2025 and 2024, respectively.

13. RISKS AND UNCERTAINTIES

Credit risk

The Group’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and accounts receivable and amount due from a related party.

The Group believes that there is no significant credit risk associated with cash in Hong Kong, which was held by reputable financial institutions in the jurisdiction where the Group’s Hong Kong subsidiary is located. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of HK$800,000 (equivalents to US$102,564). Otherwise, these balances are not covered by insurance. The Group believes that no significant credit risk exists as these financial institutions have high credit quality and the Group has not incurred any losses related to such deposits.

The Group also believes that there is no significant credit risk associated with the amount due from a related party.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. RISKS AND UNCERTAINTIES (cont.)

Credit risk (cont.)

For the credit risk related to accounts receivable, the Group adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The Group performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Group has adopted the loss rate methodology to estimate historical losses on accounts receivable. The Group has adopted the aging methodology to estimate the credit losses on accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment in order to calculate the allowance for credit loss. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the directors of the Company. The Group believes that no significant credit risk exists as the risk is mitigated by the Group’s assessment of its customers’ creditworthiness, years of relationship and its ongoing monitoring of outstanding balances.

Interest rate risk

The Group is exposed to cash flow interest rate risk through changes in interest rates related mainly to the Group’s bank balances. The Group currently does not have any interest rate hedging policy in relation to cash flow interest rate risk and the risks due to changes in interest rates are not material. The directors monitor the Group’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise. The Group has no significant interest rate risk.

Foreign currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Group is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liabilities are denominated in HK$, which is the functional currency of OUS HK which is the major operating subsidiary of the Group.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Market and geographic risk

The Group’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Group’s business, financial condition, and results of operations.

Concentrations risk

As of September 30, 2025 and March 31, 2025, all of the Group’s assets were located in Hong Kong. For the six months ended September 30, 2025 and 2024, all of the Group’s revenue were derived from its subsidiary located in Hong Kong. The Group has a concentration risk of its revenue and accounts receivable with specific customers and cost of services and accounts payable with specific suppliers.

The Group’s exposure to credit risk associated with its activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. RISKS AND UNCERTAINTIES (cont.)

Concentrations risk (cont.)

Details of the customers accounting for 10% or more of total revenue are as follows:

	For the six months ended September 30,
	2025		2024
	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Customer L	$62,167	20.3	$ *	*
Customer B	61,538	20.1	*	*
Customer K	47,949	15.6	*	*
Customer M	37,552	12.2	*	*
Customer N	32,692	10.7	*	*
Customer O	*	*	32,000	48.3
Customer P	*	*	17,276	26.1
	$241,898	78.9	$49,276	74.4

____________

*        Less than 10% of total revenue

Details of the accounts receivable accounting for 10% or more of total gross accounts receivable are as follows:

	As of
	September 30, 2025		March 31, 2025
	Amount	%	Amount	%
	(Unaudited)		(Audited)
Customer E	$ *	*	$44,359	60.3
Customer K	*	*	29,231	39.7
Customer L	42,615	53.2	*	*
Customer M	37,552	46.8	*	*
	$80,167	100.0	$73,590	100.0

____________

*        Less than 10% of total gross accounts receivable

Details of the suppliers accounting for 10% or more of total cost of services are as follows:

	For the six months ended September 30,
	2025		2024
	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Golden Wann Production Co Ltd	$70,528	57.4	$3,317	18.2
Supplier G	19,179	15.6	*	*
LY’z Development Limited	*	*	14,872	81.8
	$89,707	73.0	$18,189	100.0

____________

*        Less than 10% of total cost of services

Details of the accounts payable accounting for 10% or more of total accounts payable are as follows:

As of
	September 30, 2025		March 31, 2025
	Amount	%	Amount	%
	(Unaudited)		(Audited)
LY’z Development Limited	$ *	*	$21,456	90.8

____________

*        Less than 10% of total accounts payable

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. SHAREHOLDERS’ EQUITY

Ordinary shares and subscription receivables

As of September 30, 2025 and March 31, 2025, the amounts of Class A Ordinary Shares were US$10,975 and US$10,975, respectively and the amounts of Class B Ordinary Shares were US$1,525 and US$1,525, respectively.

As of September 30, 2025 and March 31, 2025, subscription receivables represented the unpaid capital contribution to the Company were US$50,000 and US$50,000, respectively.

The Company was incorporated under the laws of the Cayman Islands on July 22, 2025, as a limited liability company. In connection with the incorporation, on July 22, 2025, Harneys Fiduciary (Cayman) Limited being the initial subscriber of the Company’s issued 1 ordinary share and then transferred the 1 ordinary share to RSYH LTD.

On July 22, 2025, the directors of the Company approved a new share allotment of (i) 20,699 ordinary shares at US$1.00 to RSYH LTD, (ii) 23,200 ordinary shares at US$1.00 to RZYT LTD and (iii) 6,100 ordinary shares at US$1.00 to RWLY LTD, respectively. Accordingly, the Company is owned (i) 41.4% by Mr. Su through RSYH LTD, (ii) 46.4% by Mr. Zhang through RZYT LTD and (iii) 12.2% by Ms. Wang through RWLY LTD.

On July 22, 2025, the authorized and issued share capital of the Company was US$50,000 divided into 50,000 shares, each with a par value of US$1.00. As of the date of issuance, the subscription amount had not yet been settled by the shareholders, and accordingly, the unpaid balance was recorded as subscription receivables under shareholders’ equity.

On September 17, 2025, the shareholders proposed to surrender the ordinary shares with a par value of US$1 to the company with nil consideration. Specifically, RZYT LTD proposed to surrender 17,400 ordinary shares; RSYH LTD proposed to surrender 15,525 ordinary shares; and RWLY LTD proposed to surrender 4,575 ordinary shares.

Pursuant to resolutions passed by the board of directors on September 17, 2025, the Company approved the surrender and immediate cancellation of the aforementioned ordinary shares. The share capital of the Company was reduced from US$50,000 to US$12,500 accordingly.

As of March 31, 2025, the authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares each with a par value of US$1. On September 17, 2025, the Company effected a subdivision of each of its existing issued and unissued ordinary shares with a par value of US$0.0001, and all the subdivided shares rank pai passu in all respects with each other (the “Share Subdivision”). As a result of the Share Subdivision, the authorized share capital of the Company became US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each, and the total number of the Company’s issued and outstanding ordinary shares increased from 12,500 to 125,000,000 ordinary shares.

On September 17, 2025, the Company’s board of directors and shareholders have approved that, (i) the re-class and re-designation of (1) 58,000,000 ordinary shares held by RZYT LTD and (2) 51,750,000 ordinary shares held by RSYH LTD into Class A ordinary shares (“Class A Ordinary Shares”) on a one-for-one basis, and (ii) the re-class and re-designation of 15,250,000 ordinary shares held by RWLY LTD into Class B ordinary shares (“Class B Ordinary Shares”) on a one-for-one basis. In respect of the matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty votes per share.

The Company believe it is appropriate to reflect the above transactions on a retroactive basis. According to the above transactions and the subsequent adjusted per-share consideration, the Company has retroactively adjusted the shares and per share data for all periods presented.

RAY MAPLE INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. SHAREHOLDERS’ EQUITY (cont.)

Additional paid-in capital

As of September 30, 2025 and March 31, 2025, additional paid-in capital were US$38,782 and US$38,782, respectively.

The additional paid-in capital represents the aggregate capital contributions from shareholders arising from historical and reorganization transactions. The retrospective additional paid-in capital primarily comprises (i) the additional paid-in capital attributable to the share capital of the Company’s subsidiaries prior to the Reorganization, and (ii) the effect of the surrender of ordinary shares by the shareholders for nil consideration, which was accounted for as a capital contribution to the Company. These transactions are treated as equity movements among shareholders, with no impact on profit or loss.

15. SUBSEQUENT EVENT

The Group evaluated all events and transactions that occurred after September 30, 2025 up through May 8, 2026, which is the date these unaudited interim condensed consolidated financial statements were available to be issued. Other than the events disclosed elsewhere and below in the unaudited interim condensed consolidated financial statements, no other subsequent event occurred that would require recognition or disclosure in the Group’s unaudited interim condensed consolidated financial statements.

On December 19, 2025, Mr. Zhang resigned as a director of the Company, and Ms. Lina Tang (“Ms. Tang”) was appointed as a director on the same date.

On January 2, 2026, RTLN Global Limited was incorporated in the British Virgin Islands and is intended to serve as the holding vehicle for Ms. Tang.

On January 14, 2026, Mr. Zhang, through RZYT LTD, transferred 58,000,000 shares of the Company to RTLN Global Limited for a consideration of US$5,800.

Following the above transactions, the shareholding of the Company is as follows: 41.4% held by Mr. Su through RSYH LTD, 46.4% held by Ms. Tang through RTLN Global Limited, and 12.2% held by Ms. Wang through RWLY LTD, respectively.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

The shares were issued in reliance upon exemptions from registration under Section 4(a)(2) of the Securities Act. No underwriters were involved in these issuances of Ordinary Shares.

Name	Number of Shares	Consideration
Harneys Fiduciary (Cayman) Limited	1 ordinary share(1)	$1.00 per share
RSYH LTD	20,699 ordinary shares(2)	$1.00 per share
RZYT LTD	23,200 ordinary shares(2)	$1.00 per share
RWLY LTD	6,100 ordinary shares(2)	$1.00 per share
RSYH LTD	51,750,000 ordinary shares pursuant to Share Subdivision(3)	$0.0001 per share
RZYT LTD	58,000,000 ordinary shares pursuant to Share Subdivision(3)	$0.0001 per share
RWLY LTD	15,250,000 ordinary shares pursuant to Share Subdivision(3)	$0.0001 per share
RSYH LTD	51,750,000 Class A Ordinary Shares pursuant to Share Reclassification(4)	$0.0001 per share
RZYT LTD	58,000,000 Class A Ordinary shares pursuant to Share Reclassification(4)	$0.0001 per share
RWLY LTD	15,250,000 Class B Ordinary Shares pursuant to Share Split(4)	$0.0001 per share

____________

(1)      On July 22, 2025, Ray Maple Inc. was incorporated under the laws of the Cayman Islands as a limited liability company with the intention to become the issuer of this offering. Upon incorporation, Harneys Fiduciary (Cayman) Limited being the initial subscriber of Ray Maple Inc., held 1 ordinary share in issue and outstanding which was then transferred to RSYH LTD on the same date.

(2)      On July 22, 2025, the directors of the Company approved the new shares allotment of 20,699 ordinary shares at US$1.00 to RSYH LTD, 23,200 ordinary shares at US$1.00 to RZYT LTD and 6,100 ordinary shares at US$1.00 to RWLY LTD, respectively.

(3)      On September 17, 2025, the Company effected a subdivision of each of its existing issued and unissued ordinary shares with a par value of US$0.0001, and all the subdivided shares rank pai passu in all respects with each other (the “Share Subdivision”). As a result of the Share Subdivision, RSYH LTD held 51,750,000 ordinary shares, RZYT LTD holds 58,000,000 ordinary shares, and RWLY LTD holds 15,250,000 ordinary shares.

(4)      On September 17, 2025, the Company’s board of directors and shareholders have approved that, (i) the re-class and re-designation of (1) 58,000,000 ordinary shares held by RZYT LTD and (2) 51,750,000 ordinary shares held by RSYH LTD into Class A Ordinary Shares on a one-for-one basis, and (ii) the re-class and re-designation of 15,250,000 ordinary shares held by RWLY LTD into Class B Ordinary Shares on a one-for-one basis.

The foregoing issuances were exempt from registration under the Securities Act since they were transactions not involving a public offering. No underwriters were involved in these issuances of Shares. Other than disclosed herein, we did not issue any securities in the past three years.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [•], 2026.

Ray Maple Inc.
By:
Tao Xu
Chief Executive Officer
(Principal Executive Officer)

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Tao Xu and Yihai Su and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer	[•], 2026
Tao Xu	(Principal Executive Officer)
	Chief Financial Officer	[•], 2026
Yihai Su	(Principal Financial and Accounting Officer)
	Director	[•], 2026
Lina Tang
	Director	[•], 2026
Liying Wang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [    ].

[ ]
By:
Name:
Title:

EXHIBIT INDEX

Exhibit No.	Description of document
1.1**	Form of Underwriting Agreement
3.1**	Memorandum and Articles of Association of the Registrant, as amended by a special resolution of the Registrant on September 17, 2025, as currently in effect
3.2**	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (to be effective in connection with the completion of this offering)
4.1**	Specimen Class A Ordinary Share Certificate
5.1**	Form of Opinion of Ogier, Cayman Islands counsel of the Registrant, regarding the validity of Ordinary Shares being registered
10.1**	Supplier Agreement between Ou S Concept Limited and Golden Wann Production Co Limited, dated June 1, 2024
10.2**	Supplier Agreement between Ou S Concept Limited and Man C Design Co Limited, dated June 1, 2022
10.3**	Supplier Agreement between Ou S Concept Limited and LY’z Development Limited, dated October 13, 2023
10.4**	Lease Agreement between OU S CONCEPT LIMITED and AP ACCOUNTING SERVICES LIMITED, dated November 11, 2025
10.5**	Form of Employment Agreement between the registrant and its officers
10.6**	Form of Director Agreement between the registrant and its directors
10.7**	Form of Independent Director Agreement between the registrant and its independent directors
21.1**	List of Subsidiaries of the Registrant
23.1**	Consent of AOGB CPA Limited
23.2**	Form of Consent of Ogier (included in Exhibits 5.1)
23.3**	Form of Consent of Loeb & Loeb LLP
23.4**	Form of Consent of P. C. Woo & Co.
23.4**	Form of Consent of Shenbao (Futian) Law firm
24.1**	Power of Attorney (included in signature page hereto)
99.1**	Code of Business Conduct and Ethics
99.4**	Director Nominee Consent of Wenxuan Bi
99.5**	Director Nominee Consent of Weihong Dai
99.6**	Director Nominee Consent of Heung Ming Henry Wong
99.7**	Form of Clawback Policy
99.8**	Form of Audit Committee Charter
99.9**	Form of Compensation Committee Charter
99.10**	Form of Nominating and Corporate Governance Committee Charter
99.11**	Request for Waiver and Representation under Item 8.A.4 of Form 20-F
107**	Calculation of Registration Fee

____________

*        Filed herewith.

**      To be provided by amendment.